                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-41396
PROSPECTUS
--------------------------------------------------------------------------------

                                3,300,000 Shares

                               [JACK HENRY LOGO]
                                  Common Stock

--------------------------------------------------------------------------------

Jack Henry & Associates, Inc. is offering 1,500,000 shares and the selling stockholders are offering 1,800,000 shares of common stock. Jack Henry & Associates will not receive any of the proceeds from the sale of shares by the selling stockholders.

Jack Henry & Associates provides integrated computer software and hardware systems and software maintenance and support to banks and credit unions, both on an in-house and on an outsourced basis.

The shares of Jack Henry & Associates are quoted in the Nasdaq National Market under the symbol "JKHY." On August 10, 2000, the last reported sale price in the Nasdaq National Market was $45.1875 per share.

                                                                Per Share       Total
    Public offering price.....................................   $43.00      $141,900,000
    Underwriting discounts and commissions....................   $ 2.15      $  7,095,000
    Proceeds, before expenses, to Jack Henry & Associates.....   $40.85      $ 61,275,000
    Proceeds to the selling stockholders......................   $40.85      $ 73,530,000

SEE "RISK FACTORS" ON PAGES 9 TO 14 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF JACK HENRY & ASSOCIATES.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 495,000 additional shares from the selling stockholders at the public offering price less underwriting discounts and commissions. Delivery and payment for the shares will be on August 16, 2000.

PRUDENTIAL SECURITIES
           CIBC WORLD MARKETS
                        ROBERT W. BAIRD & CO.
                                   GEORGE K. BAUM & COMPANY
                                             A.G. EDWARDS & SONS, INC.

August 10, 2000

                               [JACK HENRY LOGO]
                         CUSTOMERS INSTALLED NATIONWIDE
                  [MAP OF U.S. SHOWING CUSTOMER INSTALLATIONS]

                                      LOGO

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................   3
Risk Factors.........................   9
Forward-Looking Statements...........  14
Use of Proceeds......................  15
Price Range of Common Stock..........  16
Dividend Policy......................  16
Capitalization.......................  17
Selected Financial Data..............  18
Unaudited Pro Forma Condensed
  Combined Financial Information.....  20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  22

                                      PAGE
                                      ----
Business.............................  31
Management...........................  41
Principal and Selling Stockholders...  47
Description of Capital Stock.........  49
Shares Eligible for Future Sale......  51
Underwriting.........................  52
Legal Matters........................  54
Experts..............................  54
Available Information................  54
Index to Financial Statements........ F-1

--------------------------------------------------------------------------------

"Silverlake System(R)" is a registered trademark of Jack Henry & Associates, Inc. "CIF 20/20," "NetTeller," "Core Director," "Vertex," "Streamline Platform Automation," "Alliance Check Image Solutions," "Silhouette Document Imaging," "PinPoint Report Retrieval," "InTouch Voice Response," "Centurion Disaster Recovery," "TimeTrack Payroll System:00," "FormSmart," "NetHarbor," "Symitar Systems," "MemberConnect -- Web" and "CommLink" are all trademarks of Jack Henry & Associates or its subsidiaries.

"IBM," "AS/400," "OS/400" and "RS/6000," are all registered or trademarks of International Business Machines Corporation ("IBM").

--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                      (This Page Intentionally Left Blank)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                            JACK HENRY & ASSOCIATES

     We are a leading provider of integrated computer systems to commercial banks with under $10.0 billion of total assets, which we refer to as community banks, as well as credit unions and other financial institutions in the United States. We offer a complete, integrated suite of information technology solutions to improve the management of our customers' entire back-office and customer interaction processes. We believe that our solutions enable our customers to provide better service to their customers and compete more effectively against larger banks and alternative financial institutions. Our customers either install and use our systems in-house or outsource these operations to us through our data centers located across the United States. We perform data conversion and software installation for the implementation of our systems and provide continuing maintenance and support services that foster strong customer relationships and produce recurring revenue and additional sales opportunities.

     Founded in 1976, we have gained a reputation in the markets we serve as a high-quality provider of value-added, productivity-enhancing products and services. Our revenues have grown from $67.2 million in fiscal 1995 to $193.5 million in fiscal 1999, a compound annual growth rate of 30.3%. Over this same period, our customer base has grown from 950 to 1,800. As of June 30, 2000, we had over 2,850 customers.

     We also have enjoyed strong growth in net income and expanding pre-tax margins since 1995. Income from continuing operations has grown from $9.1 million in fiscal 1995 to $32.7 million in fiscal 1999, a compound annual growth rate of 37.7%. During this same period, pre-tax margins grew from 20.6% in fiscal 1995 to 26.7% in fiscal 1999. For the three months ended March 31, 2000, income from continuing operations increased 21.1% over the comparable period in calendar 1999 to $10.2 million and pre-tax margins were 26.3%.

                                  OUR INDUSTRY

     As of December 31, 1999, there were approximately 8,500 community banks and 11,000 credit unions in the United States with aggregate assets of approximately $1.9 trillion and $411.4 billion, respectively. According to the Automation in Banking 1999 report, all financial institutions, including both the largest banks in the United States and our target market of community banks and credit unions, collectively increased spending on hardware, software, services and telecommunications from $19.9 billion in 1994 to $32.0 billion in 1998, a compound annual growth rate of 12.6%. An industry survey indicates that 93% of community banks and credit unions, which together we refer to as community financial institutions, believe upgrading technology is the most important issue for their continued success. In addition, the Internet is becoming a powerful and efficient medium for the delivery of financial services. Community financial institutions risk losing customers to larger or alternative financial institutions if they do not offer Internet banking services. We believe that the market opportunity for providers of information technology systems, maintenance, support and related outsourcing services targeted toward community financial institutions will continue to grow as a result of competitive pressure on financial institutions.

                                  OUR SOLUTION

     We are a single-source provider of a comprehensive and flexible suite of integrated products and services that address the information technology needs of community financial institutions. We offer software applications primarily for use on hardware supporting IBM OS/400 and UNIX operating systems. Our software applications provide our customers with maximum flexibility in meeting their data processing requirements within a single, integrated system. Our core proprietary software applications are the Silverlake System and the CIF 20/20 system, each of which operates on IBM AS/400 hardware; our Core Director system, which operates on UNIX-based hardware; and our Symitar Systems, which operates on the IBM RS/6000 with a UNIX operating system. Each of these core applications include the vital data processing and information management functions required by a community financial institution.

     Our Silverlake System offers the greater functionality and capacity required by larger community banks, while the CIF 20/20 system provides excellent functionality to smaller community banks whose needs can be met with less complexity. Our Core Director system is intended for community banks that operate UNIX-based hardware and our Symitar Systems is specifically designed for credit unions.

     To complement our core proprietary software applications, we provide a variety of integrated ancillary products and services, including Internet and telephone banking applications, bill payment and image processing. We provide these products and services to community financial institutions for use on an in-house or an outsourced basis.

     We believe that our information technology solution provides strategic advantages to our customers by enabling them to:

     -  implement advanced technologies with full functionality;

     -  rapidly deploy new products and services;

     -  focus on customer relationships; and

     -  access outsourcing solutions to improve operating efficiency.

                                  OUR STRATEGY

     Our objective is to grow our revenue and earnings internally, supplemented by strategic acquisitions. The key components of our business strategy are to:

     -  provide high-quality, value-added products and services to our clients;

     -  continue to expand our product and service offerings;

     -  expand our existing customer relationships;

     -  expand our customer base;

     -  build recurring revenue;

     -  maximize economies of scale; and

     -  attract and retain capable employees.

                              RECENT ACQUISITIONS

     In fiscal 2000, we closed four strategic acquisitions that expanded our core software offerings targeted to our community financial institution customers, added a complementary service offering and increased our focus on providing information technology solutions to credit unions. On September 8, 1999, we completed the purchase of certain assets of BancTec, Inc.'s community banking business for $50.0 million in cash and the assumption of certain liabilities. This business, which we renamed Open Systems Group, had revenue for the year ended August 31, 1999 of $40.2 million and provided us with a UNIX-based software system, one data center, five additional item processing centers and over 600 community bank customers. On April 1, 2000, we acquired the capital stock of BancData Solutions, Inc. for $5.0 million in cash, providing us with outsourcing centers and customers in the California market. On June 1, 2000, we completed our $16.0 million pooling of interests acquisition of Sys-Tech, Inc. of Kansas, a provider of uninterruptible power supply systems and consulting services pertaining to the design of computer facilities. Sys-Tech, which had revenue for its fiscal year ended September 30, 1999 of $9.9 million, had been a Jack Henry & Associates business partner since 1991. On June 7, 2000, we completed the purchase of the capital stock of Symitar Systems, Inc. for $44.0 million in cash. Symitar Systems had revenue for the year ended December 31, 1999 of $32.8 million and provided us with one of the leading software products targeting the credit union market, increasing our presence in this market with the addition of 237 credit union customers.

                              RECENT DEVELOPMENTS

     On July 21, 2000, we announced unaudited financial data for our fourth fiscal quarter and for the fiscal year ended June 30, 2000. This information is preliminary and we have not finalized our consolidated financial statements for these periods. Fourth quarter revenues increased 54.2% to $69.4 million over the same period in fiscal 1999. For fiscal 2000, total revenues increased 16.4% to $225.3 million compared to $193.5 million in fiscal 1999. Software licensing and installation revenues in the fourth quarter increased 96.9% to $21.8 million and accounted for 31.4% of total revenues compared to $11.1 million or 24.6% of fourth quarter 1999 revenues. In fiscal 2000, software licensing and installation revenues grew 22.3% to $57.7 million or 25.6% of total revenues compared to $47.2 million or 24.4% of fiscal 1999 revenues. Fourth quarter maintenance, support and services revenues increased 51.5% to $27.7 million and hardware sales increased 27.2% to $19.9 million. In fiscal 2000, maintenance, support and service revenues increased 36.8% to $97.5 million and hardware sales decreased 6.6% to $70.1 million.

     Income from continuing operations increased 5.0% in fiscal 2000 to $34.4 million or $0.81 per diluted share, compared to $32.7 million, or $0.77 per diluted share, in fiscal 1999. Growth in software licensing and installation revenues resulted in a gross margin of 47.5% in the fourth quarter of fiscal 2000, up from 46.4% in the fourth quarter of the prior year. Gross margin for the full year was 43.5%, down from 44.6% in the comparable period of fiscal 1999. Fourth quarter gross profit grew 58.0% to $33.0 million compared to $20.9 million in the fourth quarter of fiscal 1999. Fiscal 2000 gross profit was up 13.7% to $98.1 million compared to $86.3 million a year ago. Operating expenses for the fourth quarter increased to $15.1 million or 21.8% of revenues and for fiscal 2000 to $47.1 million or 20.9% of revenues. Selling and marketing expenses increased 35.5% during fiscal 2000 to $19 million. General and administrative expenses increased 38.1% in the fourth quarter and 15.7% for the full fiscal year 2000. Fourth quarter operating income was $17.8 million compared to $12.2 million in the fourth quarter of fiscal 1999. Fiscal 2000 operating income was $51.0 million compared to $49.7 million in fiscal 1999. Fourth quarter pre-tax income totaled $17.4 million compared to $12.4 million in fiscal 1999, and pre-tax margins decreased to 25.1% in the fourth quarter of fiscal 2000 from 27.5% in the fourth quarter of fiscal 1999. Fiscal 2000 pre-tax income was $51.8 million compared to $51.6 million in fiscal 1999, and pre-tax margins decreased to 23.0% in fiscal 2000 from 26.7% in fiscal 1999.

     Total assets grew 83.4% to $325.1 million at the end of fiscal 2000 compared to fiscal 1999, and stockholders' equity increased 33.5% to $154.5 million. Long-term and short-term debt totaled $70.9 million at the end of fiscal 2000.

                                    ABOUT US

     We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1985 in connection with our initial public offering. Our principal offices are located at 663 Highway 60, Monett, Missouri 65708, and our telephone number is
(417) 235-6652. Our web site is located at www.jackhenry.com. Information contained on our web site should not be considered part of this prospectus.

                                  THE OFFERING


Shares offered by Jack Henry & Associates.......  1,500,000 shares
Shares offered by the selling stockholders......  1,800,000 shares
Total shares outstanding after this offering....  42,907,109 shares
Use of proceeds by Jack Henry & Associates......  For repayment of debt, working capital, capital expenditures, other general corporate purposes and
                                                  potential future acquisitions.
Nasdaq National Market symbol...................  JKHY

     The number of shares offered by the selling stockholders does not include up to 495,000 shares that the underwriters may purchase from the selling stockholders if the underwriters exercise their over-allotment options in full.

     The amount of common stock that will be outstanding after this offering does not include:

     - 6,580,560 shares issuable upon exercise of options outstanding as of August 1, 2000, of which 3,762,160 shares are exercisable under our stock option plans at a weighted average exercise price of $20.36 per share; and

     - 1,696,110 shares available as of August 1, 2000, for issuance under our stock plans pursuant to options that have not yet been granted.

     Unless otherwise stated, all share amounts and prices included in this prospectus have been adjusted to give effect to the 2 for 1 split of our common stock in the form of a stock dividend that took place on March 2, 2000.

                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following sets forth our summary consolidated financial and operating data for the periods indicated. The income statement data for the three month and nine month periods ended March 31, 2000 include the results of operations of Open Systems Group acquired from BancTec, Inc. on September 8, 1999, from the acquisition date forward. The acquisitions of Peerless Group, Inc., closed December 16, 1998 and Sys-Tech, Inc. of Kansas, closed June 1, 2000, were accounted for as poolings-of-interests. Therefore, the selected consolidated financial data for all periods are presented as if they had occurred at the beginning of the earliest period reported. This table is derived from, should be read in conjunction with, and is qualified entirely by reference to our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The amounts in the table below, other than per share data, are in thousands.

                                                                                                        THREE MONTHS
                                                         YEAR ENDED              NINE MONTHS ENDED          ENDED
                                                          JUNE 30,                   MARCH 31,            MARCH 31,
                                               ------------------------------   -------------------   -----------------
                                                 1997       1998       1999       1999       2000      1999      2000
                                               --------   --------   --------   --------   --------   -------   -------
INCOME STATEMENT DATA:
Revenues
  Software licensing and installation.......   $ 31,930   $ 39,484   $ 47,181   $ 36,108   $ 35,888   $11,198   $15,275
  Maintenance/support and service...........     37,510     46,835     71,278     52,995     69,812    19,128    25,148
  Hardware sales............................     56,816     61,916     75,068     59,452     50,231    16,187    17,998
                                               --------   --------   --------   --------   --------   -------   -------
      Total revenues........................    126,256    148,235    193,527    148,555    155,931    46,513    58,421
                                               --------   --------   --------   --------   --------   -------   -------
Cost of Sales
  Cost of hardware..........................     41,016     43,335     54,661     43,350     35,920    11,964    12,615
  Cost of services..........................     32,001     37,674     52,582     39,792     54,865    13,963    18,650
                                               --------   --------   --------   --------   --------   -------   -------
      Total cost of sales...................     73,017     81,009    107,243     83,142     90,785    25,927    31,265
                                               --------   --------   --------   --------   --------   -------   -------
Gross profit................................     53,239     67,226     86,284     65,413     65,146    20,586    27,156
                                               --------   --------   --------   --------   --------   -------   -------
Operating Expenses
  Selling and marketing expense.............     12,750     15,124     14,030     11,384     12,514     3,283     4,326
  Research and development expense..........      3,012      4,163      5,183      3,758      5,780     1,248     2,242
  General and administrative expense........      9,607     11,675     17,347     12,729     13,692     3,699     5,033
                                               --------   --------   --------   --------   --------   -------   -------
      Total operating expenses..............     25,369     30,962     36,560     27,871     31,986     8,230    11,601
                                               --------   --------   --------   --------   --------   -------   -------
Operating income from continuing
  operations................................     27,870     36,264     49,724     37,542     33,160    12,356    15,555
                                               --------   --------   --------   --------   --------   -------   -------
Other Income (Expense)
  Interest income...........................        738      1,319      1,619      1,430        738       435       223
  Interest expense..........................        (40)       (34)       (93)       (72)    (1,143)      (12)     (567)
  Other, net................................        109        348        363        346      1,629       161       179
                                               --------   --------   --------   --------   --------   -------   -------
      Total other income (expense)..........        807      1,633      1,889      1,704      1,224       584      (165)
                                               --------   --------   --------   --------   --------   -------   -------
Income from continuing operations before
  taxes.....................................     28,677     37,897     51,613     39,246     34,384    12,940    15,390
Provision for income taxes..................     10,185     13,692     18,887     14,622     11,468     4,538     5,214
                                               --------   --------   --------   --------   --------   -------   -------
    Income from continuing operations.......     18,492     24,205     32,726     24,624     22,916     8,402    10,176
Loss from discontinued operations...........       (450)      (668)      (758)      (758)      (332)     (531)       --
                                               --------   --------   --------   --------   --------   -------   -------
Net income..................................   $ 18,042   $ 23,537   $ 31,968   $ 23,866   $ 22,584   $ 7,871   $10,176
                                               ========   ========   ========   ========   ========   =======   =======
Diluted Earnings Per Share:
  Income from continuing operations.........   $   0.46   $   0.58   $   0.77   $   0.58   $   0.54   $  0.20   $  0.24
  Loss from discontinued operations.........      (0.01)     (0.02)     (0.02)     (0.02)     (0.01)    (0.01)       --
                                               --------   --------   --------   --------   --------   -------   -------
  Net income................................   $   0.45   $   0.57   $   0.75   $   0.56   $   0.53   $  0.18   $  0.24
                                               ========   ========   ========   ========   ========   =======   =======
Diluted weighted average shares
  outstanding...............................     40,214     41,593     42,641     42,663     42,343    42,795    42,850
                                               ========   ========   ========   ========   ========   =======   =======
Basic Earnings Per Share:
  Income from continuing operations.........   $   0.49   $   0.61   $   0.81   $   0.61   $   0.56   $  0.21   $  0.25
  Loss from discontinued operations.........      (0.01)     (0.02)     (0.02)     (0.02)     (0.01)    (0.01)       --
                                               --------   --------   --------   --------   --------   -------   -------
  Net income................................   $   0.47   $   0.59   $   0.79   $   0.59   $   0.55   $  0.19   $  0.25
                                               ========   ========   ========   ========   ========   =======   =======
Basic weighted average shares outstanding...     38,025     39,770     40,337     40,250     40,771    40,428    40,950
                                               ========   ========   ========   ========   ========   =======   =======

                                                                       AT MARCH 31, 2000
                                                               ----------------------------------
                                                                                      PRO FORMA,
                                                                ACTUAL    PRO FORMA   AS ADJUSTED
                                                               --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 13,025   $ 22,331     $ 22,981
Total assets................................................    225,864    282,709      283,359
Total debt..................................................     30,054     74,054       14,054
Stockholders' equity........................................    137,422    137,422      198,072

     The preceding table summarizes certain unaudited balance sheet data at March 31, 2000:

     -  on a historical basis;

     - on a pro forma basis to reflect our acquisition of Symitar Systems, Inc.; and

     - on a pro forma basis, as adjusted to give effect to our acquisition of Symitar Systems, Inc. and the application of the net proceeds received by us in this offering.

     See "Use of Proceeds," "Capitalization," "Selected Financial Data" and the unaudited pro forma combined financial statements included elsewhere in this prospectus.

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information set forth in this prospectus before purchasing shares of common stock of Jack Henry & Associates. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

     WE MAY NOT BE ABLE TO CONTINUE OR EFFECTIVELY MANAGE OUR RAPID GROWTH.

     We have grown at a rapid pace, both internally and through acquisitions. Our expansion has and will continue to place significant demands on our administrative, operational, financial and management personnel and systems. We cannot assure you that we will be able to enhance and expand our product lines, manage costs, adapt our infrastructure and modify our systems to accommodate future growth.

     IF WE FAIL TO ADAPT OUR PRODUCTS AND SERVICES TO CHANGES IN TECHNOLOGY, WE COULD LOSE EXISTING CUSTOMERS AND BE UNABLE TO ATTRACT NEW BUSINESS.

     The markets for our software and hardware products and services are characterized by changing customer requirements and rapid technological changes. These factors and new product introductions by our existing competitors or by new market entrants could reduce the demand for our existing products and services and we may be required to develop or acquire new products and services. Our future success is dependent on our ability to enhance our existing products and services in a timely manner and to develop or acquire new products and services. If we are unable to develop or acquire new products and services as planned, or fail to achieve timely market acceptance of our new or enhanced products and services, we may incur unanticipated expenses, lose sales or fail to achieve anticipated revenues.

     ACQUISITIONS MAY BE COSTLY AND DIFFICULT TO INTEGRATE.

     We recently have acquired several businesses and will continue to explore possible business combinations in the future. We may not be able to successfully integrate acquired companies. We may encounter problems in connection with the integration of new businesses including:

     -  financial control and computer system compatibility;

     -  unanticipated costs;

     - unanticipated quality or customer problems with acquired products or services;

     -  diversion of management's attention;

     - adverse effects on existing business relationships with suppliers and customers;

     -  loss of key employees; and

     - significant amortization expenses related to goodwill and other intangible assets.

     Without additional acquisitions, we may not be able to grow and to develop new products and services as quickly as we have in the past to meet competitive challenges. If our integration strategies fail, our business, financial condition and results of operations could be materially and adversely affected.

     IF OUR STRATEGIC RELATIONSHIP WITH IBM WERE TERMINATED, IT COULD HAVE A NEGATIVE IMPACT ON THE CONTINUING SUCCESS OF OUR BUSINESS.

     We have developed a strategic relationship with IBM. As part of this collaborative relationship, we market and sell IBM hardware and equipment to our customers under an industry remarketer agreement and resell maintenance on IBM hardware products to our customers. Much of our software is designed to be compatible with the IBM hardware that is run by a majority of our customers.

     If IBM were to terminate or fundamentally modify our strategic relationship by:

     -  exclusively selling hardware directly to our customers;

     - exclusively providing service and maintenance for its equipment directly to our customers;

     - ending our collaboration, thereby making our production of compatible software more difficult; or

     -  ceasing to manufacture equipment with which our software is compatible,

our relationship with our customers and our revenues and earnings would suffer. We could also lose software market share or be required to redesign existing products or develop new products that would be compatible with the hardware used by our customers.

     COMPETITION MAY RESULT IN PRICE REDUCTIONS AND DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES.

     We expect that competition in the markets we serve will remain vigorous. We compete on the basis of product quality, reliability, performance, ease of use, quality of support and pricing. We cannot guarantee that we will be able to compete successfully with our existing competitors or with companies that may enter our markets in the future. Certain of our competitors have strong financial, marketing and technological resources and, in some cases, a larger customer base than we do. They may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services.

     THE LOSS OF KEY EMPLOYEES COULD ADVERSELY AFFECT OUR BUSINESS.

     We depend to a significant extent on the contributions and abilities of our Chairman and Chief Executive Officer Michael Henry, our President and Chief Operating Officer Michael Wallace, our Chief Financial Officer Terry Thompson and various other members of our senior management. Our company has grown significantly in recent years and our management remains concentrated in a small number of key employees. If we lose one or more of our key employees, we could suffer a loss of sales and delays in new product development, and management resources would have to be diverted from other activities to compensate for this loss. We do not have employment agreements with any of our executive officers. We maintain $1.0 million of "key person" life insurance on each of Michael Henry and Michael Wallace, but this amount would be inadequate to compensate us for the loss of their services.

     CONSOLIDATION OF FINANCIAL INSTITUTIONS COULD REDUCE THE NUMBER OF OUR CUSTOMERS AND POTENTIAL CUSTOMERS.

     Our primary market consists of approximately 8,500 community banks and 11,000 credit unions. The number of community banks and credit unions has decreased as a result of mergers and acquisitions and is expected to continue to decrease as more consolidation occurs, which will reduce our number of potential customers. As a result of this consolidation, some of our existing customers could terminate, or refuse to renew their contracts with us and potential customers could break off negotiations with us.

     THE SERVICES WE PROVIDE TO OUR CUSTOMERS ARE SUBJECT TO GOVERNMENT REGULATION THAT COULD HINDER OUR ABILITY TO DEVELOP PORTIONS OF OUR BUSINESS OR IMPOSE ADDITIONAL CONSTRAINTS ON THE WAY WE CONDUCT OUR OPERATIONS.

     The financial services industry is subject to extensive and complex federal and state regulation. As a supplier of services to financial institutions, some of our operations are examined by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation, among other regulatory agencies. These agencies regulate services we provide and the manner in which we operate, and we are required to comply with a broad range of applicable laws and regulations. In addition, existing laws, regulations and policies could be amended or interpreted differently by regulators in a manner that has a negative impact on our existing operations or that limits our future growth or expansion.

     Our customers are also regulated entities, and the form and content of actions by regulatory authorities could determine both the decisions they make concerning the purchase of data processing and other services and the timing and implementation of these decisions. By establishing standards for Year 2000 compliance, federal regulators had a significant impact on the market for our products and services in fiscal 2000. We cannot assure you that future decisions by regulatory authorities will not have a similar or even greater impact on the market in the future. For example, regulations proposed under the Gramm-Leach-Bliley Act may impose strict standards on our customers to protect the confidentiality of personal customer information and records. This may require us to incur costs to modify our products and services to comply with new regulations.

     The development of financial services over the Internet has raised concerns with respect to the use, confidentiality and security of private customer information. Regulatory agencies, Congress and state legislatures are considering numerous regulatory and statutory proposals to protect the interests of consumers and to require compliance by the industry with standards and policies that have not been defined. We do not know what form the regulatory framework will take and we cannot assure you that any legislation or regulations that are adopted will not have a negative effect on our current operations, will not limit our ability to expand our Internet-based activities or will not impose onerous costs and/or procedures that would make these operations impractical.

     NETWORK OR INTERNET SECURITY PROBLEMS COULD DAMAGE OUR REPUTATION AND BUSINESS.

     We rely on standard network and Internet security systems, most of which we license from third parties, to provide the security and authentication necessary to effect secure transmission of data. Computer networks and the Internet are vulnerable to unauthorized access, computer viruses and other disruptive problems. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may render our security measures inadequate. Someone who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations or those of our customers. Security risks may result in liability to us and also may deter financial institutions from purchasing our products. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users, any of which could harm our business.

     DEFECTS IN OUR SOFTWARE PRODUCTS COULD RESULT IN LOSS OF REVENUES AND INJURY TO OUR REPUTATION AND COULD SUBJECT US TO LIABILITY.

     Complex software products such as those we develop, sell and maintain may contain undetected errors or defects which may become evident at any point in the life of the product. Errors may be found from time to time in our software products or in new or recently acquired products resulting in loss of revenues, delay in market acceptance and sales, diversion of development resources, injury to our reputation, liability for damages or increased warranty costs. Because our products are used to deliver services that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Product liability litigation arising from these errors, defects or problems, even if unsuccessful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in our license agreements.

     AS TECHNOLOGY BECOMES LESS EXPENSIVE AND MORE ADVANCED, PURCHASE PRICES OF HARDWARE MAY DECLINE AND OUR REVENUES AND PROFITS FROM REMARKETING ARRANGEMENTS MAY DECREASE.

     Computer hardware technology is rapidly developing. Hardware manufacturers are producing less expensive and more powerful equipment each year, and we expect this trend to continue into the future. As computer hardware becomes less expensive, revenues and profits derived from our hardware remarketing may decrease and become a smaller portion of our revenues and profits.

     IF WE NEED TO DEFEND OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD INCUR SUBSTANTIAL COSTS.

     Our future success and ability to compete depends in part upon our proprietary technology. We rely on a combination of copyright protection, trademark registration, trade secret laws and contract restrictions to protect our proprietary interests. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights could be expensive, could cause the diversion of our resources, including diversion of management's attention from our core business, and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.

     IF WE ARE ACCUSED OF INFRINGING ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, OUR BUSINESS COULD SUFFER.

     In the event that a holder of intellectual property claimed that we infringed those rights, whether with or without merit, the need to defend any action would be costly and time-consuming and could divert our management's attention or cause product delays. If our products were found to infringe a third party's proprietary rights, we could be required to pay royalties or licensing fees. If we were not able to obtain rights to use the intellectual property on acceptable terms, we might be required to stop the marketing and sale of one or more of these products and we could incur substantial legal fees.

     THE MARKET FOR INTERNET-BASED FINANCIAL SERVICES IS EVOLVING RAPIDLY AND THE GROWTH OF THIS PORTION OF OUR BUSINESS COULD BE LIMITED.

     The impact of the Internet on the financial services industry and our customers is uncertain. We are currently involved in planning and developing Internet-based products and services for our customers. We cannot assure you, however, that there will be significant demand for these products and services or that we will meet any demand that arises in a successful or timely manner. Furthermore, we do not know how the evolution of the Internet will affect our existing business or products and services in the future.

     AN OPERATIONAL FAILURE IN OUR OUTSOURCING FACILITIES COULD CAUSE US TO LOSE CUSTOMERS.

     Damage or destruction that interrupts our provision of outsourcing services could damage our relationship with certain customers and may cause us to incur substantial additional expense to repair or replace damaged equipment. Although we have installed back-up systems and procedures to prevent or reduce disruption, we cannot assure you that we will not suffer a prolonged interruption of our transaction processing services. In the event that an interruption of our network extends for more than several hours, we may experience data loss or a reduction in revenues by reason of such interruption. In addition, a significant interruption of service could have a negative impact on our reputation and could lead our present and potential customers to choose service providers other than us.

     THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     The market price of our common stock could fluctuate widely in response to numerous factors, including but not limited to:

     - actual or anticipated variations in annual or quarterly operating results;

     - announcements by us or our competitors of new products, significant contracts, acquisitions or relationships;

     - increases or decreases in or elimination of the payment of dividends to our stockholders;

     -  economic well-being of community financial institutions; and

     - availability of significant amounts of common stock for sale into the public market by our stockholders, including shares that may be issued and subsequently sold upon the exercise of stock options.

     In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated and disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results. Furthermore, the stock prices of companies that offer solutions designed to enable Internet-based financial services have historically been volatile and may continue to be so.

     SOME OF OUR SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

     After this offering, we will have outstanding 42,907,109 shares of common stock, regardless of whether or not the underwriters exercise their over-allotment options. Of these shares, an aggregate of 31,939,031 shares, including the 3,300,000 shares in this offering, or 32,434,031 shares if the underwriters exercise their over-allotment options in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. At the conclusion of this offering, a total of 10,968,078 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up agreements. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. We, our executive officers and directors and the selling stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock other than shares being sold in the offering for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements. These shares will become available for resale in the public market without registration under the Securities Act as shown in the chart below. An additional 3,762,160 shares may be issued under currently exercisable stock options, all of which could be sold, although some would also be subject to Rule 144 "affiliate" restrictions. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

NUMBER OF SHARES           DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
----------------           --------------------------------------------------
   10,550,666              90 days after the date of this prospectus due to lock-up
                           agreements that our executive officers and directors and
                           JKHY Partners and Eddina F. Mackey have with Prudential
                           Securities Incorporated.
      417,412              Between 90 and 365 days after the date of this prospectus
                           due to requirements of the federal securities laws.

     PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW AND OUR CURRENT CONTROLLING STOCKHOLDERS AND SENIOR MANAGEMENT COULD DETER TAKEOVER ATTEMPTS OR PREVENT OTHER ACTIONS THAT CERTAIN STOCKHOLDERS MAY THINK ARE IN THEIR BEST INTERESTS.

     After the completion of this offering, members of senior management, the board of directors and members of the Henry family will continue to beneficially own 27.1% of our outstanding common stock (26.0% if the underwriters exercise their over-allotment options in full). As a result, these stockholders will be able to significantly influence matters requiring stockholder approval, including a change in control.

     Some provisions in our certificate of incorporation and bylaws could also delay, defer, prevent or make more difficult a merger, tender offer, or proxy contest. Among other things, these provisions:

     - allow only the Chairman of the Board, the President, the board of directors, or two-thirds of the stockholders to call special stockholder meetings;

     - require a two-thirds vote of the stockholders to amend some provisions of our certificate of incorporation;

     - require two-thirds vote of the stockholders to approve an acquisition of our company;

     - require a two-thirds vote of the stockholders to amend some provisions of our bylaws;

     -  prevent stockholder action by written consent in lieu of meeting;

     - authorize our board of directors to issue up to 500,000 shares of preferred stock in series with the terms of each series to be fixed by our board of directors; and

     - specify advance notice requirements for stockholder proposals and director nominations to be considered at a meeting of stockholders.

     In addition, with some exceptions, Section 203 of the Delaware General Corporation Law restricts mergers and other business combinations between us and any holder of 15% or more of our voting stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Jack Henry & Associates, including among other things:

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     -  anticipated trends in our business;

     -  existing and future regulations affecting our business;

     -  opportunities to make acquisitions;

     -  use of the Internet to facilitate financial transactions; and

     -  other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to Jack Henry & Associates, our business or our management, are intended to identify forward-looking statements.

     Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds to Jack Henry & Associates from our sale of the 1,500,000 shares of common stock in this offering will be approximately $60.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Jack Henry & Associates. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We intend to use these net proceeds for the repayment of debt, working capital, capital expenditures and other general corporate purposes. We plan to repay all debt outstanding under our $75.0 million bank credit facility, which outstanding debt is approximately $46.5 million at the time of completion of this offering. This debt had an effective interest rate of 7.63% at June 30, 2000, and the credit facility matures on June 15, 2001. We also may use a portion of the net proceeds to acquire, invest or joint venture in software businesses, software products and outsourcing operations that are complementary to our business. We currently have no commitments or agreements with respect to any acquisition, investment or joint venture.

     Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "JKHY." The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as reported by the Nasdaq National Market. All prices have been adjusted to give effect to the 2 for 1 split of our common stock which occurred on March 2, 2000.

                                                          HIGH      LOW
                                                         ------    ------
FISCAL 1999
     First Quarter...................................    $25.13    $17.38
     Second Quarter..................................     27.50     15.19
     Third Quarter...................................     25.06     16.00
     Fourth Quarter..................................     20.38     13.22
FISCAL 2000
     First Quarter...................................    $22.69    $15.50
     Second Quarter..................................     28.25     16.38
     Third Quarter...................................     40.00     24.13
     Fourth Quarter..................................     53.00     30.00
FISCAL 2000
     First Quarter (through August 10, 2000).........    $54.50    $38.81

     On August 10, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $45.1875 per share. As of June 30, 2000, there were approximately 1,031 owners of record of our common stock.

                                DIVIDEND POLICY

     We established a practice of paying quarterly dividends at the end of fiscal 1990 and we have paid dividends with respect to every quarter since that time. Quarterly dividends per share paid on our common stock for the two most recent fiscal years ended June 30, 1999 and 2000, as adjusted to reflect the 2 for 1 stock split in March 2000, are as follows:

                                                                DIVIDEND
                                                                --------
FISCAL 1999
     First Quarter..........................................     $.0325
     Second Quarter.........................................      .0325
     Third Quarter..........................................      .0400
     Fourth Quarter.........................................      .0400
FISCAL 2000
     First Quarter..........................................     $.0400
     Second Quarter.........................................      .0400
     Third Quarter..........................................      .0500
     Fourth Quarter.........................................      .0500

     The declaration and payment of any future dividends will continue to be at the discretion of our board of directors and will depend, among other factors, upon our earnings, capital requirements, contractual restrictions, and operating and financial condition. We do not currently foresee any changes in our dividend practices.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, short-term borrowings, including current portion of long-term debt, long-term debt, stockholders equity and capitalization at March 31, 2000:

     -  on a historical basis;

     - on a pro forma basis to reflect our acquisition of Symitar Systems, Inc.; and

     - on a pro forma basis as adjusted to give effect to our acquisition of Symitar Systems, Inc. and the application of the net proceeds received by us in this offering at the public offering price of $43.00 per share.

     The historical information was derived from and is qualified by reference to our consolidated financial statements and accompanying notes included elsewhere in this prospectus. This information should be read in conjunction with these consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and the unaudited pro forma combined financial information included elsewhere in this prospectus. The amounts in the table below, other than share and per share data, are in thousands.

                                                                      AS OF MARCH 31, 2000
                                                              ------------------------------------
                                                                                       PRO FORMA,
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
Cash and cash equivalents.................................    $ 13,025    $ 22,331      $ 22,981
                                                              ========    ========      ========
Short-term borrowings including current portion of
  long-term debt..........................................    $ 29,872    $ 73,872      $ 13,872
                                                              ========    ========      ========
Long-term debt............................................    $    182    $    182      $    182
                                                              --------    --------      --------
Stockholders' Equity:
  Preferred stock; $1 par value per share; 500,000 shares
     authorized; none issued..............................          --          --
  Common stock, $.01 par value per share; 50,000,000
     shares authorized; 41,121,803 issued actual and pro
     forma; 42,621,803 shares issued pro forma, as
     adjusted.............................................         411         411           426
  Additional paid-in capital..............................      36,029      36,029        96,664
  Retained earnings.......................................     100,982     100,982       100,982
                                                              --------    --------      --------
     Total stockholders' equity...........................     137,422     137,422       198,072
                                                              --------    --------      --------
     Total capitalization.................................    $137,604    $137,604      $198,254
                                                              ========    ========      ========

     The number of shares of common stock set forth above does not include:

     - 6,580,560 shares issuable upon exercise of options outstanding as of August 1, 2000, of which 3,762,160 shares were exercisable under our stock option plans at a weighted average exercise price of $20.36 per share; and

     - 1,696,110 shares available as of August 1, 2000 for issuance under our stock plans pursuant to options that have not yet been granted.

                            SELECTED FINANCIAL DATA

     The following tables set forth selected consolidated financial information of Jack Henry & Associates. The balance sheet data as of June 30, 1998 and 1999 and the income statement data for the three years ended June 30, 1997, 1998 and 1999 are derived from the audited consolidated financial statements of Jack Henry & Associates included elsewhere in this prospectus. The balance sheet data as of March 31, 2000 and the income statement data for the nine and three month periods ended March 31, 2000 have been derived from the unaudited consolidated financial statements of Jack Henry & Associates and its subsidiaries and have been prepared on a basis consistent with our audited consolidated financial statements and the related notes and include all adjustments (consisting of normal recurring adjustments), which we consider necessary for a fair presentation of the information. The acquisitions of Peerless Group, Inc., closed December 16, 1998, and Sys-Tech, Inc. of Kansas, closed June 1, 2000, were accounted for as poolings of interests. Therefore, the selected consolidated financial data for all periods have been adjusted to reflect the acquisitions as if they had occurred at the beginning of the earliest period reported. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The amounts in the tables below, other than per share data, are in thousands.

                                                                                              NINE MONTHS         THREE MONTHS
                                                                                                 ENDED                ENDED
                                                    YEAR ENDED JUNE 30,                        MARCH 31,            MARCH 31,
                                     --------------------------------------------------   -------------------   -----------------
                                      1995      1996       1997       1998       1999       1999       2000      1999      2000
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
INCOME STATEMENT DATA:
Revenues
    Software licensing and
      installation.................  $21,489   $25,885   $ 31,930   $ 39,484   $ 47,181   $ 36,108   $ 35,888   $11,198   $15,275
    Maintenance/support and
      service......................   16,924    29,901     37,510     46,835     71,278     52,995     69,812    19,128    25,148
    Hardware sales.................   28,738    38,713     56,816     61,916     75,068     59,452     50,231    16,187    17,998
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
      Total revenues...............   67,151    94,499    126,256    148,235    193,527    148,555    155,931    46,513    58,421
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Cost of Sales
    Cost of hardware...............   22,002    27,109     41,016     43,335     54,661     43,350     35,920    11,964    12,615
    Cost of services...............   14,706    24,769     32,001     37,674     52,582     39,792     54,865    13,963    18,650
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
      Total cost of sales..........   36,708    51,878     73,017     81,009    107,243     83,142     90,785    25,927    31,265
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Gross profit.......................   30,443    42,621     53,239     67,226     86,284     65,413     65,146    20,586    27,156
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Operating Expenses
    Selling and marketing
      expense......................    7,250     9,260     12,750     15,124     14,030     11,384     12,514     3,283     4,326
    Research and development
      expense......................    3,259     4,559      3,012      4,163      5,183      3,758      5,780     1,248     2,242
    General and administrative
      expense......................    6,344     7,224      9,607     11,675     17,347     12,729     13,692     3,699     5,033
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
      Total operating expenses.....   16,853    21,043     25,369     30,962     36,560     27,871     31,986     8,230    11,601
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Operating income from continuing
  operations.......................   13,590    21,578     27,870     36,264     49,724     37,542     33,160    12,356    15,555
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Other Income (Expense)
    Interest income................      746       541        738      1,319      1,619      1,430        738       435       223
    Interest expense...............     (624)     (700)       (40)       (34)       (93)       (72)    (1,143)      (12)     (567)
    Other, net.....................       92       217        109        348        363        346      1,629       161       179
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
      Total other income
        (expense)..................      214        58        807      1,633      1,889      1,704      1,224       584      (165)
Income from continuing operations
  before taxes.....................   13,804    21,636     28,677     37,897     51,613     39,246     34,384    12,940    15,390
Provision for income taxes.........    4,705     7,750     10,185     13,692     18,887     14,622     11,468     4,538     5,214
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
    Income from continuing
      operations...................    9,099    13,886     18,492     24,205     32,726     24,624     22,916     8,402    10,176
Loss from discontinued
  operations(1)....................       --    (2,620)      (450)      (668)      (758)      (758)      (332)     (531)       --
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Net income.........................  $ 9,099   $11,266   $ 18,042   $ 23,537   $ 31,968   $ 23,866   $ 22,584   $ 7,871   $10,176
                                     =======   =======   ========   ========   ========   ========   ========   =======   =======

                                                                                              NINE MONTHS         THREE MONTHS
                                                                                                 ENDED                ENDED
                                                    YEAR ENDED JUNE 30,                        MARCH 31,            MARCH 31,
                                     --------------------------------------------------   -------------------   -----------------
                                      1995      1996       1997       1998       1999       1999       2000      1999      2000
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
Diluted Earnings Per Share(2):
    Income from continuing
      operations...................  $  0.24   $  0.36   $   0.46   $   0.58   $   0.77   $   0.58   $   0.54   $  0.20   $  0.24
    Loss from discontinued
      operations...................       --     (0.07)     (0.01)     (0.02)     (0.02)     (0.02)     (0.01)    (0.01)       --
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
    Net income.....................  $  0.24   $  0.29   $   0.45   $   0.57   $   0.75   $   0.56   $   0.53   $  0.18   $  0.24
                                     =======   =======   ========   ========   ========   ========   ========   =======   =======
Diluted weighted average shares
  outstanding(2)...................   37,766    39,080     40,214     41,593     42,641     42,663     42,343    42,795    42,850
                                     =======   =======   ========   ========   ========   ========   ========   =======   =======
Basic Earnings Per Share(2):
    Income from continuing
      operations...................  $  0.25   $  0.38   $   0.49   $   0.61   $   0.81   $   0.61   $   0.56   $  0.21   $  0.25
    Loss from discontinued
      operations...................       --     (0.07)     (0.01)     (0.02)     (0.02)     (0.02)     (0.01)    (0.01)       --
                                     -------   -------   --------   --------   --------   --------   --------   -------   -------
    Net income.....................  $  0.25   $  0.31   $   0.47   $   0.59   $   0.79   $   0.59   $   0.55   $  0.19   $  0.25
                                     =======   =======   ========   ========   ========   ========   ========   =======   =======
Basic weighted average shares
  outstanding(2)...................   36,254    36,390     38,025     39,770     40,337     40,250     40,771    40,428    40,950
                                     =======   =======   ========   ========   ========   ========   ========   =======   =======

                                                             AS OF JUNE 30,                       AS OF
                                           --------------------------------------------------   MARCH 31,
                                            1995      1996       1997       1998       1999       2000
                                           -------   -------   --------   --------   --------   ---------
BALANCE SHEET DATA:
  Cash and cash equivalents.............   $ 3,785   $ 6,413   $ 11,260   $ 24,733   $  3,376   $ 13,025
  Working capital.......................    (5,912)    2,876     16,387     35,758     23,111    (11,466)
  Total assets..........................    63,002    67,488    100,476    133,830    177,260    225,864
  Total debt............................     2,927     3,504        651        654        626     30,054
  Stockholders' equity..................    22,515    32,230     60,549     83,591    115,798    137,422

---------------
Notes:

(1) Losses from discontinued operations in connection with our former BankVision subsidiary.

(2) Share and per share data have been adjusted to reflect the stock splits paid in prior years and the March 2, 2000 2 for 1 stock split, each effected as a stock dividend.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information for Jack Henry & Associates consists of the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended June 30, 1999 and the nine month period ended March 31, 2000 and the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2000. On September 8, 1999, we purchased certain assets comprising BancTec Financial Systems, a unit of BancTec, Inc. for $50.0 million in cash, the assumption of approximately $5.5 million of certain liabilities and transaction costs of approximately $661,000. This business was renamed Open Systems Group. On June 7, 2000, we completed the acquisition of all of the outstanding common stock of Symitar Systems, Inc. for approximately $44.0 million in cash. The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended June 30, 1999 and the nine month period ended March 31, 2000 gives effect to the Open Systems Group and Symitar transactions as if they had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2000 gives effect to the Symitar transaction as if it had taken place on March 31, 2000.

     The Unaudited Pro Forma Condensed Combined Statement of Income combines our consolidated historical results of operations for the year ended June 30, 1999 and the nine months ended March 31, 2000 with Open Systems Group's and Symitar's historical results. These pro forma results include Symitar's results for the entire period in each case and include Open Systems Group's results for each period from the beginning of the period to the date of its purchase by Jack Henry & Associates.

     The unaudited pro forma condensed combined financial information should be read in conjunction with the Unaudited Pro Forma Combined Financial Information and the related notes and the consolidated financial statements and notes of Jack Henry, the financial statements and notes of Open Systems Group and the financial statements and notes of Symitar, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the acquisitions described above had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position. The amounts in the Unaudited Pro Forma Condensed Combined Financial Information, other than per share data, are in thousands.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

                                                                YEAR ENDED     NINE MONTHS ENDED
                                                               JUNE 30, 1999    MARCH 31, 2000
                                                               -------------   -----------------
INCOME STATEMENT DATA:
Revenues
  Software licensing and installation.......................     $ 71,622          $ 43,038
  Maintenance/support and service...........................       97,720            78,594
  Hardware sales............................................      105,340            57,265
                                                                 --------          --------
     Total revenues.........................................      274,682           178,897
                                                                 --------          --------
Cost of sales
  Cost of hardware..........................................       75,756            39,963
  Cost of services..........................................       88,935            69,792
                                                                 --------          --------
     Total cost of sales....................................      164,691           109,755
                                                                 --------          --------
Gross profit................................................      109,991            69,142
                                                                 --------          --------
Operating expenses
  Selling and marketing expense.............................       22,352            15,026
  Research and development expense..........................        8,846             6,994
  General and administrative expense........................       22,289            14,598
                                                                 --------          --------
     Total operating expenses...............................       53,487            36,618
                                                                 --------          --------
Operating income from continuing operations.................       56,504            32,524
                                                                 --------          --------
Other income (expense)
  Interest income...........................................        1,943             1,022
  Interest expense..........................................       (6,440)           (4,234)
  Other, net................................................          354             1,624
                                                                 --------          --------
     Total other income (expense)...........................       (4,143)           (1,588)
                                                                 --------          --------
Income from continuing operations before taxes..............       52,361            30,936
Provision for income taxes..................................       19,156            10,227
                                                                 --------          --------
     Income from continuing operations......................       33,205            20,709
                                                                 ========          ========
Diluted earnings per share from continuing operations.......     $   0.78          $   0.49
                                                                 ========          ========
Basic earnings per share from continuing operations.........     $   0.82          $   0.51
                                                                 ========          ========

                                                                PRO FORMA AS OF
                                                                MARCH 31, 2000
                                                                ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................       $ 22,331
Total assets................................................        282,709
Total debt..................................................         74,054
Stockholders' equity........................................        137,422

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "anticipate," "believe," "expect," "future" and "intend" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in "Risk Factors." You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

OVERVIEW

     We provide integrated computer systems for in-house and outsourced data processing to community banks, credit unions and other financial institutions. We have developed and acquired banking application software systems that we market, together with compatible computer hardware, to financial institutions throughout the United States. We also perform data conversion and software installation for the implementation of our systems and provide continuing customer maintenance and support services after the systems are installed. For our customers who prefer not to make an up-front investment in software and hardware, we provide our full range of products and services on an outsourced basis through our nine data centers and 14 item processing centers located across the United States.

     We derive revenues from three primary sources:

     -  sales of software licenses and installation services;

     -  maintenance, support and outsourcing service fees; and

     -  hardware sales.

     Over the last five fiscal years, our revenues have grown from $67.2 million in fiscal 1995 to $193.5 million in fiscal 1999. Income from continuing operations has grown from $9.1 million in fiscal 1995 to $32.7 million in fiscal 1999. This growth has resulted primarily from internal expansion supplemented by strategic acquisitions, allowing us to develop new products and expand the number of customers who use our core software systems to approximately 2,400 as of June 30, 2000.

     Financial institutions were required by federal regulation to become Year 2000 compliant by early calendar 1999 and were required to complete all new systems implementation by June 30, 1999. As a result, we experienced exceptionally strong revenue and earnings in the nine months ended March 31, 1999 as many financial institutions accelerated their information technology procurement ahead of the cutoff date established by federal regulators. In the period from July 1, 1999 to December 31, 1999, the first half of our 2000 fiscal year, we experienced a decline in revenue from most of our products. In anticipation of this reduced demand for hardware and our core software applications, at the beginning of fiscal 1999 we adjusted our emphasis to sales of our complementary software products and services and our outsourcing services. During the third quarter of fiscal 2000, we experienced a return to normal pre-Year 2000 sales and activity levels as the regulatory moratorium ended.

     Since July 1994, we have completed 15 strategic acquisitions. Ten of these acquisitions were accounted for using the purchase method of accounting and our consolidated financial statements include the results of operations of the acquired companies from the dates of their respective acquisitions. The remaining five acquisitions were accounted for as poolings-of-interests. The comparisons set forth below reflect the fact that the consolidated financial statements for fiscal years 1997, 1998 and 1999 and nine and three month periods ended March 31, 1999 and 2000 have been restated to include all acquisitions accounted for as poolings-of-interests as if each had occurred at the beginning of the earliest period reported.

     Software sales and installation revenue includes the licensing of application software systems and the conversion and installation services required for the customer's installation of the systems. We license our proprietary software products under standard license agreements which typically provide the customer with a non-exclusive, non-transferable right to use the software for a term of up to 25 years on a single computer and for a single financial institution location upon payment of the license fee. Generally, 25% of license fees are payable upon execution of the license agreement, 65% upon delivery of the software and the balance at the installation of the last application module. We recognize 100% of software license revenue upon delivery of the software and documentation. We recognize installation services each month as services are performed under hourly contracts and at the completion of the installations under fixed fee contracts.

     Maintenance and support fees are generated from ongoing services to assist the customer in operating the systems and to modify and update the software and from providing outsourced data processing services. Revenues from software maintenance are generated pursuant to annual agreements and are recognized ratably over the life of the agreements. Outsourcing services are performed through data centers. Revenues from outsourced data processing are derived from monthly usage fees typically under five-year service contracts with our customers. We recognize the revenues under these outsourcing contracts as services are performed.

     Cost of services represents direct costs associated with conversion and installation efforts, ongoing maintenance and support for our in-house customers and operation of our centers providing services for our outsourced customers. These costs are recognized as they are incurred.

     We have entered into remarketing agreements with several hardware manufacturers under which we sell computer hardware and related services to our customers along with our banking software systems. Revenues from hardware sales are recognized when the manufacturers ship the hardware. Cost of hardware consists of the direct costs of purchasing the equipment from the manufacturers. These costs are recognized at the same time as the related revenue.

     Selling and marketing expenses are all the expenses required to market and sell our products and services. The most significant costs are compensation and benefits and travel costs for our sales force.

     Research and development expenses consist of the costs incurred to develop computer software. These costs generally are expensed as incurred with a major portion of same being compensation and benefits for our development staff. Certain of these new product development costs are capitalized from the point at which technological feasibility has been established through the point at which customer installation begins.

     General and administrative costs are comprised of all operating costs not included above. Some of the more significant items are costs of our internal administration costs of being a public company and depreciation and maintenance of our corporate headquarters.

RESULTS OF OPERATIONS

     The following table sets forth certain items from our consolidated income statements as a percentage of revenues from continuing operations.

                                                                              NINE MONTHS           THREE MONTHS
                                               FISCAL YEARS ENDED                ENDED                 ENDED
                                                    JUNE 30,                   MARCH 31,             MARCH 31,
                                           ---------------------------      ----------------      ----------------
                                           1997       1998       1999       1999       2000       1999       2000
                                           -----      -----      -----      -----      -----      -----      -----
Revenues
  Software licensing and installation....   25.3%      26.6%      24.4%      24.3%      23.0%      24.1%      26.1%
  Maintenance/support and service........   29.7       31.6       36.8       35.7       44.8       41.1       43.0
  Hardware sales.........................   45.0       41.8       38.8       40.0       32.2       34.8       30.8
                                           -----      -----      -----      -----      -----      -----      -----
     Total revenues......................  100.0      100.0      100.0      100.0      100.0      100.0      100.0
                                           -----      -----      -----      -----      -----      -----      -----
Cost of Sales
  Cost of hardware.......................   32.5       29.2       28.2       29.2       23.0       25.7       21.6
  Cost of services.......................   25.3       25.4       27.2       26.8       35.2       30.0       31.9
                                           -----      -----      -----      -----      -----      -----      -----
     Total cost of sales.................   57.8       54.6       55.4       56.0       58.2       55.7       53.5
                                           -----      -----      -----      -----      -----      -----      -----
Gross profit.............................   42.2       45.4       44.6       44.0       41.8       44.3       46.5
                                           -----      -----      -----      -----      -----      -----      -----
Operating Expenses
  Selling and marketing expense..........   10.1       10.2        7.2        7.7        8.0        7.1        7.4
  Research and development expense.......    2.4        2.8        2.7        2.5        3.7        2.7        3.8
  General and administrative expense.....    7.6        7.9        9.0        8.6        8.8        8.0        8.6
                                           -----      -----      -----      -----      -----      -----      -----
     Total operating expenses............   20.1       20.9       18.9       18.8       20.5       17.7       19.9
                                           -----      -----      -----      -----      -----      -----      -----
Operating income.........................   22.1       24.5       25.7       25.3       21.3       26.6       26.6
                                           -----      -----      -----      -----      -----      -----      -----
Other Income (Expense)
  Interest income........................    0.6        0.9        0.8        1.0        0.5        0.9        0.4
  Interest expense.......................   (0.0)      (0.0)      (0.0)      (0.0)      (0.7)      (0.0)      (1.0)
  Other, net.............................    0.1        0.2        0.2        0.2        1.0        0.3        0.3
                                           -----      -----      -----      -----      -----      -----      -----
     Total other income (expense)........    0.6        1.1        1.0        1.1        0.8        1.3       (0.3)
                                           -----      -----      -----      -----      -----      -----      -----
Income from continuing operations before
  taxes..................................   22.7       25.6       26.7       26.4       22.1       27.8       26.3
Provision for income taxes...............    8.1        9.2        9.8        9.8        7.4        9.8        8.9
                                           -----      -----      -----      -----      -----      -----      -----
  Income from continuing operations......   14.6%      16.3%      16.9%      16.6%      14.7%      18.1%      17.4%

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

REVENUE. Revenues increased by 25.6% from $46.5 million in the three months ended March 31, 1999 to $58.4 million in the three months ended March 31, 2000. Software licensing and installation increased 36.4%, maintenance/support and service revenues increased 31.5% and hardware sales increased 11.2% compared to the three months ended March 31, 1999. These increases were primarily due to a significant increase in post-Y2K demand for our products and services and contribution of $7.0 million from our Open Systems Group, which we refer to as OSG, that we acquired in September 1999.

COSTS OF SALES. Cost of sales increased by 20.6% from $25.9 million in the three months ended March 31, 1999 to $31.3 million in the three months ended March 31, 2000, compared to a 25.6% increase in revenues. Cost of hardware increased 5.4% compared to the 11.2% increase in hardware revenues. Cost of services increased 33.6% compared to the 33.3% increase in non-hardware revenues, with the most significant increase in costs resulting from the addition of OSG.

GROSS PROFIT. Gross profit increased by 31.9% from $20.6 million in the three months ended March 31, 1999 to $27.2 million in the three months ended March 31, 2000. The gross margin percentage for the three months ended March 31, 2000 was 46.5% of sales, up from 44.3% for the three months ended March 31, 1999, primarily because of an increase in revenues from our more profitable products and services.

OPERATING EXPENSES. Operating expenses increased 41.0% from $8.2 million in the three months ended March 31, 1999 to $11.6 million in the three months ended March 31, 2000. Selling and marketing expense increased 31.8%, research and development expense increased 79.6% and general and administrative expense increased 36.1% in the three months ended March 31, 2000 compared with the third quarter of 1999. These increases parallel the overall growth in our business. The most significant increase was in research and development, a large portion of which was a result of the continued development of our Internet-related products. All components of operating expenses were also significantly increased as a result of the addition of OSG.

OTHER INCOME (EXPENSE). Other income decreased $749,000 from a gain of $584,000 in the three months ended March 31, 1999 to a loss of $165,000 in the three months ended March 31, 2000. This change was due primarily to an increase in interest expense from $12,000 in the three months ended March 31, 1999 to $567,000 in the three months ended March 31, 2000 due to short-term borrowings incurred to effect our acquisition of OSG.

PROVISION FOR INCOME TAXES. The provision for income taxes was $5.2 million, or 33.9% of income from continuing operations before income taxes, in the three months ended March 31, 2000, compared with $4.5 million, or 35.1% of income from continuing operations before income taxes, in the three months ended March 31, 1999. This decrease in the effective tax rate reflects benefits derived from our tax planning efforts to reduce state income taxes.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased 21.1% from $8.4 million, or $.20 per diluted share, in the three months ended March 31, 1999 to $10.2 million, or $.24 per diluted share, in the three months ended March 31, 2000.

DISCONTINUED OPERATIONS. We completed accounting for discontinued operations in connection with the sale of our BankVision subsidiary prior to the beginning of the three month period ended March 31, 2000. Therefore, we incurred no loss from discontinued operations for that period, compared with a $531,000 loss in the three months ended March 31, 1999.

NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO NINE MONTHS ENDED MARCH 31, 1999

REVENUE. Revenues increased by 5.0% from $148.6 million in the nine months ended March 31, 1999 to $155.9 million in the nine months ended March 31, 2000. This increase was due to revenues generated by OSG, which we acquired in September 1999. OSG contributed $16.0 million to our total revenue during the nine months ended March 31, 2000. During the same period, compared with the nine months ended March 31, 1999, software licensing and installation revenues were virtually flat, maintenance/support and service revenues increased 31.7% and hardware sales were down 15.5% from the comparable period in 1999. Without the contribution of OSG, our revenue would have declined 5.8% during the nine months ended March 31, 2000 as a result of the Y2K regulatory moratorium.

COST OF SALES. Cost of sales increased by 9.2% from $83.1 million in the nine months ended March 31, 1999 to $90.8 million in the nine months ended March 31, 2000, compared to a 5.0% increase in revenues in the nine months ended March 31, 2000 over the comparable period in 1999. Cost of hardware decreased 17.1%, compared with the 15.5% decrease in hardware revenue. Cost of services increased 37.9% compared to the 18.6% increase in non-hardware revenues, primarily due to OSG.

GROSS PROFIT. Gross profit was virtually flat, decreasing from $65.4 million in the nine months ended March 31, 1999 to $65.1 million in the nine months ended March 31, 2000. The gross margin percentage for the nine months ended March 31, 2000 was 41.8% of sales, down from 44.0% during the nine months ended March 31, 1999, primarily because of changes in sales mix and reduced revenues due to the impact of Y2K.

OPERATING EXPENSES. Operating expenses increased 14.8% from $27.9 million in the nine months ended March 31, 1999 to $32.0 million in the nine months ended March 31, 2000. Selling and marketing expenses increased 9.9%, research and development increased 53.8% and general and administrative expenses increased 7.6% during the nine months ended March 31, 2000. These expenses grew more rapidly than revenue because, despite the impact of Y2K discussed above, referred to above, we continued operations and staffing at levels necessary to meet anticipated demand in the second half of fiscal 2000.

OTHER INCOME (EXPENSE). Other income decreased 28.2% from $1.7 million in the nine months ended March 31, 1999 to $1.2 million in the nine months ended March 31, 2000. The $1.1 million gain on sale in September 1999 of a stock investment acquired in the Peerless acquisition in large part offset the increase in interest expense of $1.1 million in the nine months ended March 31, 2000 and the decrease in interest income of $692,000 from cash investments in the nine months ended March 31, 2000 compared to the comparable period in 1999.

PROVISION FOR INCOME TAXES. The provision for income taxes was $11.5 million, or 33.4% of income from continuing operations before income taxes, in the nine months ended March 31, 2000, compared with $14.6 million, or 37.3% of income from continuing operations before income taxes, in the nine months ended March 31, 1999. This decrease in the effective tax rate reflects benefits derived from our tax planning efforts to reduce state income taxes.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations decreased by 6.9% from $24.6 million, or $.58 per diluted share, for the nine months ended March 31, 1999 to $22.9 million, or $.54 per diluted share, in the nine months ended March 31, 2000.

DISCONTINUED OPERATIONS. We incurred a $332,000 loss from discontinued operations for the nine months ended March 31, 2000, all of which was realized in the three months ended September 30, 1999. This was $426,000 less than the loss from discontinued operations for the comparable period in the prior fiscal year.

FISCAL 1999 COMPARED TO FISCAL 1998

REVENUES. Revenues increased by 30.6% from $148.2 million in fiscal 1998 to $193.5 million in fiscal 1999. Above average demand for our core software products and related hardware resulting from the preparation for Y2K was a major factor driving revenue growth in fiscal 1999. Each line item of revenues grew in fiscal 1999 compared with the previous fiscal year, with the largest increase in maintenance/support and service. Sales of complementary products and services, which are primarily provided to customers utilizing our core software products, provided a significant amount of revenue during 1999. Acquisitions, electronic transaction fees, outsourcing fees, Internet banking, form sales and customer support fees also contributed to the significant growth in total revenues during that year.

COST OF SALES. Cost of sales increased by 32.4% from $81.0 million in fiscal 1998 to $107.2 million in fiscal 1999, compared to a 30.6% increase in revenues in fiscal 1999 compared to the previous year. Cost of hardware increased 26.1% compared to the 21.2% increase in hardware revenue due to product mix of hardware sold. Cost of services increased 39.6% compared to a 37.2% increase its related components of revenue in fiscal 1999.

GROSS PROFIT. Gross profit increased 28.3% from $67.2 million in fiscal 1998 to $86.3 million in fiscal 1999. The gross margin percentage for fiscal 1999 was 44.6%, a small decrease from the gross margin in fiscal 1998.

OPERATING EXPENSES. Operating expenses increased 18.1% from $31.0 million in fiscal 1998 to $36.6 million in fiscal 1999, compared to a 28.3% increase in gross profit in fiscal 1999 compared with fiscal 1998. The increase in operating expenses reflects efficiencies realized as part of our overall growth. Selling and marketing expense decreased 7.2% from $15.1 million in fiscal 1998 to $14.0 million in fiscal 1999. This decrease reflects the change in product mix, with a higher percentage of revenues being generated by non-commission sources, such as customer support fees. Research and development expense increased 24.5% from $4.2 million in fiscal 1998 to $5.2 million in fiscal 1999, directly related to continued development and refinement of new and existing products, particularly Internet products. General and administrative expense increased 48.6% from $11.7 million in fiscal 1998 to $17.3 million in fiscal 1999, principally due to increased requirements caused by our overall growth. Excluding the one-time acquisition costs for the Peerless transaction of $2.2 million, general and administrative expense increased 29.7% in fiscal 1999 compared with fiscal 1998, while gross profits increased 28.3%.

OTHER INCOME (EXPENSE). Other income increased 15.7% from $1.6 million in fiscal 1998 to $1.9 million in fiscal 1999, primarily due to the increased amount of cash and interest-bearing investments in fiscal 1999 compared to fiscal 1998.

PROVISION FOR INCOME TAXES. The provision for income taxes increased 37.9% from $13.7 million in fiscal 1998 to $18.9 million in fiscal 1999. The overall tax rate of 36.6% in fiscal 1999 was relatively unchanged from that in 1998.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased 35.2% from $24.2 million, or $.58 per diluted share, in fiscal 1998 to $32.7 million, or $.77 per diluted share, in fiscal 1999.

DISCONTINUED OPERATIONS. We incurred a $758,000 loss from discontinued operations in fiscal 1999, compared to a $668,000 loss from discontinued operations in fiscal 1998. We continued to honor prior commitments to existing customers while anticipating final resolution regarding our discontinued operation which was realized in the first quarter of fiscal 2000.

FISCAL 1998 COMPARED TO FISCAL 1997

REVENUES. Revenues increased 17.4% from $126.3 million in fiscal 1997 to $148.2 million in fiscal 1998, particularly due to increased demand for our core software products. Acquisitions, electronic transaction fees, outsourcing fees, forms sales and customer support fees also contributed to our growth in revenues.

COST OF SALES. Cost of sales increased 10.9% from $73.0 million in fiscal 1997 to $81.0 million in fiscal 1998, compared to an increase of 17.4% in revenues. Cost of hardware increased 5.7% and cost of services increased 17.7% in fiscal 1998 compared to fiscal 1997, as a result of the increased demand for our products and services.

GROSS PROFIT. Gross profit increased 26.3% from $53.2 million in fiscal 1997 to $67.2 million in fiscal 1998. The gross margin percentage increased from 42.2% in fiscal 1997 to 45.4% in fiscal 1998, primarily due to shifts in the product mix to our more profitable software products and related services from hardware sales, which are lower margin products.

OPERATING EXPENSES. Total operating expenses increased 22.0% from $25.4 million in fiscal 1997 to $31.0 million in fiscal 1998, compared to an increase of 26.3% in gross profit in the same period. Selling and marketing expense increased 18.6%, research and development expense increased 38.2%, and general and administrative expenses increased 21.5% during the same period. These increases resulted from the continued growth in our business.

OTHER INCOME (EXPENSE). Other income doubled from $807,000 in fiscal 1997 to approximately $1.6 million in fiscal 1998, primarily due to the increased amount of cash and interest-bearing investments in fiscal 1998 compared with the prior year.

PROVISION FOR INCOME TAXES. The provision for income taxes increased 34.4% from $10.2 million in fiscal 1997 to $13.7 million in fiscal 1998. The overall tax rate remained relatively unchanged from fiscal 1997 to fiscal 1998.

INCOME FROM CONTINUING OPERATIONS. Income from continuing operations increased 30.9% from $18.5 million, or $.46 per diluted share, in fiscal 1997, to $24.2 million, or $.58 per diluted share, in fiscal 1998.

DISCONTINUED OPERATIONS. We incurred a $668,000 loss from discontinued operations in fiscal 1998, compared to a $450,000 loss from discontinued operations in fiscal 1997. Although a planned sale did not close within the expected time frame, we continued to honor commitments to customers by providing support and maintenance.

SUPPLEMENTAL QUARTERLY INFORMATION

     The following table sets forth quarterly unaudited financial data for the quarters of fiscal 1998, fiscal 1999 and the first three quarters of fiscal 2000. In our opinion, such unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods. The operating results for any quarter are not necessarily indicative of results for any future periods. The amounts in the tables below, except per share data, are in thousands.

                        QUARTERLY FINANCIAL INFORMATION

                                                          FISCAL 2000 QUARTERS
                                                      -----------------------------
                                                       FIRST     SECOND      THIRD
                                                      -------    -------    -------
Total revenues....................................    $43,427    $54,083    $58,421
Cost of sales.....................................     23,421     36,099     31,265
Income from continuing operations before income
  taxes...........................................     12,734      6,260     15,390
Income from continuing operations.................      8,539      4,201     10,176
Loss from discontinued operations.................       (332)        --         --
Net income........................................    $ 8,207    $ 4,201    $10,176
Diluted earnings per share:
  Income from continuing operations...............    $   .20    $   .10    $   .24
  Net income......................................    $   .20    $   .10    $   .24

                                                                FISCAL 1999 QUARTERS
                                                      ----------------------------------------
                                                       FIRST     SECOND      THIRD     FOURTH
                                                      -------    -------    -------    -------
Total revenues....................................    $52,094    $49,948    $46,513    $44,972
Cost of sales.....................................     29,297     27,918     25,927     24,101
Income from continuing operations before income
  taxes...........................................     14,599     11,707     12,940     12,367
Income from continuing operations.................      9,025      7,197      8,402      8,102
Income (loss) from discontinued operations........         24       (251)      (531)        --
Net income........................................    $ 9,049    $ 6,946    $ 7,871    $ 8,102
Diluted earnings per share:
  Income from continuing operations...............    $   .21    $   .17    $   .20    $   .19
  Net income......................................    $   .21    $   .16    $   .18    $   .19

                                                                FISCAL 1998 QUARTERS
                                                      ----------------------------------------
                                                       FIRST     SECOND      THIRD     FOURTH
                                                      -------    -------    -------    -------
Total revenues....................................    $27,120    $36,691    $36,738    $47,686
Cost of sales.....................................     13,972     20,829     19,555     26,653
Income from continuing operations before income
  taxes...........................................      7,211      8,690      9,467     12,529
Income from continuing operations.................      4,870      5,511      5,929      7,895
Income (loss) from discontinued operations........       (261)        54       (191)      (270)
Net income........................................    $ 4,609    $ 5,565    $ 5,738    $ 7,625
Diluted earnings per share:
  Income from continuing operations...............    $   .12    $   .13    $   .14    $   .19
  Net income......................................    $   .11    $   .13    $   .14    $   .18

LIQUIDITY AND CAPITAL RESOURCES

     We have historically generated positive cash flow from operations and have generally used existing resources and funds generated from operations to meet our capital requirements. We made capital expenditures totaling $18.7 million in the nine months ended March 31, 2000, to expand and purchase additional equipment. These were funded from cash generated by operations and additional short-term borrowing. Acquisition costs totaling $50.7 million for the nine months ended March 31, 2000, connected with the purchase of our Open Systems Group from BancTec, Inc., were funded with $25.7 million in cash from operations and $25.0 million of short-term borrowings. In addition, we also purchased Symitar Systems, Inc. on June 7, 2000 for $44.0 million in cash, which was funded by an increase in short-term borrowing. We expect our consolidated capital expenditures excluding acquisition costs to be approximately $30.0 to $40.0 million in fiscal 2000.

     Our cash and cash equivalents increased to $13.0 million at March 31, 2000, from $3.4 million at June 30, 1999. This reflects the seasonal influx of cash due to the receipt of the Peerless and Open Systems Group annual maintenance fees billed December 31, 1999. The influx of all other annual maintenance fees billed June 30, 1999 were offset by the $25.0 million cash from operations used in the acquisition of our Open Systems Group.

     Net cash from continuing operations was $41.6 million for the nine months ended March 31, 2000, $37.8 million for the year ended June 30, 1999 and $26.3 million for the year ended June 30, 1998. The cash used in investing activities during the period ending March 31, 2000 was primarily attributable to acquisition costs of $51.2 million. The cash used in the year ended June 30, 1999 was primarily attributable to capital expenditures of $38.9 million. The cash used in the year ended June 30, 1998 was primarily attributable to capital expenditures of $9.9 million.

     Cash provided by financing activities was $28.2 million for the nine months ended March 31, 2000. Cash used for investing activities was $56.6 million for the year ended June 30, 1999 and $9.0 million for the year ended June 30, 1998.

     We currently have two bank credit lines upon which we can draw an aggregate amount at any one time outstanding of $83.0 million. Our major credit line provides for funding of up to $75.0 million and bears interest at variable LIBOR-based rates (7.63% at June 30, 2000). On the date of this prospectus, we had outstanding a total of approximately $46.5 million under this credit line and have approximately $28.5 million available. We intend to repay in full the amount outstanding out of our net proceeds from this offering. On September 7, 2000, the aggregate amount available under this credit line will be reduced to $50.0 million. Our second credit line provides for funding of up to $8.0 million and bears interest at the prime rate. On the date of this prospectus, this entire amount remains available.

     We paid a $.05 per share cash dividend on May 19, 2000 to stockholders of record May 4, 2000 which was funded from operations.

     We currently anticipate that our net proceeds from this offering and cash from continuing operations, together with our available cash resources, will be sufficient to meet our presently anticipated working capital, cash expenditure and business expansion requirements. If additional funds are required, we may seek additional equity or debt financing. We cannot assure you that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October, 1997, the Accounting Standards Executive Committee of the American Institute of Public Accountants ("AcSEC") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The Company adopted SOP 97-2 effective July 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, AcSEC issued SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Recognition", which deferred portions of SOP 97-2 for one year. Revenues in fiscal 1999 from the sales of software are recognized in accordance with the enacted portions of SOP 97-2 and the Company's management anticipates that the adoption of SOP 98-4 in fiscal 2000 will not have a material impact on the Company's result of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This new standard is not anticipated to have a material impact on the Company's financial position and results of operations.

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," on December 3, 1999. SAB No. 101, as amended, provides the SEC Staff's views on selected revenue recognition issues and is effective no later than the fourth fiscal quarter for years beginning after December 15, 1999, which for the Company is the beginning of its fourth quarter of fiscal 2001. The Company has not completed the process of evaluating the impact that will result from adopting SAB No. 101 and therefore, is unable to determine the impact that the adoption will have on its financial position and results of operations.

MARKET RISK

     Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to customers, interest risk on investments in U.S. government securities and long-term debt. We actively monitor these risks through a variety of controlled procedures involving senior management. We do not currently use any derivative financial instruments. Based on the controls in place, credit worthiness of the customer base and the relative size of these financial instruments, we believe the risk associated with these instruments will not have a material adverse affect on our consolidated financial position or results of operations.

                                    BUSINESS

OVERVIEW

     Jack Henry & Associates, Inc. is a leading provider of integrated computer systems to banks with under $10.0 billion of total assets, which we refer to as community banks, as well as credit unions and other financial institutions in the United States. We offer a complete, integrated suite of data processing system solutions to improve our customers' management of their entire back-office and customer interaction processes. We believe our solutions enable our customers to provide better service to their customers and compete more effectively against larger banks and alternative financial institutions. Our customers either install and use our systems in-house or outsource these operations to us on a turn-key basis. We perform data conversion, hardware and software installation and software customization for the implementation of our systems and applications. We also provide continuing customer maintenance and support services to ensure proper product performance and reliability, which provides us with continuing client relationships and recurring revenue. For our customers who prefer not to acquire hardware and software, we provide turn-key outsourcing services through nine data centers and 14 item processing centers located across the United States.

     Our gross revenue has grown from $67.2 million in fiscal 1995 to $193.5 million in fiscal 1999, representing a compound annual growth rate over this five-year period of 30.3%. Net income from continuing operations has grown from $9.1 million in fiscal 1995 to $32.7 million in fiscal 1999, a compound annual growth rate of 37.7%.

INDUSTRY BACKGROUND

     According to the Automation in Banking 1999 report, all financial institutions, including both the largest banks in the United States and our target market of community banks and credit unions, increased spending on hardware, software, services and telecommunications to $32.0 billion in 1998 from $19.9 billion in 1994, representing a compound annual growth rate of 12.6%. An industry survey shows that 93% of community financial institutions believe upgrading technology is the most important issue to their continued success. We believe that the market opportunity for providers of hardware and software systems, maintenance, support and related outsourcing services targeted toward community banks and credit unions will continue to grow as a result of the competitive pressure on financial institutions.

     There are approximately 8,600 commercial banks and 11,000 credit unions in the United States. Our primary market has historically been commercial banks with less than $10.0 billion in assets, of which there were approximately 8,500 at December 31, 1999. As of December 31, 1999, community banks had aggregate assets of approximately $1.9 trillion. Consolidation within the financial services industry has resulted in a 3.9% compound annual decline in the population of community banks and a 1.6% compound annual decline in their aggregate assets between 1994 and 1999. As the result of two of our recent acquisitions, we have also begun serving credit unions in the United States. These are cooperative, not-for-profit financial institutions organized to promote savings and provide credit to their members. As of December 31, 1999, there were 10,628 federally insured credit unions in the United States. Although the number of these credit unions has declined at a 2.4% compound annual rate between 1994 and 1999, their aggregate assets have increased at a 7.3% compound annual rate to $411.4 billion in 1999.

     We believe that community banks and credit unions play an important role with the communities and customers they serve. Typically, customers of community banks and credit unions rely on these financial institutions because of their ability to provide personalized, relationship-based service and their focus on local community and business needs. We believe these core strengths will allow community banks and credit unions to effectively compete with larger banks and alternative financial institutions. In order to succeed and to maintain strong customer relationships, we believe community banks and credit unions must continue to:

     -  focus on their primary products and services;

     -  respond rapidly to customer demand for new products and services;

     - implement advanced technologies, such as Internet banking, for interfacing with and marketing to their customers;

     - use advanced technologies in back-office operations to improve operating efficiency and control costs while increasing service and lowering costs to their customers; and

     - integrate products and services into their core service offerings and data processing infrastructure, to provide the same wide range of services as are offered by larger banks.

     In 1998, approximately 60% of commercial banks utilized in-house hardware and software systems to perform all of their core systems and data processing functions. Off-site data processing centers provided systems services on an outsourced basis for the remaining 40% of banks. Since the mid-1980s, banks have tended to shift their data processing requirements in-house from outsourcing such functions to third-party data centers. Of the community banks in the United States with in-house installations, approximately 42%, 24%, and 21% utilize IBM, NCR and Unisys hardware, respectively. No other hardware platform had more than a 6% share of the market.

     The Internet is becoming a powerful and efficient medium for the delivery of financial services, including Internet banking, bill payment, bill presentment and other services for individuals, and cash management and other services for the commercial customers of financial institutions. Financial institutions provide Internet banking solutions to retain customers, attract new customers, reduce operating costs, and gain non-interest sources of revenue. According to industry sources, over 60 of the 100 largest banks in the United States offer Internet banking. By contrast, approximately 10% of community banks currently offer Internet banking. We believe that community financial institutions risk losing customers to larger or alternative financial institutions if they do not offer Internet banking services.

OUR SOLUTION

     We are a single-source provider of a comprehensive and flexible suite of integrated products and services that address the information technology and data processing needs of community financial institutions. Our business derives revenues from three primary sources:

     -  software licensing and installation services;

     -  maintenance, support and outsourcing services; and

     -  hardware sales.

     We develop software applications designed primarily for use on hardware supporting the IBM OS/400 and UNIX operating systems. Our product and service offerings are centered on four proprietary software applications, each comprising the core data processing and information management functions of a community bank or credit union. Key functions of each of our core software applications include deposits, loans, and general ledger. Our software applications make extensive use of parameters allowing our customers to tailor the software to their needs. Our software applications are designed to provide maximum flexibility in meeting our customer data processing requirements within a single, integrated system. Our core proprietary software applications are:

     - our Silverlake System, which operates on the IBM AS/400 and is used primarily by banks with total assets up to $10.0 billion;

     - our CIF 20/20 system, which operates on the IBM AS/400 and is used primarily by banks with total assets up to $300.0 million;

     - our Core Director system, which operates on hardware supporting UNIX operating systems and is used by banks employing client-server technology; and

     - our Symitar Systems, which operates on the IBM RS/6000 with a UNIX operating system and is used by credit unions.

     To complement our core software applications, we provide a variety of ancillary products and services for use on an in-house or an outsourced basis by community financial institutions. The following diagram illustrates our integrated suite of products and services.

                                    GRAPHIC
[Graphic: Constellation of products and services with names of core software systems arranged in a circle in the center: "Silverlake System," "CIF 20/20," "Core Director," and "Symitar Systems." Descriptions of ancillary products encircle the core systems: "Disaster Recovery Services," "Proof of Deposit," "Internet Banking," "Voice Response," "Forms & Supplies," "Teller Software," "Platform System," "Payroll Software," "Hardware," "ATM Software," "Loan Servicing" and "Imaging." The variety of services offered are arranged horizontally at the bottom of the page: "Installation Services," "Maintenance & Support," "Electronic Transactions" and "Customization Services."]

     We believe that our solution provides strategic advantages to our customers by enabling them to:

     - IMPLEMENT ADVANCED TECHNOLOGIES WITH FULL FUNCTIONALITY. Our comprehensive suite of products and services is designed to meet our customers' information technology needs through custom-tailored solutions using proprietary software products. Our clients can either perform these functions themselves on an in-house basis through the installation of our hardware and software systems or outsource those functions to us.

     - RAPIDLY DEPLOY NEW PRODUCTS AND SERVICES. Once a community financial institution has implemented our core software, either in-house or on an outsourced basis, we can quickly and efficiently install additional applications and functions. This allows our customers to rapidly deploy new products and services.

     - FOCUS ON CUSTOMER RELATIONSHIPS. Our products and services allow our customers to stay focused on their primary business of gaining, maintaining and expanding their customer relationships while providing the latest financial products and services.

     - ACCESS OUTSOURCING SOLUTIONS TO IMPROVE OPERATING EFFICIENCY. Customers utilizing our outsourcing solutions benefit from access to all of our products and services without having to maintain personnel to develop, update and run these systems and without having to make large up-front capital expenditures to implement these advanced technologies.

OUR STRATEGY

     Our objective is to grow our revenue and earnings internally, supplemented by strategic acquisitions. The key components of our business strategy are to:

     - PROVIDE HIGH-QUALITY, VALUE-ADDED PRODUCTS AND SERVICES TO OUR CLIENTS. We compete on the basis of providing our customers with the highest-value products and services in the market. We believe we have achieved a reputation as a premium product and service provider.

     - CONTINUE TO EXPAND OUR PRODUCT AND SERVICE OFFERINGS. We continually upgrade our core software applications and expand our complementary product and service offerings to respond to technological advances and the changing requirements of our clients. For example, we offer a turn-key Internet banking solution that enables community financial institutions to rapidly deploy sophisticated new products and services. Our integrated solutions enable our customers to offer competitive services relative to larger banks and alternative financial institutions. We intend to continue to expand our range of Internet banking and other products and services as well as provide additional services such as network services and computer facilities design.

     - EXPAND OUR EXISTING CUSTOMER RELATIONSHIPS. We seek to increase the information technology products and services we provide to those customers that do not utilize our full range of products and services. In this way, we are able to increase revenues from current customers with minimal additional sales and marketing expenses.

     - EXPAND OUR CUSTOMER BASE. We seek to establish long-term relationships with new customers through our sales and marketing efforts and selected acquisitions. As of June 30, 2000, we had over 2,850 customers, up from 950 in 1995.

     - BUILD RECURRING REVENUE. We enter into contracts with customers to provide services that meet their information technology needs. We provide ongoing software maintenance and support for our in-house customers. Additionally, we provide data processing for our outsourcing customers and ATM transaction switching services, both on contracts that typically extend for periods of five years.

     - MAXIMIZE ECONOMIES OF SCALE. We strive to develop and maintain a sufficiently large client base to create economies of scale, enabling us to provide value-priced products and services to our clients while expanding our operating margins.

     - ATTRACT AND RETAIN CAPABLE EMPLOYEES. We believe that attracting and retaining high-quality employees is essential to our continued growth and success. Our corporate culture focuses on the needs of employees, a strategy that we believe has resulted in low employee turnover. In addition, we use employee stock options to serve as a strong incentive and retention tool.

OUR ACQUISITIONS

     To complement and accelerate our internal growth, we selectively acquire companies that provide us with one or more of the following:

     -  new customers;

     -  products and services to complement our existing offerings;

     -  additional outsourcing capabilities; and

     -  entry into new markets related to community financial institutions.

     When evaluating acquisition opportunities, we focus on companies with a strong employee base and management team and excellent customer relationships. Since fiscal 1995, we have completed the following acquisitions:

FISCAL
 YEAR             COMPANY                               PRODUCTS AND SERVICES
------            -------                               ---------------------
         Symitar                     Data processing systems and services for credit unions
2000
         Sys-Tech                    Uninterruptible power supply systems and computer facilities design
2000
         BancData Systems            Outsourcing services
2000
         Open Systems Group          UNIX-based data processing systems for banks
2000
         Peerless Group              Data processing systems for banks and credit unions
1999
         Digital Data Services       Outsourcing services
1999
         Hewlett Computer Services   Outsourcing services
1999
         Vertex                      Teller software
1998
         Financial Software Systems  Payroll software
1998
         GG Pulley                   Image and item processing products and services
1998
         Liberty Banking Services    Outsourcing services
1997
         Central Interchange         ATM network services
1996
         Liberty                     Data processing systems for banks and outsourcing services
1995
         Sector                      Data processing systems for banks
1995
         Commlink                    ATM network services
1995

OUR PRODUCTS AND SERVICES

     Changing technologies, business practices and financial products have resulted in issues of compatibility, scalability and increased complexity for the hardware and software used in many financial institutions. We have responded to these issues by developing a fully integrated suite of products and services consisting of core software systems, hardware and complementary products and services. These address virtually all of a community bank or credit union's customer interaction, back-office data and information processing needs.

     We provide our full range of products and services to financial institutions through both in-house and outsourced delivery models. For those customers who prefer to purchase systems for their in-house facilities, we contract to sell computer hardware, license core and complementary software and contract to provide installation, training and ongoing maintenance and support and other services.

     We also offer our full suite of software products and services on an outsourced basis to customers who do not wish to maintain, update and run these systems or to make large up-front capital expenditures to implement these advanced technologies. Our principal outsourcing service is the delivery of mission-critical data processing services using our data centers located within the United States. We provide our outsourcing services through an extensive national data and service center network, comprised of nine host data centers and 14 item centers. We monitor and maintain our network on a seven-day, 24-hour basis. Customers typically pay monthly fees on multi-year service contracts for these services.

HARDWARE SYSTEMS

     Our software operates on a variety of hardware systems. We have entered into remarketing agreements with IBM, NCR and other hardware providers that allow us to purchase hardware at a discount and sell (remarket) it to our customers together with our software applications. We currently sell the IBM AS/400, which is IBM's premier mid-range hardware system, the IBM RS/6000, NCR servers and reader/sorters, and BancTec reader/sorters.

     We have a long-term strategic relationship with IBM, dating to the initial design of our first core software applications more than 20 years ago. In addition to our remarketing agreement with IBM, which we renew annually, we have been named a "Premier Business Partner" of IBM for the last eight consecutive years. Our relationship with IBM provides us with a substantial and ongoing source of revenue.

     Our remarketing strategy was expanded in 1999 to include IBM and NCR hardware products utilizing UNIX operating systems to allow us to respond to customer demand for alternative hardware products and sell our core software applications to a broader-based market.

CORE SOFTWARE APPLICATIONS

     Each of our core software systems consists of several fully-integrated application modules, such as deposits, loans, general ledger, and the customer information file, which is a centralized file containing customer data for all applications. We custom-tailor these modules utilizing parameters determined by our customer. The applications can be connected to a wide variety of peripheral hardware devices used in bank operations. Our software is designed to provide maximum flexibility in meeting our customers' data processing requirements within a single system to minimize data entry.

     For our customers who choose to acquire in-house capabilities, we generally license our core system under standard license agreements which provide the customer with a fully-paid, nonexclusive, nontransferable right to use the software for a term of up to 25 years on a single computer and at a single location. These same systems can be delivered on an outsourced basis as well. We provide a limited warranty for unmodified software, typically for a period of 60 days from installation. Under the warranty, we will correct any program errors at no additional charge to the customer.

     Our core software applications are differentiated broadly by size of customer, scalability, customizable functionality, customer competitive environment and, to a lesser extent, cost. Our core applications include:

     - our Silverlake System, which operates on the IBM AS/400 and is used primarily by banks with total assets up to $10.0 billion;

     - our CIF 20/20 system, which operates on the IBM AS/400 and is used primarily by banks with total assets up to $300.0 million;

     - our Core Director system, which operates on hardware supporting UNIX operating systems and is used by banks employing client-server technology; and

     - our Symitar Systems, which operates on the IBM RS/6000 with a UNIX operating system and is used by credit unions.

COMPLEMENTARY PRODUCTS AND SERVICES

     To complement our core software applications, we provide a number of ancillary products and services, including:

     Vertex Teller Automation System is an online teller automation system that enables tellers to process transactions more efficiently and with greater accuracy.

     Streamline Platform Automation is a fully-automated new account origination solution that integrates new customer data, including signature cards, disclosure statements, and loan applications into the core customer data file systems on a real-time basis.

     Alliance Check Image Solutions allows our customers to create and store digital check images for inclusion in monthly statements and to facilitate their customer support services.

     Silhouette Document Imaging utilizes digital storage and retrieval technology to provide online instant access to document images, such as loan documents and signature cards.

     PinPoint Report Retrieval enables system-wide storage and retrieval of computer-generated reports for simplified information access.

     NetTeller and MemberConnect-Web provides Internet-based home banking and commercial cash management. See "Online Banking" below.

     InTouch Voice Response provides a fully-automated interactive voice response system for 24-hour telephone-based banking and customer service.

     Centurion Disaster Recovery provides multi-tiered disaster recovery protection, including comprehensive disaster planning and procedures.

     TimeTrack Payroll System:00 is a fully-integrated payroll accounting and human resources software system.

     FormSmart provides day-to-day operating forms, year-end tax forms and other printing and office supplies.

     CommLink ATM & Transaction Processing Solutions provides national switching and processing services for ATM, debit card transactions and point-of-sale transactions.

     Other software products such as proof of deposit, secondary market loan servicing, account reclassification, and investment sweeps further complement our core systems.

INSTALLATION AND TRAINING

     Virtually all of our customers contract with us for installation and training services in connection with their purchase of in-house systems. The complete installation process of a core system typically requires six to nine months of planning, design, data conversion, hardware set-up and testing. At the culmination of this installation process, one of our installation teams travels to our customer's facilities to ensure the smooth transfer of data to the new system. Installation fees are charged separately to our customers on both fixed fee and hourly charge models, with full pass-through to our customers of travel and other expenses. Installation services are also required in connection with new outsourcing customers, and are billed separately at the time of installation.

     Both in connection with installation of new systems and on an ongoing basis, our customers need, and we provide, extensive training services and programs related to our products and services. Training can be provided in our regional training centers, at meetings and conferences or onsite at our customers' locations, and can be customized to meet our customers' requirements. The large majority of our customers' acquire training services from us, both to improve their employees' proficiency and productivity and to make full use of the functionality of our systems. Generally, training services are paid for on an hourly basis. However we have recently been successful in marketing annual subscriptions for training services, representing blocks of training time that can be used by our customers in a flexible fashion.

MAINTENANCE AND SUPPORT

     Following the installation of our hardware and software systems at a customer site, we provide ongoing maintenance and product support services to assist our customers to operate the systems and to periodically update the software. We also offer maintenance services for hardware, primarily through our hardware suppliers, providing customers who have contracted for this service with "one-call" system support covering hardware and software applications.

     Support is provided through a 24-hour telephone service available to our customers seven days a week. Most questions and problems can be resolved quickly by our experienced support staff. For more complicated issues, our staff, with our customers' permission, can log on to our customers' systems remotely. We maintain our customers' software largely through releases which contain improvements and incremental additions. Updates also are issued when required by changes in applicable laws and regulations. We provide maintenance and support services on our core systems as well as our complementary software products.

     Nearly all of our in-house customers purchase maintenance and support services from us. These services are a significant source of recurring revenue, are contracted for on an annual basis and are typically priced at approximately 18% of the particular software product's license fee. These fees may be increased as our customer's asset base increases and as they increase the level of functionality of their system by purchasing additional complementary products. Maintenance and support fees are generally paid in advance for the entire year, with proration for new contracts which start during the year. Each contract automatically renews annually unless we or our customer gives notice of termination at least 60 days prior to expiration. Identical maintenance and support is provided to our outsourced customers, but are not separately priced in their overall monthly fees.

ONLINE BANKING

     We provide a suite of fully integrated Internet products and services that enables community financial institutions to offer Internet banking and e-commerce solutions to their customers. Our offerings include:

    NetTeller, an Internet-based home banking system for individual and commercial cash management for business customers of community banks;

    MemberConnect-Web, an Internet-based home banking system for credit union members;

    Bill Pay, which allows customers to pay bills online through a third-party provider. We are currently developing our own bill payment system; and

    NetHarbor, which provides our customers with a custom-branded web portal that enables them to provide their customers with a variety of customized information and e-commerce opportunities, including user-defined content such as local or special interest events, weather, financial news and other information and online shopping and e-commerce through our relationship with OLB.com. We also plan for NetHarbor to provide online stock trading and market information through our relationship with Q4i.com before the end of calendar year 2000.

RESEARCH AND DEVELOPMENT

     We devote significant effort and expense to develop new software and service products and continually upgrade and enhance our existing offerings. Typically, we upgrade our core software applications and ancillary services once per year. We believe that our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly customer-driven. Through our regular contact with customers at user group meetings, sales contacts and through our ongoing maintenance services, our customers inform us of the new products and functionalities they desire.

SALES AND MARKETING

     Our primary markets consist of community banks and credit unions. We have not devoted significant marketing and sales efforts to other financial institutions such as thrifts. Historically, we have primarily and most successfully marketed to banks with up to $3.0 billion in total assets and credit unions of all sizes.

     Our sales efforts are conducted by a dedicated field sales force, an inside sales team and a technical sales support team, all of which are overseen by regional sales managers. Our dedicated field sales force is responsible for pursuing lead generation activities and representing the majority of our products and solutions to current and prospective clients. Our inside sales force sells certain complementary products to our existing customers. All sales force personnel have responsibility for a specific territory. The sales support team writes business proposals and contracts and prepares responses to request-for-proposals regarding our software and hardware solutions. All of our sales professionals receive a base salary and performance-based commission compensation.

     Our marketing effort consists of attendance at trade shows, printed media advertisement placements, internally developed and managed marketing campaigns. We also conduct a number of field and national user group meetings each year that enable us to keep in close contact with our customers and demonstrate new products and services to them.

     We have 33 installations in the Caribbean primarily through the marketing efforts of our wholly-owned foreign sales subsidiary, Jack Henry International Limited. Our international sales have historically accounted for substantially less than 5% of our revenues.

BACKLOG

     Our backlog consists of contracted in-house products and services (prior to delivery) and the minimum amounts due on the remaining portion of outsourcing contracts, which are typically for five-year periods. Our backlog at March 31, 2000 was $32.7 million for in-house products and services and $58.5 million for outsourcing services, with a total backlog of $91.2 million. Our backlog is subject to seasonal variations and can fluctuate quarterly due to various factors, including lower contracting activity during the summer months.

COMPETITION

     The market for companies that provide technology solutions to community financial institutions is competitive and fragmented, and we expect continued competition from both existing competitors and companies that enter our existing or future markets. Some of our current competitors have longer operating histories, larger customer bases and greater financial and other resources. The principal competitive factors affecting the market for our services include comprehensiveness of the applications, features and functionality, flexibility and ease of use, customer support, references from existing customers and price. We compete with large vendors that offer transaction processing products and services to financial institutions, including Bisys, Inc., AllTel Information Services, Fiserv, Inc. and Marshall and Ilsley Corporation. In addition, we compete with a number of providers that offer one or more specialized products or services. There has been significant consolidation among providers of information technology products and services to financial institutions, and we believe this consolidation will continue in the future.

INTELLECTUAL PROPERTY, PATENTS AND TRADEMARKS

     Although we believe that our success depends upon our technical expertise more than on our proprietary rights, our future success and ability to compete depends in part upon our proprietary technology. We have already registered or filed applications for our primary trademarks. None of our technology is patented. Instead we rely on a combination of contractual rights and copyrights, trademarks and trade secrets to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We restrict access to and distribution of our source code and further limit the disclosure and use of other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. We cannot be sure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

GOVERNMENT REGULATION

     The financial services industry is subject to extensive and complex federal and state regulation. Our current and prospective customers, which consist of financial institutions such as community banks and credit unions, operate in markets that are subject to substantial regulatory oversight and supervision. We must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to our customers, including those under the federal truth-in-lending and truth-in-deposit rules, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act and the Community Reinvestment Act. The compliance of our products and services with these requirements depends on a variety of factors including the particular functionality, the interactive design and the classification of customers. Our customers must assess and determine what is required of them under these regulations and they contract with us to ensure that our products and services conform to their regulatory needs. It is not possible to predict the impact that any of these regulations could have on our business in the future.

     We are not chartered by the Office of the Comptroller of Currency, the Board of Governors of the Federal Reserve System, the National Credit Union Administration or other federal or state agencies that regulate or supervise depository institutions or other providers of financial services. The services provided by our OutLink Data Centers are subject to examination by the Federal depository institution regulators under the Bank Service Company Act. On occasion these services are also subject to examination by state banking authorities.

     We provide outsourced data and item processing through our geographically dispersed OutLink Data Centers, electronic transaction processing through CommLink ATM and Transaction Processing Solutions, Internet banking through NetTeller online banking, and bank business recovery services through Centurion Disaster Recovery. As a service provider to financial institutions, our operations are governed by the same regulatory requirements as those imposed on financial institutions. We are subject to periodic review by federal depository institution regulators who have broad supervisory authority to remedy any shortcomings identified in such reviews.

     The privacy requirements in Title V of the Gramm-Leach-Bliley Act adopted in November of 1999 represent a significant change in the federal legal framework governing how providers of financial services in this country interact with their customers. Proposed regulations implementing Title V establish standards for financial institutions relating to administrative, technical and physical safeguards for customer records and information. Financial institutions will be required to evaluate their controls on access to customer information and their policies for encrypting customer information while it is being transmitted or stored on networks to which unauthorized persons may have access. As a software company that provides services to financial institutions, we are likely to be covered under these regulations and may have to adopt additional safeguards within our software to ensure that we and our customers are in compliance with the Act.

PROPERTIES

     We own approximately 132 acres located in Monett, Missouri on which we maintain six office buildings. We also own buildings in Houston, Texas; Allen, Texas; Albuquerque, New Mexico; Angola, Indiana; Lenexa, Kansas and Shawnee, Kansas. Our owned facilities represent approximately 280,000 square feet of office space. We have 35 leased office facilities in 20 states which total approximately 195,000 square feet.

     We own five aircraft that are utilized for business purposes. Many of our customers are located in communities that do not have an easily accessible commercial airline service. We primarily use our airplanes in connection with installation and sales of systems. Transportation costs for installation and other customer services are billed to our customers. We lease property, including real estate and related facilities, at the Monett, Missouri municipal airport.

LEGAL PROCEEDINGS

     We are subject to various routine legal proceedings and claims arising in the ordinary course of business. We do not expect that the results in any of these legal proceedings will have a material adverse effect on our business, financial condition, results of operations or cash flows.

EMPLOYEES

     As of June 30, 2000, we had 1,589 full time employees. Our employees are not covered by a collective bargaining agreement and there have been no labor-related work stoppages. We consider our relationship with our employees to be good.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     Set forth below is the name, age, position, term of office and a brief account of the business experience of each person who is a director, executive officer or significant employee of Jack Henry & Associates.

NAME                                      AGE   POSITION
----                                      ---   --------
Michael E. Henry........................  39    Chairman of the Board and Chief Executive Officer
Michael R. Wallace......................  38    President, Chief Operating Officer and Director
John W. Henry...........................  65    Vice Chairman, Senior Vice President and Director
Jerry D. Hall...........................  57    Executive Vice President and Director
James J. Ellis..........................  67    Director
Burton O. George........................  73    Director
George R. Curry.........................  75    Director
Terry W. Thompson.......................  50    Vice President, Chief Financial Officer and Treasurer
Marguerite P. Butterworth...............  52    Vice President
Tony L. Wormington......................  38    Vice President

     Michael E. Henry, the son of John W. Henry and a director of Jack Henry & Associates since 1986, has served as Chairman of the Board and Chief Executive Officer since October 1994. He previously served as Vice Chairman and Senior Vice President since 1993. He served as Manager of Research and Development from 1983 to 1994. He joined Jack Henry & Associates in 1979.

     Michael R. Wallace, a director of Jack Henry & Associate since 1991, has served as President since 1993 and as the Chief Operating Officer since October 1994. He served as Manager of Installation Services from 1986 to 1993. He joined Jack Henry & Associates in 1981.

     John W. Henry, a founder of Jack Henry & Associates, has served as Vice Chairman since October 1994. He previously served as Chairman of the Board from 1977 through 1994. He also has been a director since incorporation in 1977. He previously served as Chief Executive Officer from 1977 through 1988 and as President from 1977 until 1989.

     Jerry D. Hall, a founder of Jack Henry & Associates, has served as Executive Vice President since October 1994. He previously served as Chief Executive Officer from 1990 through 1994. He also has been a director since incorporation in 1977. He previously served as President from 1989 through 1993 and as Vice President-Operations from 1977 through 1988.

     James J. Ellis, a director of Jack Henry & Associates since 1985, has been Managing Partner of Ellis/Rosier Financial Services since 1992. Mr. Ellis served as general manager of MONY Financial Services in Dallas, Texas from 1979 until his retirement in 1992. Mr. Ellis also serves as a director of Merit Medical Systems, Inc.

     Burton O. George has been a director of Jack Henry & Associates since 1987. Mr. George served as Chairman of the Board and Chief Executive Officer of First National Bank of Berryville, Berryville, Arkansas from 1985 until his retirement in 1989. Mr. George has held various other positions in the banking industry since 1958.

     George R. Curry, a director of Jack Henry & Associates since 1989, is Chairman of Central Bank, Lebanon, Missouri, with which he has been affiliated since 1949, as well as President of Central Shares, Inc., a bank holding company.

     Terry W. Thompson has served as Vice President, Chief Financial Officer and Treasurer of Jack Henry & Associates since 1990.

     Marguerite P. Butterworth is a significant employee and has served as Vice President since February of 1993. Ms. Butterworth joined Jack Henry & Associates in 1983 and has been Hardware Manager since 1984.

     Tony L. Wormington is a significant employee and has served as Vice President since October 1998. He joined Jack Henry & Associates in 1980 and has served as Research and Development Manager since 1993.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation Committee currently consists of Messrs. Curry, George and Ellis. The Compensation Committee establishes and reviews the compensation and benefits of the executive officers, considers incentive compensation plans for our employees and carries out duties assigned to the committee under our stock option plans and our employee stock purchase plan.

     The Audit Committee currently consists of Messrs. Curry, George and Ellis. The Audit Committee makes recommendations to the board of directors regarding the selection and retention of an independent auditor, reviews the scope and results of the audit with the independent auditor and management, reviews and evaluates our audit and control functions and regularly reviews regulatory compliance matters pertaining to our outsourcing services and business recovery operations. The Audit Committee operates under a written Audit Committee Charter that has been adopted by the board of directors.

DIRECTOR COMPENSATION

     The directors who are employed by Jack Henry & Associates do not receive any separate compensation for service on the board of directors. Each non-employee director receives $1,200 for each meeting attended and is reimbursed for out-of-pocket expenses incurred in attending such meetings. Under the 1995 Non-Qualified Stock Option Plan, each non-employee director is also compensated by the annual grant of non-statutory stock options to purchase 15,000 shares of common stock, subject to an overall grant limitation under the plan of 150,000 shares to each individual director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for our executive officers in administering various incentive compensation and benefit plans. No member of the Compensation Committee serves as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as members of our board or directors or Compensation Committee. No member of the Compensation Committee has at any time been an officer or employee of Jack Henry & Associates or any of its subsidiaries. The Compensation Committee members, however, own Jack Henry & Associates common stock as described in "Principal and Selling Stockholders."

EXECUTIVE COMPENSATION

     The following table sets forth certain information with regard to the compensation paid by Jack Henry & Associates to our Chief Executive Officer and to the other four most highly compensated executive officers for the three years ended June 30, 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                    ------------
                                                          ANNUAL COMPENSATION          SHARES
                                                       --------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                            YEAR    SALARY    BONUS(1)    OPTIONS(2)
---------------------------                            ----   --------   --------   ------------
Michael E. Henry....................................   2000   $247,467   $ 5,000      100,000
Chairman and Chief Executive Officer                   1999    205,800     5,000      100,000
                                                       1998    205,000     5,000           --
Michael R. Wallace..................................   2000    247,467     5,000      100,000
President and Chief Operating Officer                  1999    205,800     5,000      100,000
                                                       1998    205,000     5,000           --
John W. Henry.......................................   2000    103,200     5,000           --
Vice Chairman and Senior Vice President                1999    103,200     5,000           --
                                                       1998    102,400     5,000           --
Jerry D. Hall.......................................   2000    103,200     5,000           --
Executive Vice President                               1999    103,200     5,000           --
                                                       1998    135,733     5,000           --
Terry W. Thompson...................................   2000    139,133     5,000       20,000
Vice President, Chief Financial Officer                1999    120,271     5,000           --
and Treasurer                                          1998    104,166    15,000       20,000

---------------
(1) Includes corporate 401(k) matching contribution of $5,000 for each executive officer in each period.

(2) Adjusted for stock splits effected as dividends.

     The following tables set forth information with respect to stock options granted to and exercised by the executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 2000 together with the number of options outstanding as of such date. Data, as appropriate, have been adjusted for stock splits.

                          OPTION GRANTS IN FISCAL 2000

                                                    INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                                     ------------------------------------------------      VALUE AT ASSUMED
                                                  PERCENT OF                                ANNUAL RATES OF
                                                    OPTIONS                                   STOCK PRICE
                                       NUMBER        TOTAL                                 APPRECIATION FOR
                                     OF SHARES    GRANTED TO                                OPTION TERM(1)
                                     UNDERLYING    EMPLOYEES                            -----------------------
                                      OPTIONS         IN        EXERCISE   EXPIRATION
NAME                                  GRANTED     FISCAL YEAR    PRICE        DATE          5%          10%
----                                 ----------   -----------   --------   ----------   ----------   ----------
Michael E. Henry..................    100,000         3.4%       $20.08    08/24/09     $1,262,820   $3,200,235
Michael R. Wallace................    100,000         3.4         20.08    08/24/09      1,262,820    3,200,235
Terry W. Thompson.................     20,000         0.7         33.75    04/04/10        424,503    1,075,776

---------------

(1) The amounts in these columns are required to be disclosed by the SEC at rates set by regulation and are not intended to forecast possible future appreciation of our common stock or amounts that may ultimately be realized upon exercise. We have chosen not to use an alternative formula for grant date valuation.

                   AGGREGATED OPTION EXERCISES IN FISCAL 2000
                        AND JUNE 30, 2000 OPTION VALUES

                                                             NUMBER OF SHARES                  VALUE OF
                                                          UNDERLYING UNEXERCISED       UNEXERCISED IN-THE-MONEY
                                 SHARES                    OPTIONS AT 6/30/2000          OPTIONS AT 6/30/2000
                               ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                            EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           -----------   --------   -----------   -------------   -----------   -------------
Michael E. Henry............         --            --     680,000             --      $27,534,687           --
Michael R. Wallace..........     40,000      $967,905     580,000             --       22,760,521           --
Terry W. Thompson...........      1,500        37,688      51,600         20,000        2,073,650     $327,500

STOCK OPTION PLANS

     We have two stock option plans under which options may currently be granted: the 1996 Stock Option Plan and the Non-Qualified Stock Option Plan.

     The 1996 Stock Option Plan is designed to attract, motivate and retain the best available personnel and ultimately to make Jack Henry & Associates more successful by aligning employee and stockholder interests. The persons eligible to receive options under the 1996 Stock Option Plan are employees of Jack Henry & Associates, and subsidiary corporations or any affiliated entity, including employees who are also members of our board of directors.

     The aggregate number of shares which may be issued, and as to which stock options may be granted under the 1996 Stock Option plan is 6,500,000, subject to proportionate adjustment by reason of merger, consolidation, reorganization, recapitalization or exchange of shares or by stock dividend, stock split, combination of shares or other changes in capital structure effected without receipt of consideration. If any stock option granted under the 1996 Stock Option Plan expires, is surrendered in whole or in part, or terminates for any reason without being exercised in full, then the number of shares subject to the stock option will again be available for purposes of the 1996 Stock Option Plan.

     The 1996 Stock Option Plan is administered by the Compensation Committee of our board of directors. The Compensation Committee has the power to determine the persons to be granted options, the number of shares to be covered by such options, whether such options are to be incentive stock options under Section 422A of the Internal Revenue Code, or nonqualified options, and the time or times at which options are to be exercisable. However, no option granted under the 1996 Stock Option Plan shall have a term in excess of 10 years from the grant date. The aggregate fair market value of the common stock with respect to which Incentive Options granted under the 1996 Stock Option Plan are exercisable shall not exceed $100,000 per grantee or such greater amount as may be permitted by later amendments to the Internal Revenue Code.

     The option price per share shall be fixed by the Compensation Committee, but in no event shall the option price per share be less than 100% of the fair market value of a share of common stock on the date of the option grant.

     Under the terms of the 1996 Stock Option Plan, options terminate 30 days after termination of employment, three months after retirement, one year after death or 10 years after grant. Furthermore, for the first six months after the date of grant of the option, no option granted under the 1996 Stock Option Plan shall be transferable by the optionee other than by will or by the laws of descent and distribution. Thereafter, options may be transferred during the lifetime of an optionee to any members of the immediate family of the optionee and any trust established for the benefit of the optionee or the optionee's immediate family members.

     In the event of a sale of all or substantially all of the our assets or 50% or more of the outstanding voting stock by means of a sale, merger, reorganization or liquidation, our board of directors shall have discretionary authority to authorize the surrender of all unexercised options in exchange for a cash distribution equal in amount to the difference between (i) the fair market value of the authorized surrender date of the shares for which the surrender option or portion thereof is at the time exercisable, and (ii) the aggregate option price payable for such shares. Further, if, in connection with any such sale, merger, reorganization or liquidation, a provision is made for each outstanding option to either be assumed by the successor corporation or be replaced with a comparable option to purchase shares of the capital stock of the successor corporation, each person holding unexercised options shall be entitled to have such options assumed by the successor corporation or replaced with a comparable option.

     The 1996 Stock Option Plan, unless sooner terminated, shall terminate at the close of business on November 1, 2006. The board shall have the authority to effect, at any time and from time to time, with the consent of the affected optionee, the cancellation of any or all outstanding options under the 1996 Stock Option Plan and to grant new options in substitution under the 1996 Stock Option Plan covering the same or different numbers of shares of common stock but having an option price per share not less than 100% of fair market value on the new grant date. With certain limitations, our board of directors has the power and authority to amend or modify the 1996 Stock Option Plan.

     The Non-Qualified Stock Option Plan was adopted by Jack Henry & Associates in 1995 for our outside directors. The Non-Qualified Stock Option Plan is designed to attract, motivate and retain the best available members of our board of directors and to properly align director interests with those of the stockholders. Our board of directors administers the Non-Qualified Stock Option Plan and determines to whom options are to be granted and the terms and conditions, including the number of shares and the period of exercisability thereof.

     Subject to adjustments as provided in the Non-Qualified Stock Option Plan, the number of shares of common stock that may be issued under the plan may not in the aggregate exceed 600,000 shares with a maximum of 150,000 for each director. Options granted under the Non-Qualified Stock Option Plan are exercisable six months after the grant. The exercise price of a non-qualified option shall be 100% of the fair market value of the stock at the grant date. The administrator may provide that the option price is payable at the time of the exercise in cash, by surrender of shares and certain other forms of cashless exercise. Under the Non-Qualified Stock Option Plan, options are not transferable by a participant except if transferred by will or the laws of descent and distribution. The option granted under the plan terminates when the optionee's director status ends, upon surrender of the option, or 10 years after the grant. In the event of a merger or sale of substantially all the assets, each option shall be assumed or substituted by the successor corporation or by a parent or subsidiary of the successor corporation. All options will fully vest if the successor refuses to assume or substitute those outstanding options.

     Jack Henry & Associates has options outstanding under several older plans, including the 1987 Stock Option Plan and the Non-Qualified Stock Option Plan, which are similar to and predecessors of the 1996 Stock Option Plan and the 1995 Non-Qualified Stock Option Plan. In addition, in connection with its acquisition of The Peerless Group, Inc. in December of 1998, Jack Henry & Associates fully assumed The Peerless Group, Inc. 1997 Stock Option Plan. The Peerless Group, Inc. 1997 Stock Option Plan is similar in terms to our 1996 Stock Option Plan. While these plans are still in effect with respect to outstanding options, we have no intention of issuing any new options thereunder.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common stock as of June 30, 2000 and as adjusted to reflect the completion of this offering by:

     -  each of Jack Henry & Associates' directors and executive officers;

     - each person who is known to us to own beneficially more than five percent of the outstanding shares of the common stock, including the selling stockholders; and

     - all directors and executive officers of Jack Henry & Associates as a group.

     The address for the following stockholders, unless otherwise indicated, is c/o Jack Henry & Associates, Inc., 663 Highway 60, Monett, Missouri 65708. The percentage of common stock disclosed assumes no exercise of the underwriters' over-allotment options to purchase up to 495,000 shares of common stock from the selling stockholders. Applicable percentage ownership is based on 41,357,852 shares of common stock outstanding as of June 30, 2000 and 42,907,109 shares outstanding immediately following completion of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of common stock subject to options which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

                                      SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY OWNED
                                       PRIOR TO THE OFFERING(1)                AFTER THE OFFERING(1)
                                      --------------------------             --------------------------
                                                     PERCENT OF                             PERCENT OF
                                                       SHARES      SHARES                     SHARES
NAME                                    NUMBER      OUTSTANDING    OFFERED     NUMBER      OUTSTANDING
----                                  -----------   ------------   -------   -----------   ------------
John W. Henry(2)...................    1,913,429        4.6 %      100,000    1,813,429        4.2 %
Michael E. Henry,
Vicki Jo Henry and JKHY
  Partners(3)......................    6,778,824       16.1        400,000    5,578,824(4)    12.8
Jerry D. Hall(5)...................    3,346,834        8.1        500,000    2,846,834        6.6
Eddina F. Mackey(6)................    2,747,960        6.6        800,000    1,947,960(4)     4.5
  411 Lincoln Road South
  Monett, MO
Michael R. Wallace(7)..............      739,795        1.8                     739,795        1.7
Terry W. Thompson(8)...............      291,461        *                       291,461        *
James J. Ellis(9)..................      275,840        *                       275,840        *
Burton O. George(9)................      167,010        *                       167,010        *
George R. Curry(9).................      348,798        *                       348,798        *
All directors and executive
  officers as a group (8
  persons)(10).....................   13,862,901       32.3                  12,062,901       27.1

---------------

  *  Less than 1%

 (1) The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, except as noted below. With respect to shares held in our 401(k) Employee Stock Ownership Plan (the 401(k) ESOP), a participant has the right to direct the voting and disposition of shares allocated to his account.

 (2) Reflects information in filings with the SEC that Mr. Henry holds 1,829,128 shares individually and 84,301 shares are allocated to his 401(k) ESOP account. In the event the underwriters exercise their over-allotment options in full, the number of shares beneficially owned by Mr. Henry after the offering will be 1,798,429, representing 4.2% of the total shares outstanding.

 (3) Reflects information in filings with the SEC by Michael E. Henry, his sister Vicki Jo Henry and JKHY Partners, their family partnership. Michael
     E. Henry separately is deemed to beneficially own

     6,778,824 shares, including 74,418 shares held individually, 32,356 shares allocated to his 401(k) ESOP account, 680,000 shares currently acquirable by exercise of outstanding stock options, 3,245,000 shares held by JKHY Partners, 2,747,050 shares in various trusts specified in note 6 below and the Henry Family Limited Partnership. Michael E. Henry is deemed to share beneficial ownership in the shares held by the JKHY Partners, by the trusts established by his mother, Eddina F. Mackey, and by the Henry Family Limited Partnership because he has been granted proxies to vote all these shares. Vicki Jo Henry does not beneficially own any shares of common stock in her individual capacity and her business address is 6851 South Holly Circle, Suite 270, Englewood, Colorado 80112. In the event the underwriters exercise their over-allotment options in full, the number of shares beneficially and collectively owned by Michael E. Henry, Vicki Jo Henry and JKHY Partners after the offering will be 5,263,824, representing 12.1% of the total shares outstanding.

 (4) 400,000 shares are being sold in this offering by JKHY Partners and 800,000 shares are being sold by trusts and a foundation established by Ms. Mackey. Michael E. Henry is not selling in the offering any shares which he individually owns.

 (5) Includes 97,072 shares held in the 401(k) ESOP for Mr. Hall's account and 105,000 shares beneficially owned by his wife. In the event the underwriters exercise their over-allotment options in full, the number of shares beneficially owned by Mr. Hall after the offering will be 2,681,834, representing 6.3% of the total shares outstanding.

 (6) Includes 2,167,005 shares held in a revocable trust for Ms. Mackey's benefit, 120,045 shares held by five charitable remainder Unitrusts established for the benefit of family members, 160,000 shares held in the charitable Pearl Foundation, 300,000 shares held by the Henry Family Limited Partnership and 910 shares owned by Ms. Mackey's husband. As described above in note 3, beneficial ownership of these shares, with the exception of the 910 shares owned by Ms. Mackey's husband, is shared with Michael E. Henry. In the event the underwriters exercise their over-allotment options in full, the number of shares beneficially owned by Ms. Mackey after the offering will be 1,737,960, representing 4.1% of the total shares outstanding. Following are the trusts for which Ms. Mackey serves as trustee that are selling shares in the offering and the number of shares to be sold by each:

       Eddina F. Mackey Trust                                        519,955 shares
       E. F. Mackey Charitable Remainder Unitrust for
       benefit of Michael E. Henry                                    33,350 shares*
       E. F. Mackey Charitable Remainder Unitrust for
       benefit of Vicki Jo Henry                                      33,350 shares*
       E. F. Mackey Charitable Remainder Unitrust for
       benefit of Donna E. Jensen                                     33,350 shares*
       E. F. Mackey Charitable Remainder Unitrust for
       benefit of Darla S. Lawrence                                   13,320 shares*
       E. F. Mackey Charitable Remainder Unitrust for
       benefit of Douglas M. Mackey                                    6,675 shares*
       The Pearl Foundation                                          160,000 shares*

     *Ms. Mackey disclaims beneficial ownership with respect to these shares.

 (7) Includes 580,000 shares currently acquirable by exercise of outstanding stock options and 63,247 shares held in the 401(k) ESOP for Mr. Wallace's account.

 (8) Includes 51,600 shares currently acquirable by exercise of outstanding stock options and 13,751 shares held in the 401(k) ESOP for Mr. Thompson's account.

 (9) Includes 75,000 shares each currently acquirable by exercise of outstanding stock options.

(10) Beneficially owned share amounts include 1,536,600 shares which are or will be acquirable within 60 days under outstanding stock options, and 290,727 shares held in the 401(k) ESOP for the accounts of all executive officers and directors as a group.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Jack Henry & Associates certificate of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $1.00 per share.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. In the event of a liquidation or dissolution of Jack Henry & Associates, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares of common stock issued pursuant to this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized to designate any series of preferred stock and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of common stock. No shares of preferred stock are issued or outstanding.

     Our board of directors may create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Jack Henry & Associates by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control without any further action by the stockholders. We have no present intention to adopt a stockholder rights plan, but could do so without stockholder approval at any future time.

TRANSFER AGENT AND REGISTRAR

     UMB Bank, N.A. is the transfer agent and registrar for our common stock.

ANTI-TAKEOVER EFFECTS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND PROVISIONS OF DELAWARE LAW

     Provisions of our charter and bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

     - require a two-thirds vote of the stockholders to amend some provisions of our certificate of incorporation;

     - require a two-thirds vote of the stockholders to approve an acquisition of our company;

     - require a two-thirds vote of the stockholders to amend some provisions of our bylaws;

     -  prevent stockholder action by written consent in lieu of annual meeting;

     - require special meetings of the stockholders be called by the Chairman of the Board, the President, the board of directors as a whole, or two-thirds of the stockholders; and

     - require vacancies on the board of directors may only be filled by a vote of the majority of the directors.

     In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 500,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financing or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     These and other provisions contained in our charter and bylaws could have the effect of delaying or preventing a change in control.

     We are also subject to Section 203 of the Delaware General Corporation Law which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that a stockholder became an interested stockholder, unless:

     - prior to that date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced; or

     - on or following that date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have outstanding 42,907,109 shares of common stock, regardless of whether or not the underwriters exercise their over-allotment options. Of these shares, an aggregate of 31,939,031 shares, including the 3,300,000 shares in this offering, or 32,434,031 shares if the underwriters exercise their over-allotment options in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. At the conclusion of this offering, a total of 10,968,078 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up agreements. The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. We, our executive officers and directors and the selling stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock other than shares being sold in the offering for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements. These shares will become available for resale in the public market without registration under the Securities Act as shown in the chart below. An additional 3,762,160 shares may be issued under currently exercisable stock options, all of which could be sold, although some would also be subject to Rule 144 "affiliate" restrictions. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

NUMBER OF SHARES            DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
----------------            --------------------------------------------------
       10,550,666           90 days after the date of this prospectus due to lock-up
                            agreements that our executive officers and directors and
                            JKHY Partners and Eddina F. Mackey have with Prudential
                            Securities Incorporated.
          417,412           Between 90 and 365 days after the date of this prospectus
                            due to requirements of the federal securities laws.

     In general, under Rule 144 as currently in effect any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period a number of shares that does not exceed the greater of:

     -  1% of the then-outstanding shares of common stock, and

     - the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

     Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about Jack Henry & Associates. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of Jack Henry & Associates at any time during the 90 days immediately preceding a sale and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

     We have filed six registration statements on Form S-8, to register shares of common stock reserved for issuance under our option plans and employee stock purchase plan. Shares issued under the foregoing plans may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by us. Of that number of shares, 3,762,160 shares are subject to options that were exercisable as of August 1, 2000.

                                  UNDERWRITING

     We and the selling stockholders have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, CIBC World Markets Corp., Robert W. Baird & Co. Incorporated, George K. Baum & Company and A.G. Edwards & Sons, Inc. are acting as representatives. We and the selling stockholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name.

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
------------                                                    ---------
Prudential Securities Incorporated..........................      831,600
CIBC World Markets Corp. ...................................      594,000
Robert W. Baird & Co. Incorporated..........................      475,200
George K. Baum & Company....................................      237,600
A.G. Edwards & Sons, Inc....................................      237,600
Bear, Stearns & Co. Inc. ...................................       66,000
Chase Securities Inc. ......................................       66,000
Credit Suisse First Boston Corporation......................       66,000
Donaldson, Lufkin & Jenrette Securities Corporation.........       66,000
Lehman Brothers Inc. .......................................       66,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       66,000
J.P. Morgan Securities Inc. ................................       66,000
Morgan Stanley & Co. Incorporated...........................       66,000
SG Cowen Securities Corporation.............................       66,000
U.S. Bancorp Piper Jaffray Inc. ............................       66,000
Barrington Research Associates, Inc. .......................       33,000
First Southwest Company.....................................       33,000
Hoak Breedlove Wesneski & Co. ..............................       33,000
Raymond James & Associates, Inc. ...........................       33,000
Smith, Moore & Co. .........................................       33,000
Stifel, Nicolaus & Company, Incorporated....................       33,000
Sutro & Co. Incorporated....................................       33,000
Tucker Anthony Cleary Gull..................................       33,000
                                                                ---------
     Total..................................................    3,300,000
                                                                =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, over-allotment options to purchase up to 495,000 additional shares from the selling stockholders. If any additional shares are purchased, the underwriters in the same proportion as per the table above will severally purchase the shares from the selling stockholders.

     The representatives of the underwriters have advised us and the selling stockholders that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow selected dealers a concession not in excess of $1.28 per share and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the shares are released to the public, the representatives may change the offering price and the concessions.

     We and the selling stockholders have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase additional shares:

                                                                            TOTAL FEES
                                                         ------------------------------------------------
                                               FEE        WITHOUT EXERCISE OF         FULL EXERCISE OF
                                            PER SHARE    OVER-ALLOTMENT OPTIONS    OVER-ALLOTMENT OPTIONS
                                            ---------    ----------------------    ----------------------
Fees paid by us...........................    $2.15            $3,225,000                $3,225,000
Fees paid by the selling stockholders.....    $2.15            $3,870,000                $4,934,250

     In addition, we estimate that we will spend approximately $625,000 in expenses for this offering, including those of the selling stockholders. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our executive officers and directors, and the selling stockholders have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Create a syndicate short position by making short sales of our common stock and may purchase our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment options to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment options. A "naked" short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Stabilizing and short covering. Stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. Prudential Securities Incorporated, on behalf of the underwriters, may close out any covered short position by either exercising the over-allotment options or purchasing shares in the open market and must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, Prudential Securities Incorporated, on behalf of the underwriters, will consider, among other things, the price of shares available for purchase in the open market as compared to the price shares may be purchased through the over-allotment options. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member of the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also, prior to the pricing of the shares and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     -  the Public Offers of Securities Regulations 1995;

     -  the Financial Services Act 1986; and

     - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated and George K. Baum & Company have, from time to time, performed various investment banking and financial advisory services on a fee for services basis for Jack Henry & Associates.

     Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for Jack Henry & Associates, Inc. by Shughart Thomson & Kilroy, P.C. of Kansas City, Missouri. Certain legal matters will be passed on for the underwriters by Brown & Wood LLP of New York, New York.

                                    EXPERTS

     The consolidated financial statements of Jack Henry & Associates, Inc. and subsidiaries as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of BancTec Financial Systems, a unit of BancTec, Inc., as of August 31, 1999 and for the twelve months ended August 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the financial statements of BancTec Financial Systems may not necessarily be indicative of the conditions that would have existed or the results of operations if BancTec Financial Systems had been operated as an unaffiliated company), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Symitar Systems, Inc. as of December 31, 1999 and for the year ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Jack Henry & Associates, Inc., such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including exhibits filed therewith, at the

Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as Jack Henry & Associates, Inc. that file electronically with the Commission.

     This prospectus includes statistical data regarding the banking business sector which were obtained from industry publications, including reports generated by Computer Based Solutions, Inc. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but they do not guarantee the accuracy and completeness of such information. While we believe these industry publications to be reliable, we have not independently verified such data.

                      (This Page Intentionally Left Blank)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF JACK HENRY &
  ASSOCIATES, INC.
  Independent Auditors' Report..............................   F-2
  Consolidated Statements of Income for the Years Ended June
     30, 1997, 1998 and 1999 and Unaudited Consolidated
     Statements of Income for the Nine Months Ended March
     31, 1999 and 2000......................................   F-3
  Consolidated Balance Sheets at June 30, 1998 and 1999 and
     Unaudited Consolidated Balance Sheet at March 31,
     2000...................................................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the Years Ended June 30, 1997, 1998 and 1999 and
     Unaudited Consolidated Statement of Changes in
     Stockholders' Equity for the Nine Months Ended March
     31, 2000...............................................   F-5
  Consolidated Statements of Cash Flows for the Years Ended
     June 30, 1997, 1998 and 1999 and Unaudited Consolidated
     Statements of Cash Flows for the Nine Months Ended
     March 31, 1999 and 2000................................   F-6
  Notes to Consolidated Financial Statements................   F-7
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF JACK
  HENRY & ASSOCIATES, INC.
  Unaudited Pro Forma Combined Statement of Income for the
     Year Ended June 30, 1999...............................  F-22
  Unaudited Pro Forma Combined Statement of Income for the
     Nine Month Period Ended March 31, 2000.................  F-23
  Unaudited Pro Forma Combined Balance Sheet at March 31,
     2000...................................................  F-24
  Notes to Unaudited Pro Forma Combined Financial
     Information............................................  F-25
FINANCIAL STATEMENTS OF BANCTEC FINANCIAL SYSTEMS, A UNIT OF
  BANCTEC, INC.
  Independent Auditors' Report..............................  F-26
  Balance Sheet at August 31, 1999..........................  F-27
  Statement of Operations for the Twelve Months Ended August
     31, 1999...............................................  F-28
  Statement of Changes in Equity for the Twelve Months Ended
     August 31, 1999........................................  F-29
  Statement of Cash Flows for the Twelve Months Ended August
     31, 1999...............................................  F-30
  Notes to Financial Statements.............................  F-31
FINANCIAL STATEMENTS OF SYMITAR SYSTEMS, INC.
  Independent Auditors' Report..............................  F-35
  Balance Sheet at December 31, 1999 and Unaudited Balance
     Sheet at March 31, 2000................................  F-36
  Statement of Income for the Year Ended December 31, 1999
     and Unaudited Statement of Income for the Three Months
     Ended March 31, 2000...................................  F-37
  Statement of Stockholders' Equity for the Year Ended
     December 31, 1999 and Unaudited Statement of
     Stockholders' Equity for the Three Months Ended March
     31, 2000...............................................  F-38
  Statement of Cash Flows for the Year Ended December 31,
     1999 and Unaudited Statement of Cash Flows for the
     Three Months Ended March 31, 2000......................  F-39
  Notes to Financial Statements.............................  F-40

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Jack Henry & Associates, Inc.:

     We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and Subsidiaries (the "Company") as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jack Henry & Associates, Inc. and Subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for the three years in the period ended June 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 23, 1999
(September 8, 1999 as to Note 13 and July 6, 2000 as to Note 14
and the effects of the stock split described in Note 1)

                         JACK HENRY & ASSOCIATES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            YEARS ENDED              NINE MONTHS ENDED
                                                              JUNE 30,                   MARCH 31,
                                                   ------------------------------   -------------------
                                                     1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------
                                                                                        (UNAUDITED)
Revenues
  Software licensing and installation............  $ 31,930   $ 39,484   $ 47,181   $ 36,108   $ 35,888
  Maintenance/support and service................    37,510     46,835     71,278     52,995     69,812
  Hardware sales.................................    56,816     61,916     75,068     59,452     50,231
                                                   --------   --------   --------   --------   --------
    Total revenues...............................   126,256    148,235    193,527    148,555    155,931
                                                   --------   --------   --------   --------   --------
Cost of Sales
  Cost of hardware...............................    41,016     43,335     54,661     43,350     35,920
  Cost of services...............................    32,001     37,674     52,582     39,792     54,865
                                                   --------   --------   --------   --------   --------
    Total cost of sales..........................    73,017     81,009    107,243     83,142     90,785
                                                   --------   --------   --------   --------   --------
Gross profit.....................................    53,239     67,226     86,284     65,413     65,146
                                                   --------   --------   --------   --------   --------
Operating Expenses
  Selling and marketing expense..................    12,750     15,124     14,030     11,384     12,514
  Research and development expense...............     3,012      4,163      5,183      3,758      5,780
  General and administrative expense.............     9,607     11,675     17,347     12,729     13,692
                                                   --------   --------   --------   --------   --------
    Total operating expense......................    25,369     30,962     36,560     27,871     31,986
                                                   --------   --------   --------   --------   --------
Operating income from continuing operations......    27,870     36,264     49,724     37,542     33,160
                                                   --------   --------   --------   --------   --------
Other Income (Expense)
  Interest income................................       738      1,319      1,619      1,430        738
  Interest expense...............................       (40)       (34)       (93)       (72)    (1,143)
  Other, net.....................................       109        348        363        346      1,629
                                                   --------   --------   --------   --------   --------
    Total other income...........................       807      1,633      1,889      1,704      1,224
                                                   --------   --------   --------   --------   --------
Income from continuing operations before taxes...    28,677     37,897     51,613     39,246     34,384
Provision for income taxes.......................    10,185     13,692     18,887     14,622     11,468
                                                   --------   --------   --------   --------   --------
  Income from continuing operations..............    18,492     24,205     32,726     24,624     22,916
Loss from discontinued operations................      (450)      (668)      (758)      (758)      (332)
                                                   --------   --------   --------   --------   --------
Net income.......................................  $ 18,042   $ 23,537   $ 31,968   $ 23,866   $ 22,584
                                                   ========   ========   ========   ========   ========
Diluted Earnings Per Share:
  Income from continuing operations..............  $   0.46   $   0.58   $   0.77   $   0.58   $   0.54
  Loss from discontinued operations..............     (0.01)     (0.02)     (0.02)     (0.02)     (0.01)
                                                   --------   --------   --------   --------   --------
  Net income.....................................  $   0.45   $   0.57   $   0.75   $   0.56   $   0.53
                                                   ========   ========   ========   ========   ========
Diluted weighted average shares outstanding......    40,214     41,593     42,641     42,663     42,343
                                                   ========   ========   ========   ========   ========
Basic Earnings Per Share:
  Income from continuing operations..............  $   0.49   $   0.61   $   0.81   $   0.61   $   0.56
  Loss from discontinued operations..............     (0.01)     (0.02)     (0.02)     (0.02)     (0.01)
                                                   --------   --------   --------   --------   --------
  Net Income.....................................  $   0.47   $   0.59   $   0.79   $   0.59   $   0.55
                                                   ========   ========   ========   ========   ========
Basic weighted average shares outstanding........    38,025     39,770     40,337     40,250     40,771
                                                   ========   ========   ========   ========   ========

See Notes to Consolidated Financial Statements.

                         JACK HENRY & ASSOCIATES, INC.
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                JUNE 30,
                                                          ---------------------      MARCH 31,
                                                            1998         1999          2000
                                                          --------     --------     -----------
                                                                                    (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents..........................     $ 24,733     $  3,376      $ 13,025
  Investments, at amortized cost.....................        3,229        6,702         1,034
  Trade receivables..................................       43,348       52,239        37,803
  Income taxes receivable............................            1        1,244            --
  Prepaid cost of product............................        4,046        9,106           669
  Prepaid expenses and other.........................        8,036        9,109        22,356
                                                          --------     --------      --------
     Total...........................................       83,393       81,776        74,887
                                                          --------     --------      --------
Property and equipment, net..........................       31,492       66,192        80,520
                                                          --------     --------      --------
Other Assets:
  Intangible assets, net of amortization.............       15,272       25,181        65,551
  Computer software, net of amortization.............        2,838        3,015         3,626
  Other..............................................          835        1,096         1,280
                                                          --------     --------      --------
     Total...........................................       18,945       29,292        70,457
                                                          --------     --------      --------
       Total assets..................................     $133,830     $177,260      $225,864
                                                          ========     ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................     $  8,130     $  5,036      $  6,918
  Short-term borrowings..............................          400          399        29,855
  Accrued expenses...................................        5,758        8,484         6,541
  Accrued income taxes...............................          236           66         1,722
  Deferred revenues..................................       33,096       44,664        41,300
  Current portion of long-term debt..................           15           16            17
                                                          --------     --------      --------
     Total...........................................       47,635       58,665        86,353
                                                          --------     --------      --------
Long-term debt.......................................          239          211           182
                                                          --------     --------      --------
Deferred income taxes................................        2,365        2,586         1,907
                                                          --------     --------      --------
     Total liabilities...............................       50,239       61,462        88,442
                                                          --------     --------      --------
Stockholders' Equity:
  Preferred stock; $1 par value; 500,000 shares
     authorized; none issued.........................           --           --            --
  Common stock; $.01 par value; 50,000,000 shares
     authorized; shares issued 1998 -- 20,194,870;
     1999 -- 20,517,090; 2000 -- 41,121,803..........          202          205           411
  Additional paid-in capital.........................       26,267       32,210        36,029
  Retained earnings..................................       57,122       83,383       100,982
                                                          --------     --------      --------
     Total stockholders' equity......................       83,591      115,798       137,422
                                                          --------     --------      --------
     Total liabilities and stockholders' equity......     $133,830     $177,260      $225,864
                                                          ========     ========      ========

See Notes to Consolidated Financial Statements.

                         JACK HENRY & ASSOCIATES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                  NINE
                                                                                                 MONTHS
                                                            YEARS ENDED JUNE 30,                  ENDED
                                                  -----------------------------------------     MARCH 31,
                                                     1997           1998           1999           2000
                                                  -----------    -----------    -----------    -----------
                                                                                               (UNAUDITED)
Preferred Shares (500,000 authorized):..........           --             --             --             --
Common Shares (50,000,000 authorized):
  Shares, beginning of period...................   13,358,563     20,023,689     20,194,870     20,517,090
  Shares issued upon exercise of stock
    options.....................................      618,750        104,465        314,277        268,530
  Shares issued for Employee Stock Purchase
    Plan........................................        1,659          5,926          7,943          7,678
  Shares issued for acquisitions................       56,144         60,790             --             --
  Stock dividend................................    5,988,573             --             --     20,328,505
                                                  -----------    -----------    -----------    -----------
                                                   20,023,689     20,194,870     20,517,090     41,121,803
  Less: Held in treasury........................      (15,410)            --             --             --
                                                  -----------    -----------    -----------    -----------
    Shares, end of period.......................   20,008,279     20,194,870     20,517,090     41,121,803
                                                  ===========    ===========    ===========    ===========
Common Stock -- Par Value $.01 Per Share:
  Balance, beginning of period..................  $       133    $       200    $       202    $       205
  Shares issued upon exercise of stock
    options.....................................            6              2              3              3
  Shares issued for acquisitions................            1             --             --             --
  Stock dividend................................           60             --             --             --
  Stock split...................................           --             --             --            203
                                                  -----------    -----------    -----------    -----------
    Balance, end of period......................          200            202            205            411
                                                  -----------    -----------    -----------    -----------
Additional Paid-in Capital:
  Balance, beginning of period..................       18,434         22,467         26,267         32,210
  Shares issued upon exercise of stock
    options.....................................        2,788          1,620          3,264          3,698
  Shares issued for Employee Stock Purchase
    Plan........................................           42            176            312            324
  Shares issued for acquisitions................         (306)         1,228            150             --
  Stock dividend................................          (60)            --             --             --
  Sale of treasury stock........................         (451)            --             --             --
  Tax benefit on exercise on exercise of
    options.....................................        2,020            776          2,217             --
  Stock split...................................           --             --             --           (203)
                                                  -----------    -----------    -----------    -----------
    Balance, end of period......................       22,467         26,267         32,210         36,029
                                                  -----------    -----------    -----------    -----------
Treasury Stock:
  Balance, beginning of period..................           --           (293)            --             --
  Purchases of treasury stock...................       (7,469)            --             (5)            (5)
  Sales of treasury stock.......................        6,871             --              5              5
  Shares issued for acquisitions................          305            293             --             --
                                                  -----------    -----------    -----------    -----------
    Balance, end of period......................         (293)            --             --             --
                                                  -----------    -----------    -----------    -----------
Retained Earnings:
  Balance, beginning of period..................       23,844         38,175         57,122         83,383
  Net loss for the three months ended September
    30, 1999 -- Sys-Tech, Inc...................           --             --             --            264
  Retained deficit of acquired businesses.......          (80)           (62)           (19)            --
  Net income....................................       18,042         23,537         31,968         22,584
  Dividends (1997 -- $.10 per share;
             1998 -- $.12 per share;
             1999 -- $.145 per share;
             2000 -- $.13 per share)............       (3,631)        (4,528)        (5,688)        (5,249)
                                                  -----------    -----------    -----------    -----------
    Balance, end of period......................       38,175         57,122         83,383        100,982
                                                  -----------    -----------    -----------    -----------
Total stockholders' equity......................  $    60,549    $    83,591    $   115,798    $   137,422
                                                  ===========    ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

                         JACK HENRY & ASSOCIATES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          NINE MONTHS ENDED
                                                             YEARS ENDED JUNE 30,             MARCH 31,
                                                        ------------------------------   -------------------
                                                          1997       1998       1999       1999       2000
                                                        --------   --------   --------   --------   --------
                                                                                             (UNAUDITED)
Cash Flows from Operating Activities:
  Income from continuing operations...................  $ 18,492   $ 24,205   $ 32,726   $ 24,624   $ 22,916
  Adjustments to Reconcile Income from Continuing
    Operations to Cash from Operating Activities
    Depreciation and amortization.....................     5,212      6,362      7,901      6,231     10,662
    Provision for deferred income taxes...............       322        478        221         --         --
    Gain on sale of investment........................        --         --         --        (78)    (1,105)
    Other.............................................        87         89        157          7          4
  Changes In:
    Trade receivables.................................    (8,181)   (12,215)    (8,540)    21,939     21,723
    Prepaid expenses and other........................    (2,057)    (2,814)    (6,397)    (2,532)    (6,885)
    Accounts payable..................................       429      1,532     (3,308)    (8,582)     1,370
    Accrued expenses..................................     2,499        155      2,716        171     (2,966)
    Income taxes......................................        65        890        805        114      2,900
    Deferred revenues.................................     3,088      7,625     11,568     (6,550)    (7,047)
                                                        --------   --------   --------   --------   --------
      Net cash from continuing operations.............    19,956     26,307     37,849     35,344     41,572
                                                        --------   --------   --------   --------   --------
Cash flows from discontinued operations...............      (819)    (1,075)      (608)      (306)       700
                                                        --------   --------   --------   --------   --------
Cash Flows from Investing Activities:
  Capital expenditures................................   (13,714)    (9,949)   (38,884)   (31,489)   (18,733)
  Purchases of investments............................    (5,887)    (3,177)    (6,708)    (5,522)        --
  Proceeds from maturities of investments.............     3,002      5,800      3,100      2,100      5,668
  Proceeds from sale of investment....................        --         --         --         --      3,605
  Other assets........................................    (2,500)        --         --         --         --
  Purchases of customer contracts.....................       (33)        --     (7,105)        --         --
  Computer software developed/purchased...............      (191)      (281)      (867)      (362)      (632)
  Acquisition costs, net of cash acquired.............      (282)    (1,046)    (5,905)    (8,129)   (51,215)
  Other, net..........................................       (12)      (346)      (241)        59        216
                                                        --------   --------   --------   --------   --------
    Net cash from investing activities................   (19,617)    (8,999)   (56,610)   (43,343)   (61,091)
                                                        --------   --------   --------   --------   --------
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock upon exercise
    of stock options..................................     1,532      1,463      3,267      2,734      3,700
  Proceeds from sale of common stock..................    10,655        201        462        225        325
  Dividends paid......................................    (3,631)    (4,528)    (5,688)    (4,075)    (5,249)
  Short-term borrowings, net..........................        --        200         (2)       (60)    29,456
  Principal payments on long-term debt................    (3,585)       (71)       (27)      (822)       (28)
  Purchase of treasury stock..........................    (5,444)        --         (5)        (6)        --
  Proceeds from sale of treasury stock................     5,646         --          5         --         --
                                                        --------   --------   --------   --------   --------
    Net cash from financing activities................     5,173     (2,735)    (1,988)    (2,004)    28,204
                                                        --------   --------   --------   --------   --------
  Net cash activity for the three months ended
    September 30, 1999 -- Sys-Tech, Inc. .............        --         --         --         --        264
                                                        --------   --------   --------   --------   --------
Net (decrease) increase in cash and cash
  equivalents.........................................     4,693     13,498    (21,357)   (10,309)     9,649
Cash and cash equivalents, beginning of period........     6,542     11,235     24,733     24,733      3,376
                                                        --------   --------   --------   --------   --------
Cash and cash equivalents, end of period..............  $ 11,235   $ 24,733   $  3,376   $ 14,424   $ 13,025
                                                        ========   ========   ========   ========   ========
Supplemental Disclosures of Cash Flow Information
  Cash Paid During the Period for:
  Interest............................................  $     40   $     34   $     93   $     72   $    840
                                                        ========   ========   ========   ========   ========
  Income taxes........................................  $  8,443   $ 10,601   $ 13,988   $ 13,472   $  9,061
                                                        ========   ========   ========   ========   ========

See Notes to Consolidated Financial Statements.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

     Jack Henry & Associates, Inc. ("JHA" or the "Company") is a computer software company which has developed several banking software systems. The Company's revenues are predominately earned by marketing those systems to financial institutions nationwide along with the computer equipment (hardware) and by providing the conversion and software customization services necessary for a financial institution to install a JHA software system. JHA also provides continuing support and maintenance services to customers using the systems.

CONSOLIDATION

     The consolidated financial statements include the accounts of JHA and all of its wholly-owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

POOLING OF INTERESTS TRANSACTIONS

     The consolidated financial statements for all periods presented have been restated to include Peerless Group, Inc. ("Peerless") which was acquired on December 16, 1998. The acquisition was accounted for as a pooling of interests and therefore all periods have been adjusted to reflect the acquisition as if it had occurred at the beginning of the earliest period reported (see Note 12).

     The consolidated financial statements for all periods presented have been restated to include Sys-Tech, Inc. of Kansas ("Sys-Tech"),which was acquired on June 1, 2000. The acquisition was accounted for as a pooling of interests and therefore all periods have been adjusted to reflect the acquisition as if it had occurred at the beginning of the earliest period reported (see Note 14).

     Prior to the consummation of the pooling, Sys-Tech's year end was September
30. Therefore, the consolidated statements of income and cash flows for the years ended June 30, 1997, 1998 and 1999 reflect the results of operations and cash flows for the Company for the years then ended combined with Sys-Tech for the years ended September 30, 1997, 1998 and 1999, respectively. The consolidated balance sheets as of June 30, 1998 and 1999 reflect the financial position of the Company on those dates combined with the financial position of Sys-Tech as of September 30, 1998 and 1999, respectively. As a result of the Company and Sys-Tech having different fiscal year ends, Sys-Tech's results of operations for the three month period ended September 30, 1999 have been included in the consolidated statements of income for the year ended June 30, 1999 and the nine month period ended March 31, 2000, and, therefore, have been removed from the Company's retained earnings at July 1, 1999. Revenues, net loss from continuing operations before taxes and net loss of Sys-Tech for the three month period ended September 30, 1999 were $1,402,000, $378,000 and $264,000, respectively.

COMMON STOCK SPLIT

     On January 31, 2000, the Company's Board of Directors declared a 100% stock dividend on its common stock, effectively a 2 for 1 stock split. The stock dividend was paid March 2, 2000 to stockholders of record at the close of business on February 17, 2000. All per share and shares outstanding data in the consolidated statements of income and the notes to the consolidated financial statements have been retroactively restated to reflect the stock split.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company's various sources of revenue and the methods of revenue recognition are as follows:

     SOFTWARE LICENSING FEES

          Initial licensing fees are recognized upon delivery of the unmodified software. Monthly software usage charges are recognized ratably over the contract period.

     SOFTWARE INSTALLATION AND RELATED SERVICES

          Fees for these services are recognized as the services are performed on hourly contracts and at completion on fixed-fee contracts.

     MAINTENANCE/SUPPORT FEES

          Fees from these contracts are recognized ratably over the life of the contract.

     HARDWARE

          Revenues from sales of hardware are recognized upon direct shipment by the supplier to the Company's customers. Costs of items purchased and remarketed are reported as cost of hardware in cost of sales.

DEFERRED REVENUES

     Deferred revenues consist primarily of prepaid annual software and hardware maintenance fees. Software and hardware deposits are also reflected as deferred revenues.

COMPUTER SOFTWARE DEVELOPMENT

     The Company capitalizes new product development costs incurred from the point at which technological feasibility has been established through the point at which customer installations begin. The capitalized costs, which include salaries and related expenses, equipment/facility costs and other direct expenses, are amortized to expense based on estimated revenues over the estimated product life (generally five years).

INCOME PER SHARE

     Per share information is based on the weighted average number of common shares outstanding during the year. Stock options have been included in the calculation of income per share to the extent they are dilutive. Reconciliation from basic to diluted weighted average shares outstanding is the dilutive effect of outstanding stock options.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVESTMENTS

     The Company invests its cash that is not required for current operations primarily in U.S. government securities.

     The Company has the positive intent and ability to hold its debt securities until maturity and accordingly, these securities are classified as held-to-maturity and are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity. The held-to-maturity securities typically mature in less than one year. Interest on investments in debt securities is included in income when earned.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets.

INTANGIBLE ASSETS

     Intangible assets consist of excess purchase price over the fair value of net assets acquired, customers, software maintenance/support contracts and marketing agreements acquired in business acquisitions. The amounts are amortized over an estimated economic benefit period, generally five to fifteen years using the straight-line method.

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable.

COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as net income plus certain items that are recorded directly to shareholder's equity. Comprehensive income for each of the years in the period ended June 30, 1999 equals the Company's net income.

BUSINESS SEGMENT INFORMATION

     The Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for the disclosure required related to segments of an enterprise.

     The Company is a leading provider of financial data processing systems for financial institutions. In accordance with SFAS No. 131, the Company's operations are classified as one business segment. The financial performance and productivity of the Company is monitored as a single unit as all products and services relate to one line of business, providing comprehensive services for data processing to the financial institution industry. Revenue by type of product and service is presented on the face of the statements of income.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is likely that a deferred tax asset will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

     In October, 1997, the Accounting Standards Executive Committee of the American Institute of Public Accountants ("AcSEC") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The Company adopted SOP 97-2 effective July 1, 1998. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. In March 1998, AcSEC issued SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Recognition", which deferred portions of SOP 97-2 for one year. Revenues in fiscal year 1999 from the sales of software are recognized in accordance with the enacted portions of SOP 97-2 and the Company's management anticipates that the adoption of SOP 98-4 in fiscal year 2000 will not have a material impact on the Company's result of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This new standard is not anticipated to have a material impact on the Company's financial position and results of operations.

     The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," on December 3, 1999. SAB No. 101, as amended, provides the SEC Staff's views on selected revenue recognition issues and is effective no later than the fourth fiscal quarter for years beginning after December 15, 1999, which for the Company is the beginning of its fourth quarter of fiscal year 2001. The Company has not completed the process of evaluating the impact that will result from adopting SAB No. 101 and therefore, is unable to determine the impact that the adoption will have on its financial position and results of operations.

RECLASSIFICATION

     Where appropriate, prior years' financial information has been reclassified to conform with the current years' presentation. The statements of cash flows are prepared using the indirect method, which represents a reclassification of the prior years' presentation using the direct method.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited interim consolidated financial statements as of March 31, 2000 and for the nine-month periods ended March 31, 1999 and 2000 were prepared in accordance with the SEC rules and regulations for interim financial statements. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation. The accounting principles applied in preparation of the interim consolidated financial statements are consistent with those applied in the annual consolidated financial statements. Results of operations for the nine-month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending June 30, 2000.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2: INVESTMENTS

     The amortized cost and approximate fair values of held-to-maturity securities at June 30, 1998 and 1999 are included in the following table. Fair market values of these securities did not differ significantly from amortized cost due to the nature of the securities and minor interest rate fluctuations during the periods.

                                                                 1998      1999
                                                                ------    ------
                                                                 (IN THOUSANDS)
U.S. treasury notes.........................................    $3,101    $6,583
Accrued interest............................................       128       119
                                                                ------    ------
     Total..................................................    $3,229    $6,702
                                                                ======    ======

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair values for held-to-maturity securities are based on quoted market prices (See Note 2). For all other financial instruments, including amounts receivable and payable, short-term borrowings and long-term debt, fair values approximate carrying value, based on the short-term nature of the assets and liabilities and the variability of the interest rates on the borrowings.

NOTE 4: PROPERTY AND EQUIPMENT

     The classification of property and equipment, together with their estimated useful lives is as follows:

                                                                     JUNE 30,
                                                                ------------------     ESTIMATED
                                                                 1998       1999      USEFUL LIFE
                                                                -------    -------    -----------
                                                                  (IN THOUSANDS)
Land........................................................    $   830    $ 2,830
Land improvements...........................................        708      1,154     5-20 years
Buildings...................................................      5,624     16,444    25-30 years
Equipment and furniture.....................................     24,334     34,809      5-8 years
Aircraft....................................................     10,565     18,957     8-10 years
Construction in process.....................................      2,554     11,174
                                                                -------    -------
                                                                 44,615     85,368
Less accumulated depreciation...............................     13,123     19,176
                                                                -------    -------
Property and equipment, net.................................    $31,492    $66,192
                                                                =======    =======

NOTE 5: OTHER ASSETS

     Following is an analysis of intangible assets:

                                                                  YEAR ENDED JUNE 30,
                                                                -----------------------
                                                                 1998            1999
                                                                -------         -------
                                                                    (IN THOUSANDS)
Balance, beginning of year..................................    $15,469         $15,272
Intangible assets...........................................      1,339          11,999
Amortization................................................     (1,536)         (2,090)
                                                                -------         -------
Balance, end of year........................................    $15,272         $25,181
                                                                =======         =======

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Computer software includes the unamortized cost of software products developed or acquired by the Company which were required to be capitalized by generally accepted accounting principles. The costs are amortized over an estimated economic benefit period, generally five years. Following is an analysis of the computer software costs:

                                                                 YEAR ENDED JUNE 30,
                                                                ---------------------
                                                                 1998           1999
                                                                ------         ------
                                                                   (IN THOUSANDS)
Balance, beginning of year..................................    $3,071         $2,838
Software development costs capitalized......................       281            515
Software acquired...........................................        --            352
Amortization................................................      (514)          (690)
                                                                ------         ------
Balance, end of year........................................    $2,838         $3,015
                                                                ======         ======

NOTE 6: LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT

     The Company has an $8,000,000 line of credit at June 30, 1999, which is payable upon demand or at March 15, 2000, and is secured by $1,000,000 of investments with the remainder unsecured. Borrowings under the line bear interest at a floating prime rate (7.75% at June 30, 1999). The Company also had a similar line of credit at June 30, 1998. There were no amounts outstanding under the line at June 30, 1999, or 1998. Utilization of the line was minimal during each of the last three fiscal years.

     Sys-Tech has a line of credit with a maximum loan amount of $400,000, bearing interest at the lender's prime rate plus one-half (10.0% at June 30, 1999). Amounts outstanding are $400,000 and $399,000 as of June 30, 1998 and 1999, respectively. The line is payable on demand or at August 20, 2000 and is secured by the accounts receivable and other current assets of Sys-Tech.

LONG-TERM DEBT

     Sys-Tech has a note payable with an original loan amount of $400,000, bearing interest at 10%, payable monthly, due August 4, 2001. The note is secured by specific real estate.

                                                                YEAR ENDED JUNE 30,
                                                                -------------------
                                                                1998           1999
                                                                ----           ----
                                                                  (IN THOUSANDS)
Long-Term Debt..............................................    $254           $227
Less current maturities.....................................      15             16
                                                                ----           ----
                                                                $239           $211
                                                                ====           ====

     Future maturities of long-term debt as of June 30, 1999 is as follows:

2000........................................................    $ 16
2001........................................................      18
2002........................................................     193
                                                                ----
                                                                $227
                                                                ====

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7: INCOME TAXES

     The provision for income taxes on income from continuing operations consists of the following:

                                                                       YEAR ENDED JUNE 30,
                                                                ---------------------------------
                                                                 1997         1998         1999
                                                                -------      -------      -------
                                                                         (IN THOUSANDS)
Current:
  Federal...................................................    $ 8,954      $12,044      $16,860
  State.....................................................        909        1,170        1,806
Deferred:
  Federal...................................................        297          431          204
  State.....................................................         25           47           17
                                                                -------      -------      -------
                                                                $10,185      $13,692      $18,887
                                                                =======      =======      =======
Effective Rate..............................................         36%          36%          37%
                                                                =======      =======      =======

     The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

                                                                YEAR ENDED JUNE 30,
                                                                --------------------
                                                                  1998        1999
                                                                --------    --------
                                                                   (IN THOUSANDS)
Deferred Tax Assets:
  Carryforwards (operating losses, capital losses, credits,
     etc.)..................................................    $    68     $   347
  Expense reserves (bad debts, insurance, franchise tax,
     vacation, etc.)........................................        588         624
  Intangible assets.........................................        535       1,236
                                                                -------     -------
                                                                  1,191       2,207
Deferred Tax Liabilities:
  Excess tax depreciation...................................     (2,998)     (4,104)
  Excess tax amortization...................................       (526)       (674)
  Other, net................................................        (32)        (15)
                                                                -------     -------
                                                                 (3,556)     (4,793)
                                                                -------     -------
Net deferred tax liability..................................    $(2,365)    $(2,586)
                                                                =======     =======

     The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

                                                                  YEAR ENDED JUNE 30,
                                                                ------------------------
                                                                1997      1998      1999
                                                                ----      ----      ----
Computed "expected" tax expense (benefit)...................     35%       35%       35%
Increase (Reduction) in Taxes Resulting From:
  State income taxes, net of federal income tax benefits....      3         3         3
  Research & Development Credit.............................     (1)       (1)       --
  Other.....................................................     (1)       (1)       (1)
                                                                 --       ---       ---
                                                                 36%       36%       37%
                                                                 ==       ===       ===

     Net operating less carryforwards of $847,000 (from acquisitions) and capital loss carryforwards of $57,000 expire through the year 2014.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8: INDUSTRY AND SUPPLIER CONCENTRATIONS

     The Company sells its products to banks and financial institutions throughout the United States and generally does not require collateral. Adequate reserves (which are insignificant at June 30, 1999, and 1998) are maintained for potential credit losses.

     In addition, the Company purchases most of its computer equipment (hardware) and related maintenance for resale in relation to installation of JHA software systems from one supplier. There are a limited number of hardware suppliers for these required materials.

NOTE 9: STOCK OPTION PLANS

     The Company has two stock option plans: the 1996 Stock Option Plan ("1996 SOP") and the Non-Qualified Stock Option Plan ("NSOP").

     The 1996 SOP was adopted by the Company October 29, 1996, for its employees. This plan replaced the terminating 1987 SOP. Terms of the options are determined by the Compensation Committee of the Board of Directors when granted and for options outstanding include vesting periods up to 2 1/2 years. Shares of common stock are reserved for issuance under this plan at the time of each grant which must be at or above fair market value at the grant date. The options terminate upon termination of employment, three months after retirement, one year after death or ten years after grant. As of June 30, 1999, there were 2,264,000 shares available for future grants under the plan from the original 5,500,000 shares approved by the stockholders.

     The NSOP was adopted by the Company on October 31, 1995, for its outside directors. Options are exercisable beginning six months after grant at a price equal to 100% of the fair market value of the stock at the grant date. The options terminate when director status ends, upon surrender of the option or ten years after grant. A total of 600,000 shares of common stock have been reserved for issuance under this plan with a maximum of 150,000 for each director.

     A summary of the activity of all of the Company's stock option plans is:

                                                                       YEAR ENDED JUNE 30,
                                                               ------------------------------------
                                                                  1997         1998         1999
                                                               ----------    ---------    ---------
Options outstanding, beginning of year:....................     2,913,602    3,120,260    4,322,184
Options granted............................................       189,500    1,434,854      694,774
Options exercised..........................................    (1,320,450)    (208,930)    (645,778)
Options forfeited..........................................       (15,000)     (24,000)     (32,800)
Increase in options outstanding due to 50% stock
  dividend.................................................     1,352,608           --           --
                                                               ----------    ---------    ---------
Options outstanding, end of year:..........................     3,120,260    4,322,184    4,338,380
                                                               ==========    =========    =========
Currently exercisable......................................     2,995,262    3,038,268    3,322,406
                                                               ==========    =========    =========
Weighted-average exercise price for options outstanding....    $    5.494    $   8.324    $  10.791
                                                               ==========    =========    =========
Weighted-average exercise price for options granted........    $   10.928    $  12.547    $  21.306
                                                               ==========    =========    =========
Weighted-average exercise price for options exercised......    $    2.526    $   6.072    $    .187
                                                               ==========    =========    =========
Weighted-average fair value of options granted.............    $    2.888    $   4.934    $   9.608
                                                               ==========    =========    =========

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Following is an analysis of stock options outstanding (O) and exercisable
(E) as of June 30, 1999:

                                                                     WEIGHTED-AVERAGE
                                                                   REMAINING CONTRACTUAL    WEIGHTED-AVERAGE
                                                 SHARES                LIFE IN YEARS         EXERCISE PRICE
                                         ----------------------    ---------------------    ----------------
      RANGE OF EXERCISE PRICES               O            E                  O                O         E
      ------------------------           ---------    ---------    ---------------------    ------    ------
$2 to 5..............................      794,598      794,598            4.61             $ 2.90    $ 2.90
6 to 9...............................    1,205,640    1,205,640            6.47               7.56      7.56
10 to 12.............................    1,281,568      763,968            8.28              11.94     11.86
13 to 19.............................      486,840      219,240            8.89              15.43     14.00
19 to 28.............................      569,734      338,960            9.32              22.11     22.14
                                         ---------    ---------            ----             ------    ------
$2 to 28.............................    4,338,380    3,322,406            7.31             $10.79    $ 9.35
                                         =========    =========            ====             ======    ======

OPTIONS
FORFEITED:

                                                                RANGE OF                 WEIGHTED-AVERAGE
                       FISCAL YEAR                           EXERCISE PRICE    SHARES     EXERCISE PRICE
                       -----------                           --------------    ------    ----------------
1997.....................................................      $  6 to 9       15,000         $ 8.96
                                                               ---------       ------         ------
1998.....................................................      $12 to 13       24,000         $12.07
                                                               ---------       ------         ------
1999.....................................................      $12 to 22       32,800         $18.71
                                                               ---------       ------         ------

     As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to follow Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees," in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards, since the exercise price of the stock options awarded are equal to the fair market value of the underlying security on the grant date.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of the grant using a Black-Scholes option pricing model.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's pro forma information for continuing operations follows:

                                                                         YEAR ENDED JUNE 30,
                                                                    -----------------------------
                                                                     1997       1998       1999
                                                                    -------    -------    -------
                                                                        (IN THOUSANDS, EXCEPT
                                                                           PER SHARE DATA)
Net income..................................    As reported.....    $18,492    $24,205    $32,726
                                                                    =======    =======    =======
                                                Pro forma.......    $18,261    $22,150    $27,453
                                                                    =======    =======    =======
Diluted earnings per share..................    As reported.....    $   .46    $   .58    $   .77
                                                                    =======    =======    =======
                                                Pro forma.......    $   .45    $   .53    $   .64
                                                                    =======    =======    =======
Basic earnings per share....................    As reported.....    $   .49    $   .61    $   .81
                                                                    =======    =======    =======
                                                Pro forma.......    $   .48    $   .56    $   .68
                                                                    =======    =======    =======
Assumptions:
  Expected life (years).....................                           2.16       2.16       2.97
  Volatility................................                             40%        40%        56%
  Risk free interest rate...................                            5.9%       6.1%       5.0%
  Dividend yield............................                            .35%       .35%       .35%

NOTE 10: EMPLOYEE BENEFIT PLANS

     STOCK PURCHASE PLAN -- The Company established an employee stock purchase plan on January 1, 1996. The plan allows the majority of employees the opportunity to directly purchase shares of the Company. Purchase prices for all participants are based on the closing bid price on the last business day of each month.

     401(K) EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP") -- The Company has a 401(k) Employee Stock Ownership Plan (the "Plan") covering substantially all employees of the Company and its subsidiaries. As of July 1, 1987, the plan was amended and restated to include most of the existing ESOP provisions and to add salary reduction contributions allowed under Section 401(k) of the Internal Revenue Code and to require employer matching contributions. The Company matches 100% of employee contributions up to 5% of compensation subject to a maximum of $5,000. The Company has the option of making a discretionary contribution to the Plan, however, none has been made for any of the three most recent fiscal years. The Company assumed responsibility for the Peerless Employee 401(k) Plan as of acquisition date (see Note 12), and will merge it into the Plan as of December 31, 1999. The total expense related to the Plans was $723,000, $952,000, and $1,321,000 for 1997, 1998, and 1999, respectively.

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11: DISCONTINUED OPERATIONS

     In the last quarter of 1996, the Company discontinued the operations of its BankVision Software, Ltd. subsidiary ("BankVision") which it planned to sell by December 31, 1996. The estimated loss on disposal recorded in 1996 consisted of the following:

Estimated loss on sale, net of applicable income tax
  benefit...................................................    $2,390,000
Operating losses from April 1, 1996, through June 30, 1996,
  net of income tax benefit of $78,000......................       130,000
Estimated operating losses from July 1, 1996, to anticipated
  disposal date, net of income tax benefit of $38,000.......       100,000
                                                                ----------
                                                                $2,620,000
                                                                ==========

     The planned sale of BankVision was not concluded as of June 30, 1999. Thus, additional losses of $450,000, $668,000 and $758,000 were reported for the discontinued BankVision unit for the years ended June 30, 1997, 1998 and 1999, respectively. Several issues which were raised during negotiations for the sale of BankVision caused a delay in the Company's plan for disposing of this subsidiary. These issues have now been addressed. The Company is currently honoring commitments to existing customers and anticipates final resolution regarding its discontinued operations by January 31, 2000. The Company has notified customers that maintenance contracts will not be renewed upon normal expiration. (See Note 13).

NOTE 12: BUSINESS ACQUISITIONS

POOLING OF INTERESTS TRANSACTIONS

     The Company acquired all the outstanding shares of Peerless on December 16, 1998, for approximately $36,000,000 (1,654,000 shares) in Company stock.

     The Company acquired all the outstanding shares of Financial Software Systems, Inc. on September 2, 1997, for $600,000 in Company stock.

     The Company acquired all the outstanding shares of G. G. Pulley & Associates, Inc. on July 1, 1997, for $5,000,000 in Company stock.

     The Company acquired all the outstanding shares of Liberty Banking Services, Inc. on September 1, 1996, for $2,000,000 in Company stock.

     Prior years' consolidated financial statements have been restated for the effect of the pooling transactions. The following table presents a reconciliation of revenue and net income previously reported by

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the Company and Peerless to those presented in the accompanying consolidated financial statements. (See Note 13 for the impact of the Sys-Tech pooling).

                                                                                        THREE MONTHS ENDED
                                                          FISCAL 1997    FISCAL 1998    SEPTEMBER 30, 1998
                                                          -----------    -----------    ------------------
                                                                                           (UNAUDITED)
                                                                           (IN THOUSANDS)
Revenues:
  JHA.................................................     $ 82,600       $113,423           $40,728
  Peerless............................................       38,151         29,124             8,921
                                                           --------       --------           -------
  Combined............................................     $120,751       $142,547           $49,649
                                                           ========       ========           =======
Net Income JHA........................................     $ 15,305       $ 21,569           $ 8,296
  Peerless............................................        2,514          1,713               497
                                                           --------       --------           -------
  Combined............................................     $ 17,819       $ 23,282           $ 8,793
                                                           ========       ========           =======

PURCHASE TRANSACTIONS

     On November 25, 1998, the Company acquired all the outstanding shares of Digital Data Services, Inc. common stock for $2,750,000 in cash.

     On July 1, 1998, the Company acquired all the outstanding shares of Hewlett Computer Services, Inc. common stock for $2,250,000 in cash.

     On December 12, 1997, the Company acquired all the outstanding shares of Vertex, Inc. common stock for $1,905,000 in Company stock and $1,095,000 in cash.

     The consolidated operations of the Company include the operations of the acquirees from their acquisition dates for acquisitions accounted for as purchases. Pro Forma information for acquisitions accounted for as purchases is not presented as the impact was not material.

NOTE 13: SUBSEQUENT EVENTS

SALE OF SUBSIDIARY

     On September 7, 1999, the Company completed the sale of its BankVision subsidiary (see discontinued operations, Note 11) for $1,000,000. Under the terms of the agreement, the purchaser, made a $500,000 down payment and executed promissory notes to pay $250,000 (plus interest) in each of the next two years. The net assets of the subsidiary, as of that date, approximately equal the sales proceeds, and as a result, the Company expects the transaction to have minimal effect on its financial results for fiscal year 2000.

OPEN SYSTEM GROUP ACQUISITION

     On September 8, 1999, the Company's wholly-owned subsidiary Open System Group, Inc. ("OSG"), completed the acquisition of BancTec, Inc.'s community banking business, providing software, account processing capabilities and data center operations to over 800 community banks throughout the United States and the Caribbean. Revenues from these acquired community banking operations total approximately $17,000,000 and $43,000,000 for the six months ended June 30, 1999 and calendar 1998, respectively. The total value of the transaction was approximately $56,136,000, of which $50,000,000 was in cash, the assumption of approximately $5,475,000 liabilities and $661,000 in transaction costs. The purchase price was paid with approximately $25,000,000 cash from operations and $25,000,000 proceeds from a line of credit with a commercial lender. The line of credit provides for advances of up to

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$40,000,000, bears interest at variable LIBOR-Based Rates (5.98% as of September 7, 1999) and is due September 7, 2000.

NOTE 14: SYS-TECH ACQUISITION

     On June 1, 2000, the Company acquired all the outstanding shares of Sys-Tech for approximately $16,000,000 (417,000 shares) in Company stock.

     Prior years' consolidated financial statements have been restated for the effect of this pooling transaction. The following table presents a reconciliation of revenue and net income previously reported by the Company, as restated for the Peerless transaction, and Sys-Tech to those presented in the accompanying consolidated financial statements.

                                                                                              NINE MONTHS ENDED
                                                 FISCAL 1997    FISCAL 1998    FISCAL 1999     MARCH 31, 2000
                                                 -----------    -----------    -----------    -----------------
                                                                                                 (UNAUDITED)
                                                                         (IN THOUSANDS)
Revenues:
JHA..........................................     $120,751       $142,547       $184,504          $150,239
Sys-Tech.....................................        5,505          5,688          9,023             5,692
                                                  --------       --------       --------          --------
Combined.....................................     $126,256       $148,235       $193,527          $155,931
                                                  ========       ========       ========          ========
Net Income:
JHA..........................................     $ 17,819       $ 23,282       $ 31,768          $ 22,588
Sys-Tech.....................................          223            255            200                (4)
                                                  --------       --------       --------          --------
Combined.....................................     $ 18,042       $ 23,537       $ 31,968          $ 22,584
                                                  ========       ========       ========          ========

NOTE 15: ADDITIONAL SUBSEQUENT EVENTS (UNAUDITED)

     With respect to the OSG acquisition discussed in Note 13, the Company allocated the purchase price to the assets and liabilities acquired based on their estimated fair values at the acquisition date, resulting in allocations of $39,000,000, $5,315,000 and $1,000,000 to acquired customer relationships, goodwill and acquired software, respectively. The customer contracts, goodwill and software will be amortized on a straight-line basis over 20, 20 and 10 years respectively.

     On April 1, 2000, the Company acquired all the outstanding shares of BancData Solutions, Inc. ("BDS"), for $5,000,000 in cash. BDS is a provider of a variety of service bureau options to community banks, primarily in southern California. Systems are AS/400 based and are already using the JHA core application system. The excess purchase price over the fair value of net assets acquired of $3,963,000 was allocated to customers and is being amortized on a straight-line basis over 20 years.

     On June 7, 2000, the Company completed the acquisition of Symitar Systems, Inc. ("Symitar"), a provider of in-house data processing solutions for credit unions. Symitar provides 237 credit unions throughout the United States with its comprehensive line of software and services that run on the IBM RS/6000. Revenues from these operations totaled approximately $33,000,000 and $36,000,000 for years ended December 31, 1999 and 1998, respectively. The purchase price of $44,000,000 in cash was paid with proceeds from a line of credit with a commercial lender. The line of credit which originally provided for advances of up to $40,000,000 and was due September 7, 2000, was renewed and increased to provide for advances of up to $75,000,000, bears interest at variable LIBOR-Based Rates (7.63% as of June 7, 2000) and is due June 15, 2001.

     The purchase price for Symitar was preliminarily allocated to the assets and liabilities acquired based on their estimated fair values at the acquisition date, pending final determination of the fair value of

                 JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

certain acquired intangible assets. The preliminary allocation has resulted in acquired customers of approximately $41,300,000 and acquired software of $2,000,000 which will be amortized on a straight-line basis over 20 years and 10 years, respectively.

     The three acquisitions discussed above were accounted for using the purchase method. Accordingly, the accompanying consolidated statements of income do not include any revenues and expenses related to these acquisitions prior to their respective closing dates.

     The following unaudited proforma condensed information is presented as if the OSG and Symitar acquisitions had occurred at the beginning of the earliest period presented. The pro forma results for BDS were not included as amounts are not material.

                                                             YEAR ENDED          NINE MONTHS ENDED
                                                              JUNE 30,               MARCH 31,
                                                        --------------------    --------------------
                                                          1998        1999        1999        2000
                                                        --------    --------    --------    --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................................    $212,200    $274,682    $212,093    $178,897
Income from continuing operations...................      21,524      33,205      25,067      20,709
Net income..........................................      20,856      32,447      24,309      20,337
Diluted Earnings Per Share:
  Income from continuing operations.................         .52         .78         .59         .49
  Net income........................................    $    .50    $    .76    $    .57    $    .48

     These unaudited pro forma results have been prepared for comparative purposes only and do not necessarily reflect the results of operations which would have actually resulted had the acquisition occurred as of the beginning of the earliest period presented, or of future results of operations.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined financial information for Jack Henry consists of the Unaudited Pro Forma Combined Statement of Income for the year ended June 30, 1999 and the nine month period ended March 31, 2000 and the Unaudited Pro Forma Combined Balance Sheet as of March 31, 2000. The historical consolidated financial information of Jack Henry has been restated to reflect the acquisitions of Peerless Group, Inc. in December 1998 and Sys-Tech, Inc. of Kansas in June 2000, which were accounted for as poolings-of-interest, as if they had occurred at the beginning of the earliest period presented herein. On September 8, 1999, Jack Henry purchased certain assets comprising BancTec Financial Systems, a unit of BancTec, Inc., for $50.0 million in cash, the assumption of approximately $5.5 million of liabilities and transaction costs of approximately $661,000. The acquisition was funded with $25.7 million from operations and $25.0 million from short-term borrowings. The acquired business was renamed Open Systems Group. On June 7, 2000, the Company completed the acquisition of all of the outstanding common stock of Symitar Systems, Inc. ("Symitar"), a California Subchapter S corporation, for approximately $44.0 million in cash, funded with short-term borrowings. The purchase price for Symitar was preliminarily allocated to the assets and liabilities acquired based on their estimated fair value at the acquisition date, pending final determination of the valuation of certain acquired intangible assets. The Unaudited Pro Forma Combined Statements of Income for the year ended June 30, 1999 and the nine month period ended March 31, 2000 give effect to the Open Systems Group and Symitar transactions as if they had taken place on July 1, 1998. The Unaudited Pro Forma Combined Balance Sheet as of March 31, 2000 gives effect to the Symitar transaction as if it had taken place on that date.

     The Unaudited Pro Forma Combined Statements of Income combines Jack Henry consolidated historical results of operations for the year ended June 30, 1999 and the nine months ended March 31, 2000 with Open Systems Group's and Symitar's historical results for the same periods. Jack Henry's results of operations include the results of operations of Open Systems Group since its acquisition in September 1999. The pro forma combined financial information has been prepared on the basis of assumptions described in the notes.

     The pro forma combined financial information should be read in conjunction with the related notes and the consolidated financial statements and accompanying notes of Jack Henry, the financial statements and accompanying notes of Open Systems Group and the financial statements and accompanying notes of Symitar. The combined pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisitions had been in effect during the periods presented, nor is it necessarily indicative of future operating results or financial position. The amounts in the unaudited pro forma combined financial information and the related notes thereto, other than per share data, are in thousands.

                         JACK HENRY & ASSOCIATES, INC.
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                      HISTORICAL
                                         -------------------------------------
                                                          OPEN                               PRO FORMA
                                         JACK HENRY   SYSTEMS GROUP   SYMITAR    COMBINED   ADJUSTMENTS   PRO FORMA
                                         ----------   -------------   --------   --------   -----------   ---------
Revenues
  Software licensing and
    installation......................    $ 47,181       $ 9,147      $15,294    $71,622      $    --     $ 71,622
  Maintenance/support and service.....      71,278        20,338        6,104     97,720           --       97,720
  Hardware sales......................      75,068        10,679       19,593    105,340           --      105,340
                                          --------       -------      -------    --------     -------     --------
    Total revenues....................     193,527        40,164       40,991    274,682           --      274,682
                                          --------       -------      -------    --------     -------     --------
Cost of Sales
  Cost of hardware....................      54,661         8,160       12,935     75,756           --       75,756
  Cost of services....................      52,582        19,222       14,032     85,836        3,099(a)    88,935
                                          --------       -------      -------    --------     -------     --------
    Total cost of sales...............     107,243        27,382       26,967    161,592        3,099      164,691
                                          --------       -------      -------    --------     -------     --------
Gross profit..........................      86,284        12,782       14,024    113,090       (3,099)     109,991
                                          --------       -------      -------    --------     -------     --------
Operating Expenses
  Selling and marketing expense.......      14,030         6,170        2,152     22,352           --       22,352
  Research and development expense....       5,183         2,875          788      8,846           --        8,846
  General and administrative
    expense...........................      17,347         4,298          644     22,289           --       22,289
                                          --------       -------      -------    --------     -------     --------
    Total operating expenses..........      36,560        13,343        3,584     53,487           --       53,487
                                          --------       -------      -------    --------     -------     --------
Operating income from continuing
  operations..........................      49,724          (561)      10,440     59,603       (3,099)      56,504
                                          --------       -------      -------    --------     -------     --------
Other Income (Expense)
  Interest income.....................       1,619            --          324      1,943                     1,943
  Interest expense....................         (93)           --           --        (93)      (6,347)(b)   (6,440)
  Other, net..........................         363            --           (9)       354                       354
                                          --------       -------      -------    --------     -------     --------
    Total other income (expense)......       1,889            --          315      2,204       (6,347)      (4,143)
                                          --------       -------      -------    --------     -------     --------
Income from continuing operations
  before taxes........................      51,613          (561)      10,755     61,807       (9,446)      52,361
Provision for income taxes............      18,887            --          128     19,015          141(c)    19,156
                                          --------       -------      -------    --------     -------     --------
    Income from continuing
      operations......................    $ 32,726       $  (561)     $10,627    $42,792      $(9,587)    $ 33,205
                                          ========       =======      =======    ========     =======     ========
Diluted earnings per share from
  continuing operations:..............    $   0.77                                                        $   0.78
                                          ========                                                        ========
Diluted weighted average shares
  outstanding.........................      42,641                                                          42,641
                                          ========                                                        ========
Basic earnings per share from
  continuing operations...............    $   0.81                                                        $   0.82
                                          ========                                                        ========
Basic weighted average shares
  outstanding.........................      40,337                                                          40,337
                                          ========                                                        ========

See Notes to Unaudited Pro Forma Combined Financial Information.

                         JACK HENRY & ASSOCIATES, INC.
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                 FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2000

                                                      HISTORICAL
                                         ------------------------------------
                                                          OPEN                              PRO FORMA
                                         JACK HENRY   SYSTEMS GROUP   SYMITAR   COMBINED   ADJUSTMENTS   PRO FORMA
                                         ----------   -------------   -------   --------   -----------   ---------
Revenues
  Software licensing and
    installation......................    $ 35,888       $   416      $6,734    $43,038      $    --     $ 43,038
  Maintenance/support and service.....      69,812         3,016       5,766     78,594           --       78,594
  Hardware sales......................      50,231            65       6,969     57,265           --       57,265
                                          --------       -------      -------   --------     -------     --------
    Total Revenues....................     155,931         3,497      19,469    178,897           --      178,897
                                          --------       -------      -------   --------     -------     --------
Cost of Sales
  Cost of hardware....................      35,920            --       4,043     39,963           --       39,963
  Cost of services....................      54,865         3,141       9,924     67,930        1,862(a)    69,792
                                          --------       -------      -------   --------     -------     --------
    Total Cost of Sales...............      90,785         3,141      13,967    107,893        1,862      109,755
                                          --------       -------      -------   --------     -------     --------
Gross profit..........................      65,146           356       5,502     71,004       (1,862)      69,142
                                          --------       -------      -------   --------     -------     --------
Operating Expenses
  Selling and marketing expense.......      12,514           925       1,587     15,026           --       15,026
  Research and development expense....       5,780           432         782      6,994           --        6,994
  General and administrative
    expense...........................      13,692           396         510     14,598           --       14,598
                                          --------       -------      -------   --------     -------     --------
    Total.............................      31,986         1,753       2,879     36,618           --       36,618
                                          --------       -------      -------   --------     -------     --------
Operating income from continuing
  operations..........................      33,160        (1,397)      2,623     34,386       (1,862)      32,524
                                          --------       -------      -------   --------     -------     --------
Other Income (Expense)
  Interest income.....................         738            --         284      1,022                     1,022
  Interest expense....................      (1,143)           --          --     (1,143)      (3,091)(b)   (4,234)
  Other, net..........................       1,629            (4)         (1)     1,624           --        1,624
                                          --------       -------      -------   --------     -------     --------
    Total Other Income (Expense)......       1,224            (4)        283      1,503       (3,091)      (1,588)
                                          --------       -------      -------   --------     -------     --------
Income from continuing operations
  before taxes........................      34,384        (1,401)      2,906     35,889       (4,953)      30,936
Provision for income taxes............      11,468            --          22     11,490       (1,263)(c)   10,227
                                          --------       -------      -------   --------     -------     --------
  Income from continuing operations...    $ 22,916       $(1,401)     $2,884    $24,399      $(3,690)    $ 20,709
                                          ========       =======      =======   ========     =======     ========
Diluted earnings per share from
  continuing operations...............    $   0.54                                                       $   0.49
                                          ========                                                       ========
Diluted weighted average shares
  outstanding.........................      42,343                                                         42,343
                                          ========                                                       ========
Basic earnings per share from
  continuing operations...............    $   0.56                                                       $   0.51
                                          ========                                                       ========
Basic weighted average shares
  outstanding.........................      40,771                                                         40,771
                                          ========                                                       ========

See Notes to Unaudited Pro Forma Combined Financial Information.

                         JACK HENRY & ASSOCIATES, INC.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2000

                                                      HISTORICAL
                                                 --------------------               PRO FORMA
                                                 JACK HENRY   SYMITAR   COMBINED   ADJUSTMENTS   PRO FORMA
                                                 ----------   -------   --------   -----------   ---------
ASSETS
Current Assets:
  Cash and cash equivalents...................    $ 13,025    $12,018   $25,043      $(2,712)(e) $ 22,331
  Investments, at amortized cost..............       1,034         --     1,034           --        1,034
  Trade receivables...........................      37,803      2,538    40,341           --       40,341
  Income taxes receivable.....................          --         --        --           --           --
  Prepaid cost of product.....................         669        204       873           --          873
  Prepaid expenses and other..................      22,356        117    22,473           --       22,473
                                                  --------    -------   --------     -------     --------
    Total.....................................      74,887     14,877    89,764       (2,712)      87,052
                                                  --------    -------   --------     -------     --------
Property and equipment, net...................      80,520      1,431    81,951           --       81,951
                                                  --------    -------   --------     -------     --------
Other Assets:
  Intangible assets, net of amortization......      65,551         --    65,551       41,177(a)   106,728
  Computer software, net of amortization......       3,626         --     3,626        2,000(a)     5,626
  Other.......................................       1,280         72     1,352           --        1,352
                                                  --------    -------   --------     -------     --------
    Total.....................................      70,457         72    70,529       43,177      113,706
                                                  --------    -------   --------     -------     --------
      Total assets............................    $225,864    $16,380   $242,244     $40,465     $282,709
                                                  ========    =======   ========     =======     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable............................    $  6,918    $   500   $ 7,418      $    --     $  7,418
  Short-term borrowings.......................      29,855         --    29,855       44,000(b)    73,855
  Accrued expenses............................       6,541      1,107     7,648           --        7,648
  Accrued income taxes........................       1,722         --     1,722           --        1,722
  Deferred revenues...........................      41,300     11,330    52,630           --       52,630
  Current portion of long-term debt...........          17         --        17           --           17
                                                  --------    -------   --------     -------     --------
    Total.....................................      86,353     12,937    99,290       44,000      143,290
                                                  --------    -------   --------     -------     --------
Long-term debt................................         182         --       182           --          182
Deferred income taxes.........................       1,907         --     1,907          (92)(d)    1,815
                                                  --------    -------   --------     -------     --------
    Total liabilities.........................      88,442     12,937   101,379       43,908      145,287
                                                  --------    -------   --------     -------     --------
Stockholders' Equity:
  Preferred stock; $1 par value; 500,000
    shares authorized; none issued............          --         --        --           --           --
  Common stock; $.01 par value; 50,000,000
    shares authorized; shares issued at March
    31, 2000 -- 41,121,803....................         411         --       411           --          411
  Additional paid-in capital..................      36,029         30    36,059          (30)(e)   36,029
  Retained earnings...........................     100,982      3,413   104,395       (3,413)(e)  100,982
                                                  --------    -------   --------     -------     --------
    Total stockholders' equity................     137,422      3,443   140,865       (3,443)     137,422
                                                  --------    -------   --------     -------     --------
    Total liabilities and stockholders'
      equity..................................    $225,864    $16,380   $242,244     $40,465     $282,709
                                                  ========    =======   ========     =======     ========

See Notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(a) Adjustment includes amortization expense for the acquired intangible assets of Open Systems Group, offset by the reduction of intangible assets amortized for prior acquisitions of Open Systems Group. The acquired assets consist of customer relationships valued at $39,000 and goodwill valued at $5,315, each to be amortized on a straight-line basis over 20 years, and acquired software valued at $1,000 to be amortized on a straight-line basis over 10 years. This adjustment also included the amortization of acquired intangible assets from Symitar Systems, Inc. The purchase price for Symitar was preliminarily allocated to the assets and liabilities acquired based on their estimated fair value at the acquisition date, pending final determination of the valuation of certain acquired intangible assets. The preliminary allocation has resulted in acquired software valued at $2,000 to be amortized on a straight-line basis over 10 years, with the remaining costs of $41,417 preliminarily allocated to customer relationships to be amortized on a straight-line basis over 20 years. The actual adjustment shown on the Unaudited Pro Forma Combined Balance Sheet of $41,177 reflects $240 in decreased allocable costs due to the change in the net assets of Symitar between March 31, 2000 and the acquisition date.

                                                                  YEAR ENDED     NINE MONTHS ENDED
                                                                 JUNE 30, 1999    MARCH 31, 2000
                                                                 -------------   -----------------
    Open Systems Group amortization of acquired intangible
      assets..................................................      $   828           $  159
    Symitar Systems, Inc. amortization of acquired intangible
      assets..................................................        2,271            1,703
                                                                    -------           ------
    Net increase in amortization..............................      $ 3,099           $1,862
                                                                    =======           ======

(b) Short-term borrowings has been adjusted to reflect the $44,000 of borrowings incurred to finance the acquisition of Symitar Systems, Inc. In addition, this adjustment reflects interest expense that Jack Henry would have incurred if it had borrowed the entire $50,000 cash purchase price of Open Systems Group. Interest expense has been adjusted to reflect the incremental interest from the short-term borrowings related to the acquisitions of Symitar at an interest rate of 7.63% (the current interest rate) and Open Systems Group at an interest rate of 5.98% (the effective borrowing rate at the date of the acquisition). The adjustment reflects the additional interest costs that would have been paid if the acquisitions had occurred as of the beginning of the earliest period reported.

                                                                  YEAR ENDED     NINE MONTHS ENDED
                                                                 JUNE 30, 1999    MARCH 31, 2000
                                                                 -------------   -----------------
    Open Systems Group interest expense to reflect debt
      incurred................................................      $2,990            $  573
    Symitar Systems, Inc. interest expense to reflect debt
      incurred................................................       3,357             2,518
                                                                    ------            ------
    Net increase in interest expense..........................      $6,347            $3,091
                                                                    ======            ======

(c) This adjustment reflects the tax effect of the pro forma adjustments and an additional provision for income taxes, as Symitar was a Subchapter S corporation prior to its acquisition by Jack Henry. The tax effect was determined using an effective tax rate of 36.0%, which approximates the statutory federal rate adjusted for state taxes in the periods presented.

(d) Reflects the net decrease in deferred income taxes arising from the difference between the assigned values and tax bases of the assets and liabilities of Symitar. This adjustment reduces the amount of excess purchase price to be allocated to acquired intangible assets.

(e) Adjustment reflects the pro forma effect of $2,712 of distributions to the stockholders of Symitar during April 2000 as if these distributions had occurred as of March 31, 2000. The adjustment also reflects the elimination of the remaining stockholders' equity of Symitar.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Jack Henry & Associates, Inc.:

     We have audited the accompanying balance sheet of BancTec Financial Systems, a unit of BancTec, Inc., (the "Company") as of August 31, 1999, and the related statements of operations, equity, and cash flows for the twelve months ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of BancTec Financial Systems at August 31, 1999, and the results of its operations and its cash flows for the twelve months ended August 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared from the separate records maintained by BancTec Financial Systems and may not necessarily be indicative of the conditions that would have existed or the results of operations if BancTec Financial Systems had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from BancTec, Inc. for items applicable to BancTec, Inc. as a whole.

/s/ DELOITTE & TOUCHE LLP

December 22, 1999
St. Louis, Missouri

                           BANCTEC FINANCIAL SYSTEMS

                                 BALANCE SHEET

                                AUGUST 31, 1999

                                                                (IN THOUSANDS)
ASSETS
Current Assets:
  Accounts receivable, less allowance for doubtful accounts
     of $1,713..............................................       $ 6,926
  Inventory, less reserve for obsolescence of $336..........           712
  Prepaid expenses and other................................           309
  Deferred income taxes.....................................           919
                                                                   -------
     Total current assets...................................         8,866
Property and equipment, net.................................         2,127
Goodwill, net...............................................        19,266
                                                                   -------
       Total assets.........................................       $30,259
                                                                   =======
LIABILITIES AND EQUITY
Current Liabilities:
  Accounts payable..........................................       $   512
  Accrued expenses..........................................         1,926
  Deferred revenues.........................................         3,684
                                                                   -------
     Total current liabilities..............................         6,122
Deferred income taxes.......................................           919
                                                                   -------
     Total liabilities......................................         7,041
Equity......................................................        23,218
                                                                   -------
     Total liabilities and equity...........................       $30,259
                                                                   =======

See Notes to Financial Statements.

                           BANCTEC FINANCIAL SYSTEMS

                            STATEMENT OF OPERATIONS

                  FOR THE TWELVE MONTHS ENDED AUGUST 31, 1999

                                                                (IN THOUSANDS)
Revenues
  Software and installations................................       $ 9,147
  Maintenance and other services............................        20,338
  Hardware..................................................        10,679
                                                                   -------
     Total revenues.........................................        40,164
                                                                   -------
Cost of Sales
  Software and installations................................         7,602
  Maintenance and support...................................        11,620
  Hardware..................................................         8,160
                                                                   -------
     Total cost of sales....................................        27,382
                                                                   -------
Gross profit................................................        12,782
Operating Expenses
  Product development.......................................         2,875
  Selling...................................................         6,170
  General and administrative................................         4,298
                                                                   -------
     Total operating expenses...............................        13,343
                                                                   -------
Loss from operations before income taxes....................          (561)
                                                                   -------
Provision for income taxes..................................            --
                                                                   -------
Net loss....................................................       $  (561)
                                                                   =======

See Notes to Financial Statements.

                           BANCTEC FINANCIAL SYSTEMS

                         STATEMENT OF CHANGE IN EQUITY

                  FOR THE TWELVE MONTHS ENDED AUGUST 31, 1999

                                                                (IN THOUSANDS)
Balance, September 1, 1998..................................       $28,130
  Net loss..................................................          (561)
  Distribution to BancTec, Inc., net........................        (4,351)
                                                                   -------
Balance, August 31, 1999....................................       $23,218
                                                                   =======

See Notes to Financial Statements.

                           BANCTEC FINANCIAL SYSTEMS

                            STATEMENT OF CASH FLOWS

                  FOR THE TWELVE MONTHS ENDED AUGUST 31, 1999

                                                              (IN THOUSANDS)
Cash Flows from Operating Activities:
Net loss....................................................     $  (561)
Adjustments to Reconcile Net Loss to Cash Flows from
  Operating Activities:
  Depreciation..............................................       1,393
  Amortization..............................................       1,548

  Changes In:
     Accounts receivable....................................       2,243
     Inventory..............................................       1,378
     Prepaid expenses and other.............................          60
     Accounts payable.......................................        (447)
     Accrued expenses.......................................        (357)
     Deferred revenues......................................         370
                                                                 -------
Net cash from operating activities..........................       5,627
                                                                 -------
Cash flows from investing activities -- Capital
  expenditures..............................................      (1,276)
Cash flows from financing activities -- Distribution to
  BancTec, Inc, net.........................................      (4,351)
                                                                 -------
Change in cash..............................................          --
Cash, September 1, 1998.....................................          --
                                                                 -------
Cash, August 31, 1999.......................................     $    --
                                                                 =======

See Notes to Financial Statements.

                           BANCTEC FINANCIAL SYSTEMS

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  SUMMARY OF ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS -- BancTec Financial Systems ("BFS" or the "Company"), a unit of BancTec, Inc. ("BancTec"), provides a broad range of products and services, including hardware, software and account processing capabilities at six data center operations to over 800 community banks throughout the United States and the Caribbean.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES -- Inventories consist of finished goods acquired under reseller agreements and are valued at the lower of cost or market. Cost is determined using the first-in, first-out and weighted average methods. Valuation reserve has been recorded to adjust the net book value of inventory to the net realizable value for obsolescence of specific items.

     DEFERRED REVENUES -- Certain of the Company's contracts permit the Company to bill the customer in advance of the time revenue is recognized. Deferred revenue represents billings in excess of revenue recognized. Revenue is recognized ratably over the contract period as the services are performed, which usually occurs within one year of billing.

     REVENUE RECOGNITION -- The Company's revenue recognition policies for its principal sources of revenue are:
          Equipment and software sales -- Revenue from sales of established products is recognized upon shipment of completed product in conformity with certain provisions of AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Revenue for new products is generally recognized at the time of acceptance by the customer. All customer contracts costs, including equipment and software, are charged to cost of sales at the time the related revenue is recognized.

          Maintenance -- Revenue from maintenance contracts is recognized ratably over the term of the contract. The excess of annual maintenance revenue billed to the customers over revenue recognized to date is shown as deferred revenue.

          Data Centers -- The Company owns and operates six service bureau facilities that provide check and data processing services. The Company enters into multi-year contracts with customers to provide such services. Revenue from the related contracts is recognized as services are provided.

     PRODUCT DEVELOPMENT -- Company sponsored software product development costs are expensed as incurred until technological feasibility has been established. Subsequent to that time, the software product development costs are capitalized in conformity with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." At August 31, 1999, there were no capitalized software costs recorded in other assets. Software costs are amortized on a straight-line basis over a three year period. The amount of software development costs amortized to expense for the twelve month period ended August 31, 1999 was $60.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost and depreciated principally using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

                           BANCTEC FINANCIAL SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

     INTANGIBLE ASSETS -- Intangible assets consist of excess purchase price over the fair value of net assets acquired in business acquisitions. The excess of cost over net assets of acquired businesses is amortized over 10 to 20 years.

     The Company evaluates the recoverability of goodwill and other long-lived assets by measuring the carrying value of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

     COMPREHENSIVE INCOME -- The Company has adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) for the twelve months ended August 31, 1999 equals the Company's net income (loss).

INCOME TAXES

     The operating results of the Company are included in the consolidated federal tax return of BancTec. The provision for income taxes was calculated using a stand-alone allocation method, that is, as if the Company filed on a separate return basis. Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March, 1998, Accounting Standards Executive Committee of the American Institute of Public Accountants issued SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition", which deferred portions of SOP 97-2 for one year. Revenues for the twelve months ended August 31, 1999, from the sales of software, are recognized in accordance with the enacted portions of SOP 97-2 and the Company's management anticipates that the adoption of SOP 98-4 will not have a material impact on the Company's results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This standard is not expected to have a material impact on the Company's financial position and results of operations.

2.  PROPERTY AND EQUIPMENT

     The classification of property and equipment is as follows:

Leasehold improvements......................................    $   79
Computer equipment..........................................     5,378
Equipment and furniture.....................................     2,983
                                                                ------
                                                                 8,440
Less accumulated depreciation...............................     6,313
                                                                ------
                                                                $2,127
                                                                ======

                           BANCTEC FINANCIAL SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

3.  GOODWILL

Goodwill....................................................    $28,013
Less accumulated amortization...............................      8,747
                                                                -------
                                                                $19,266
                                                                =======

4.  ACCRUED EXPENSES

     The detail of accrued expenses is as follows:

Salaries, wages and other compensation......................    $1,237
Accrued cost of services....................................       302
Other.......................................................       387
                                                                ------
                                                                $1,926
                                                                ======

5.  INCOME TAXES

     The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

Gross Deferred Tax Assets:
  Net operating loss carryforwards..........................    $  271
  Expense reserves (bad debts, inventory, insurance,
     vacation, etc.)........................................       928
                                                                ------
       Total gross deferred tax assets......................     1,199
Deferred tax asset valuation allowance......................      (280)
                                                                ------
       Net deferred tax asset...............................       919
                                                                ------
Gross Deferred Tax Liabilities:
  Excess tax depreciation...................................       (58)
  Excess tax amortization...................................      (861)
                                                                ------
       Total gross deferred tax liability...................      (919)
                                                                ------
       Net deferred tax asset...............................    $   --
                                                                ======

     The valuation allowance was adjusted to $280. Given the Company's losses in the twelve months ended August 31, 1999, and in previous periods, it was determined that a full valuation allowance continued to be necessary as of August 31, 1999. The Company did not receive or pay income taxes during the twelve months ended August 31, 1999. Net operating loss carryforwards of $753 expire through the year 2014.

6.  INTERCOMPANY TRANSACTIONS

     As a unit of BancTec, the Company receives administrative support from BancTec. This support includes billing and collecting of accounts receivable, accounts payable processing, payroll and fringe benefits administration and marketing support. As a result of this assistance, BancTec allocates a proportionate share of expenses to each of its participating business units and records the amounts in an intercompany account. The Statement of Operations of the Company includes the expenses allocated from BancTec in amounts that management believes are reasonable. The allocated amounts for the twelve months ended August 31, 1999, to Product Development, Selling and General and Administrative expenses

                           BANCTEC FINANCIAL SYSTEMS
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

were $1,237, $653, and $1,479, respectively. The intercompany balances are included as "Equity" on the Balance Sheet and the Statement of Changes in Equity.

7.  INDUSTRY AND SUPPLIER CONCENTRATIONS

     The Company sells its products to banks and financial institutions throughout the United States and generally does not require collateral. Reserves are maintained for potential credit losses.

     In addition, the Company purchases most of its computer equipment (hardware) and related maintenance for resale in relation to installation of BFS software systems from a few suppliers. There are a limited number of hardware suppliers for these required materials.

8.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases certain real estate facilities and equipment for various operations under non-cancelable operating leases expiring through year 2005. The Company's total rent expense for the twelve months ended August 31, 1999 was $750.

     Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of August 31, 1999 in the aggregate are:

2000........................................................    $  432
2001........................................................       375
2002........................................................       374
2003........................................................       177
2004........................................................       152
Thereafter..................................................        38
                                                                ------
Total minimum future rent payments..........................    $1,548
                                                                ======

INDEBTEDNESS

     BancTec had incurred corporate indebtedness from a commercial lender under which BancTec granted a general lien on all domestic assets, which included those of the Company. Pursuant to the sale of the certain assets comprising the Company (see Note 10), BancTec negotiated with the lender to remove the lien from those specific assets associated with the Company.

9.  EMPLOYEE BENEFIT PLAN

     The Company's employees are eligible to participate in the BancTec Employee's Savings Plan which allows all full-time and part-time U.S. employees to make contributions defined by Section 401(k) of the Internal Revenue Code. The cost of administering this plan and additional discretionary contributions are the expense of BancTec and included in the allocations to the Company, See
Note 6.

10.  SUBSEQUENT EVENT

     On September 8, 1999, BancTec completed the sale of certain assets comprising the Company to Jack Henry & Associates, Inc ("JHA") through its wholly owned subsidiary, Open Systems Group ("OSG"), for $50,000 in cash and the assumption of approximately $5,475 in liabilities, subject to possible post-closing adjustment (the "Purchase Price"). The acquisition was completed pursuant to the Agreement for Purchase and Sale of Assets dated as of September 1, 1999 by and among BancTec, JHA and OSG.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Symitar Systems, Inc.:

     We have audited the accompanying balance sheets of Symitar Systems, Inc. (the "Company") as of December 31, 1999 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

San Diego, California
March 15, 2000

                             SYMITAR SYSTEMS, INC.
                                 BALANCE SHEETS

                                                                DECEMBER 31,     MARCH 31,
                                                                    1999           2000
                                                                ------------    -----------
                                                                                (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................     $5,026,927     $12,017,922
  Accounts receivable.......................................      2,417,906       2,537,540
  Inventories...............................................        346,425         204,358
  Prepaid expenses..........................................        139,777         117,340
                                                                 ----------     -----------
     Total current assets...................................      7,931,035      14,877,160
Property -- net.............................................      1,460,215       1,430,497
Other assets................................................         74,189          72,484
                                                                 ----------     -----------
Total assets................................................     $9,465,439     $16,380,141
                                                                 ==========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................     $  248,100     $   499,693
  Accrued and other liabilities.............................      1,167,279       1,107,064
  Deferred revenue..........................................      4,407,765      11,330,239
                                                                 ----------     -----------
     Total current liabilities..............................      5,823,144      12,936,996
                                                                 ----------     -----------
Commitments (See Note 3 and 4)
Stockholders' Equity:
  Common stock, no par, 10,000 shares authorized, 900 shares
     issued and outstanding.................................         30,000          30,000
  Retained earnings.........................................      3,612,295       3,413,145
                                                                 ----------     -----------
     Total stockholders' equity.............................      3,642,295       3,443,145
                                                                 ----------     -----------
Total.......................................................     $9,465,439     $16,380,141
                                                                 ==========     ===========

See Notes to Financial Statements.

                             SYMITAR SYSTEMS, INC.
                              STATEMENTS OF INCOME

                                                               YEAR ENDED        THREE MONTHS ENDED
                                                            DECEMBER 31, 1999      MARCH 31, 2000
                                                            -----------------    ------------------
                                                                                    (UNAUDITED)
Revenues:
  Software and installations............................       $15,660,963           $2,767,052
  Hardware..............................................         9,262,607            1,891,612
  Maintenance and support...............................         7,881,235            2,341,978
                                                               -----------           ----------
     Total revenues.....................................        32,804,805            7,000,642
                                                               -----------           ----------
Cost of Revenues:
  Cost of hardware......................................         6,116,108            1,081,677
  Cost of services......................................         8,387,360            1,980,429
                                                               -----------           ----------
     Total cost of revenues.............................        14,503,468            3,062,106
                                                               -----------           ----------
Gross Profit............................................        18,301,337            3,938,536
                                                               -----------           ----------
Operating Expenses:
  Salaries and benefits.................................         9,467,877            2,306,434
  General and administrative............................         2,573,054              709,516
  Marketing and travel..................................           758,941              211,461
  Depreciation and amortization.........................           479,163              120,833
                                                               -----------           ----------
     Total operating expenses...........................        13,279,035            3,348,244
                                                               -----------           ----------
Income from operations..................................         5,022,302              590,292
                                                               -----------           ----------
Other Income (Expense):
  Interest income.......................................           322,985              122,775
  Loss on disposal of assets............................              (170)              (1,544)
                                                               -----------           ----------
     Total other income -- net..........................           322,815              121,231
                                                               -----------           ----------
Income before income taxes..............................         5,345,117              711,523
Provision for income taxes..............................            82,826               10,673
                                                               -----------           ----------
Net income..............................................       $ 5,262,291           $  700,850
                                                               ===========           ==========

See Notes to Financial Statements.

                             SYMITAR SYSTEMS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                        YEAR ENDED DECEMBER 31, 1999 AND
                       THREE MONTHS ENDED MARCH 31, 2000

                                                   COMMON STOCK
                                                 -----------------     RETAINED
                                                 SHARES    AMOUNT      EARNINGS         TOTAL
                                                 ------    -------    -----------    -----------
BALANCE, JANUARY 1, 1998.....................     900      $30,000    $ 4,621,756    $ 4,651,756
  Distributions to stockholders..............                          (6,271,752)    (6,271,752)
  Net income.................................                           5,262,291      5,262,291
                                                  ---      -------    -----------    -----------
BALANCE, DECEMBER 31, 1999...................     900       30,000      3,612,295      3,642,295
  Distributions to stockholders..............                            (900,000)      (900,000)
  Net Income.................................                             700,850        700,850
                                                  ---      -------    -----------    -----------
BALANCE, MARCH 31, 2000 (UNAUDITED)..........     900      $30,000    $ 3,413,145    $ 3,443,145
                                                  ===      =======    ===========    ===========

See Notes to Financial Statements.

                              SYMITAR SYSTEMS, INC
                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED    THREE MONTHS ENDED
                                                              DECEMBER 31,       MARCH 31,
                                                                  1999              2000
                                                              ------------   ------------------
                                                                                (UNAUDITED)
Operating Activities:
Net income..................................................  $ 5,262,291       $   700,850
Adjustments to Reconcile Net Income to Net Cash from
  Operating Activities:
  Depreciation and amortization.............................      479,163           120,833
  Loss on disposal of assets................................          170             1,544
  Changes in Assets and Liabilities:
     Accounts receivable....................................    1,277,639          (119,634)
     Inventories............................................      381,555           142,067
     Prepaid expenses.......................................       28,674            22,437
     Other assets...........................................       (7,984)            1,705
     Accounts payable.......................................     (975,494)          251,593
     Accrued and other liabilities..........................       75,995           (60,215)
     Deferred revenue.......................................   (4,163,407)        6,922,474
                                                              -----------       -----------
       Net cash from operating activities...................    2,358,602         7,983,654
                                                              -----------       -----------
Investing activities -- Acquisition of property.............     (344,640)          (92,659)
                                                              -----------       -----------
Financing activities -- Distribution to stockholders........   (6,271,752)         (900,000)
                                                              -----------       -----------
Net increase (decrease) in cash and cash equivalents........   (4,257,790)        6,990,995
  Cash and cash equivalents at beginning of period..........    9,284,717         5,026,927
                                                              -----------       -----------
Cash and cash equivalents at end of period..................  $ 5,026,927       $12,017,922
                                                              ===========       ===========
Supplemental Disclosure of Cash Flow Information
  Income taxes paid.........................................  $   125,617                --
                                                              ===========       ===========

See Notes to Financial Statements.

                             SYMITAR SYSTEMS, INC.
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS -- Symitar Systems, Inc. (the "Company") is a California corporation engaged in the design and development of data processing software systems primarily for the credit union industry, which it sells together with related hardware, program maintenance and software developed by third parties. The Company's customers are primarily located throughout the United States.

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     REVENUE AND COST RECOGNITION -- Revenue is recognized under the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition". Revenues include sales of hardware, third-party software, proprietary software, conversion services and software maintenance. Revenues and costs from hardware and third-party software sales are recognized upon shipment. Revenues and costs from sales of proprietary software and conversion services are recognized over the period of conversion. Revenues and costs from software maintenance are recognized ratably over the maintenance period.

     CASH EQUIVALENTS -- Cash equivalents consist of investment instruments purchased with an original maturity of three months or less.

     ACCOUNTS RECEIVABLE -- Based upon past experience, management anticipates that all receivables are collectible, therefore no allowance for doubtful accounts has been established.

     INVENTORIES -- Inventories consist of various types of hardware and third-party software and are stated at the lower of cost or market. Cost is generally determined on the first-in, first-out method.

     PROPERTY -- Property is stated at cost. Depreciation on computer equipment, furniture and software is provided using the straight-line method over the estimated useful lives of the assets (generally three to ten years). Leasehold improvements are amortized, using the straight-line method, over the shorter of the life of the improvement or the remaining lease term.

     DEFERRED REVENUE -- Deferred revenue represents amounts billed to customers in advance of revenue earned.

     INCOME TAXES -- The Company has elected to be taxed as a Subchapter S corporation for federal and state purposes. Under this election, the Company is not liable for federal taxes on income and is liable for only 1.5% of state taxable income. Accordingly, the earnings of the Company are reported on the stockholders' federal and state income tax returns.

     CONCENTRATION OF CREDIT RISK -- The Company invests its excess cash in money market accounts. At December 31, 1999 the Company had deposits in excess of federally insured limits of approximately $4,526,627.

     The Company sells its products to credit unions throughout the United States and generally does not require collateral. Adequate reserves (which are insignificant at December 31, 1999) are maintained for potential credit losses.

     UNAUDITED INTERIM FINANCIAL STATEMENTS -- In the opinion of management, the unaudited interim financial statements as of March 31, 2000 and for the three month periods then ended reflect all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation. The

                             SYMITAR SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

accounting principles applied in preparation of the interim financial statements are consistent with those applied in the annual financial statements. Results of operations for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December, 31, 2000.

2.  BALANCE SHEET DETAILS AT DECEMBER 31, 1999

Property -- At Cost:
Computer equipment..........................................   $ 1,723,304
Furniture...................................................       999,079
Leasehold improvements......................................       316,440
Software....................................................       341,201
                                                               -----------
                                                                 3,380,024
Less accumulated depreciation and amortization..............    (1,919,809)
                                                               -----------
Total.......................................................   $ 1,460,215
                                                               ===========

3.  COMMITMENTS

     EMPLOYEE BENEFIT PLAN -- The Company has an employee profit sharing plan with a 401(k) deferred compensation provision. The plan covers employees over 21 years old who have completed one year of service. The Company's contributions are based upon the employees' compensation and voluntary employee deferrals. Expense related to the plan was $983,253 for the year ended December 31, 1999.

     OPERATING LEASE -- The Company leases office space under an operating lease that expires in August 2004. The Company has an option to renew the lease for an additional five years. Rent expense for the years ended December 31, 1999 was $933,314. Payments under the lease are personally guaranteed by the Company's stockholders. Future annual minimum lease payments are as follows:

2000........................................................   $  745,643
2001........................................................      799,033
2002........................................................      874,119
2003........................................................      948,336
2004........................................................      572,486
                                                               ----------
Total.......................................................   $3,939,617
                                                               ==========

4.  SUBSEQUENT EVENTS

     DIVIDEND -- The Board of Directors approved the distribution of $900,000 in dividends to stockholders of record as of January 14, 2000.

     SALE OF THE COMPANY (UNAUDITED) -- On June 7, 2000, the stockholders of the Company consummated the sale of the Company to Jack Henry & Associates, Inc. for $44,000,000 in cash.

     DIVIDENDS -- The Board of Directors approved distributions of $1,500,000 and $1,212,294 to stockholders of record as of April 14, 2000 and April 28, 2000, respectively.

                             SYMITAR SYSTEMS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     Prior to its sale, the Company had elected to be taxed as a Subchapter S corporation for federal and state tax purposes. The pro forma provision for income taxes that would have been recorded by the Company in addition to the historical provision, utilizing statutory tax rates, had the Company not been an S corporation prior to its sale was $1,841,416 and $245,475 for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively. In addition, the undistributed earnings of an S corporation are required to be reclassified to paid-in capital in pro forma statements. Therefore, historical retained earnings, adjusted for the additional taxes in the respective period discussed above, would have been reported as paid-in capital of $1,770,884 and $1,326,252 at December 31, 1999 and March 31, 2000, respectively.

                                *  *  *  *  *  *

                      (This Page Intentionally Left Blank)

                      (This Page Intentionally Left Blank)

--------------------------------------------------------------------------------

                               [JACK HENRY LOGO]

                             PRUDENTIAL SECURITIES
                               CIBC WORLD MARKETS
                             ROBERT W. BAIRD & CO.
                            GEORGE K. BAUM & COMPANY
                           A.G. EDWARDS & SONS, INC.

--------------------------------------------------------------------------------